10/16

06017719

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Australian Gas Light Co

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 04797

FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 10/26/06

AR/S
6-30-06

The Australian Gas Light Company 2006 Concise Annual Report


The Australian Gas Light Company 2006 Concise Annual Report
powering.
AGL

dates.

04 September 2006 Shares begin trading ex-dividend

08 September 2006 Record date for final dividend

22 September 2006 Final dividend payable

06 October 2006 Scheme meeting 10.30am

06 October 2006 Shareholder information meeting 2.00pm

directory of offices.

Head Office

The Australian Gas Light Company
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2552

Energy Networks

72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2751

Merchant Energy

Sydney
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2477

Melbourne
Level 22, 120 Spencer Street
Melbourne VIC 3000
Telephone 03 8633 6000
Facsimile 03 8633 6002

Retail Energy

Sydney
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2477

Adelaide
AGL Centre
226 Greenhill Road
Eastwood SA 5063
Telephone 1300 137245
Facsimile 1800 654337

Canberra
Level 4, ActewAGL House
221 London Circuit
Canberra City ACT 2601
Telephone 02 6243 0900
Facsimile 02 6243 0916

Melbourne
Level 22, 120 Spencer Street
Melbourne VIC 3000
Telephone 03 8633 6000
Facsimile 03 8633 6002

Agility

Sydney
72 Christie Street
St Leonards NSW 2065
Telephone 02 9921 2999
Facsimile 02 9921 2181

Brisbane
Level 2, 96 Mount
Gravatt-Capalaba Road
Upper Mount Gravatt QLD 4122
Telephone 07 3323 6000
Facsimile 07 3323 6010

Canberra
189 Gladstone Street
Fyshwick ACT 2609
Telephone 02 6295 5444
Facsimile 02 6239 2388

Launceston
23 Tamar Street
Launceston TAS 7250
Telephone 03 6331 7913
Facsimile 03 6331 8436

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9629 1878

Perth
Level 8, Australia Place
15-17 William Street
Perth WA 6000
Telephone 08 9422 4100
Facsimile 08 9322 3631

Chile

Viña del Mar
AGL Chile Operations
Camino Internacional 1420
Reñaco Alto
Viña del Mar
Telephone 0011 56 32 277000
Facsimile 0015 56 32 277050

Cover printed on Emaster Gloss
Content printed on Tudor RP, 100% recycled Australian paper
Printed by Lyfield Printing

The Australian Gas Light Company 2006 Concise Annual Report

This is the first Annual Report of AGL prepared under the Australian equivalents to International Financial Reporting Standards (A-IFRS). Comparatives for the year ended 30 June 2005 have been restated accordingly.

contents.



2006

chairman & managing director's report.

continued

Moranbah is strategically located in the Townsville to Gladstone industrial corridor in Queensland and gives AGL options for providing competitively priced energy to new customers following the opening of the Queensland energy market to competition in 2007.

Following a lack of sufficient committed foundation load and escalating construction costs, a decision was taken by AGL to write off its 50% share of the Front End Engineering and Design (FEED) costs incurred to 30 June 2006 of $25.1 million pre tax. The pipeline route and associated cost build up were unable to be sufficiently determined without a final committed load. APC continues to work with upstream producers to evaluate alternative structures to bring PNG gas to eastern states markets.

AGL's energy businesses have excellent future growth prospects. We will continue with renewed vigour to develop them for the benefit of our Shareholders.

Infrastructure business

The Agility infrastructure management and services business delivered over 60% revenue growth from additional contracts from third party clients. Agility now has a significant presence in the broader national infrastructure services market.

The underlying results of the gas and electricity networks were positively influenced by a colder than expected start to winter. This performance was achieved even in light of the recent five-year price determinations by the NSW and Victorian regulators.

Conclusion

If Shareholders vote in favour of the Recommended Proposal, this Annual Report will be the last prepared by The Australian Gas Light Company and the next Annual Reports you receive will be from new AGL and new Alinta.

In what could therefore be our last extensive communication with you as Shareholders in the existing AGL, it is with a sense of pride that we reflect on the achievements of AGL over the past 169 years. The Company, first established by private interests in 1837, has grown to become Australia's leading integrated energy company with the largest energy customer base in the country.

By recommending a fundamental change to the structure and direction of AGL, your Board is looking to enhance and grow Shareholder value to a level that is more commensurate with the changing demands of the external environment in which AGL operates.

By taking a view that there is additional value to be created by separating AGL's regulated assets from the 'market-facing' businesses, the AGL Board is looking to open the next chapter for AGL Shareholders. The Recommended Proposal with Alinta delivers a greater scale and diversity of opportunity to AGL Shareholders than your Board first envisaged last October.

In light of these proposed changes, Sir Ron Brierley has decided to retire, at the Shareholder Meeting to consider the Recommended Proposal. Sir Ron has been a member of the Board since 1987. Over that time he has made substantial contributions to Board deliberations and played a key role in changes at AGL. On behalf of all Shareholders we thank him for his perspective on value creation and the insights he has brought to Board discussions, and we wish him well for the future.

In addition, David Craig will also leave the Board, retiring at the Shareholder Meeting. David has been a Board member since May 2005 and brought to the Board significant and valuable financial and commercial experience. He has been appointed to the role of Chief Financial Officer of the Commonwealth Bank of Australia. We thank him for his time as a Director and wish him the best for his future.

During the year, the former Managing Director Greg Martin also retired. His contribution across many areas of AGL during a 25 year career is appreciated.

We look forward to continuing to deliver robust Shareholder returns and to the exciting opportunities that will be available through the creation of new AGL and the merger of our infrastructure business with Alinta. We appreciate the loyalty and support of AGL Shareholders that has brought us to this point.

On a final note, we wish to thank all AGL's people for their continued commitment, dedication and contribution. Without them we would not have realised our goals. We are confident that AGL can meet the challenges that lie ahead.

Mark Johnson,
Chairman

Paul Anthony,
Managing Director

23 August 2006

financial summary.

YEAR ENDED 30 JUNE 2006			
$ million unless indicated	2006	2005	Change %
Revenue*	4,268.1	3,890.8	9.7
Profit before finance costs and income tax*	735.3	387.9	89.6
Finance costs	(143.8)	(89.2)	61.2
Income tax expense*	(134.5)	(54.4)	147.2
Profit before outside equity interests*	457.0	244.3	87.1
Outside equity interests*	-	(20.1)	(100.0)
Profit attributable to Shareholders*	457.0	904.4	(49.5)
Total assets	10,487.8	7,880.9	33.1
Total liabilities	(5,723.5)	(3,228.9)	77.3
Net assets	4,764.3	4,652.0	2.4
Shareholders' equity	4,764.3	4,652.0	2.4
Outside equity interests	-	-	-
Total equity	4,764.3	4,652.0	2.4
Cash flow from operating activities	436.0	557.4	(21.8)
Capital expenditure	865.1	187.7	360.9
Net borrowings	3,321.1	1,249.0	165.9
Earning per share* (¢)	100.2	198.1	(47.4)
Dividends per share (¢)	67.5	63.0	7.1
Earnings on Shareholders' equity* (%)	9.7	20.0	(49.5)
Debt / debt plus equity (%)	41.1	21.2	93.4
Net borrowing costs cover (times)	6.1	8.5	(28.2)
Net tangible assets per share ($)	5.18	6.78	(23.6)
Net assets per share ($)	10.45	10.19	2.6

*including significant items

energy measurements.

GAS ENERGY UNITS

The basic unit of energy used in the gas industry is a joule

1 megajoule (MJ) = 1 million joules

1 gigajoule (GJ) = 1 thousand megajoules

1 terajoule (TJ) = 1 million megajoules

1 petajoule (PJ) = 1 billion megajoules

It takes approximately one megajoule to boil enough hot water for 14 cups of tea.

ELECTRICITY ENERGY UNITS

The basic unit of energy used in the electricity industry is a watt hour

1 kilowatt hour (kWh) = 1 thousand watt hours

1 megawatt hour (MWh) = 1 thousand kilowatt hours

1 gigawatt hour (GWh) = 1 thousand megawatt hours

It takes approximately 300 watt hours to boil enough hot water for 14 cups of tea.

Conversion from electricity (kilowatt hours) to gas (megajoules): 1 kilowatt hour = 3.6 megajoules

recommended proposal.

Developed a Recommended Proposal for Shareholders to approve the formation of new AGL, and for AGL's infrastructure and services business to be merged with the business of Alinta Limited.

highlights



PROPOSED ASSETS OF NEW AGL AND NEW ALINTA[1]

AGL SHAREHOLDERS – 100%

NEW AGL

Electricity Retail	Gas Retail	Upstream Gas	Power Generation
			

- Company expected to be in the S&P/ASX100 index.
- A leading Australian integrated energy company.
- Paul Anthony to be CEO.

AGL SHAREHOLDERS – 46% ALINTA SHAREHOLDERS – 54%

NEW ALINTA

Gas Distribution Networks	Electricity Distribution Networks	Gas Transmission Pipelines	Contracted Power Generation	Asset Management
				

- Company expected to be in the S&P/ASX100 index.
- Largest energy infrastructure company in Australia.
- Bob Browning to be CEO.

The Recommended Proposal will deliver AGL Shareholders a superior outcome over AGL's original demerger plans announced in October 2005, by creating a 100%-owned pure play energy business and taking 46% ownership of Australia's largest energy infrastructure business.

highlights



KEY STRENGTHS OF NEW AGL AND NEW ALINTA

NEW AGL

Size: New AGL will be one of Australia's leading integrated energy companies with over three million customer accounts.

Asset management: New AGL will have the benefit of AGL's proven management and Board in continuing to operate the integrated energy business.

Growth: New AGL will be well positioned to capture growth opportunities across Australia.

Integrated business: New AGL's planned developments in upstream power generation and gas supplies will further enhance its integrated energy strategy.

Appropriate capital structures: An efficient capital structure will provide a more efficient cost of capital, facilitating fully-franked dividends and future growth.

Strong brands: AGL and Alinta brands will continue to be used in their home markets.

New AGL will focus on delivering sustainable growth in earnings per share and total Shareholder returns.

NEW ALINTA

Size: New Alinta will be Australia's largest energy infrastructure company, specialising in the ownership, management and operation of energy infrastructure.

Asset management: The merger of Agility and Alinta Network Services will create an asset management business that will operate new Alinta's assets as well as provide services for existing and new third party customers.

Growth: New Alinta is expected to deliver growth from a portfolio of development projects to facilitate strong cash flow growth.

Appropriate capital structures: An efficient capital structure is expected to allow new Alinta to efficiently leverage its investments and maintain strong and consistent dividend and earnings growth.

New Alinta will focus on delivering consistent cash flow growth and maximising distributions to Shareholders.

improved customer service.

Launched a business transformation program aimed at improving AGL's capabilities further amid continuing competitive pressures in retail energy markets in Victoria, NSW and South Australia. The program is aimed at delivering significant cost reductions and service improvement to over three million customer accounts.

highlights



cleaner power generation.

Acquired Southern Hydro consisting of eleven hydro power stations and one of Australia's largest wind farms, meaning that almost 40% of AGL's generation capacity now produces no greenhouse gas emissions. Enhanced AGL's low-emission generating capabilities by announcing plans to develop further gas-fired plants in NSW, South Australia and Queensland, and hydro facilities in Victoria.

highlights





strategic gas supplies.

Finalised the acquisition of a 10% share in the PNG Upstream Gas Project for an initial payment of $528 million, which provides interests in gas and oil reserves, and production and processing infrastructure. Secured strategic supplies of coal seam methane gas (CSM) through an interest in the Camden CSM project in NSW and a 50% share in the Moranbah Gas Project in Queensland.

highlights







multi-utility achievement by agility.

Demonstrated further the multi-utility capability of the Agility infrastructure management and services business by securing additional contracts for the provision of services to water utilities. Sydney Water continues to show confidence in Agility's management capabilities by awarding new contracts during the year totalling $26.2 million.

highlights


Agility

retail energy.

Retail Energy is responsible for the marketing and sale of natural gas, electricity and energy-related products and services to Australia's largest retail customer base, comprising approximately 2.8 million customer accounts. AGL's residential and small business customers are located in NSW, Victoria and South Australia, while industrial and commercial customers are located also in Queensland.

Retail Energy's ambition is to remain Australia's leading energy retailer. To do this, it is focused on growing dual fuel customer numbers in existing and emerging markets, reducing operating costs and maintaining AGL's brand recognition. Responding to and meeting expectations of our customers are key factors in retaining and growing AGL's customer base in an increasingly competitive marketplace.

In a year of intense competition across all of AGL's markets and with new competitors emerging, Retail Energy's customer accounts fell marginally. However high-value dual fuel accounts continued to increase and AGL retained its status as the leading retail energy brand measured by brand awareness surveys in all markets.

Profit contribution
before finance costs and tax

$262.8 million ↑18.8% ($41.6 million)

Achieved primarily by more favourable energy purchase costs offset by a very competitive retail environment and a warmer winter last year

Industrial and commercial customer growth

Retail Energy has delivered real volume and margin growth within most areas of its large market industrial and commercial customer base. This has been driven by focused campaign and channel marketing activity. The business is well positioned to expand its position in this segment into 2007.

A concentrated level of customer service and innovative commercial solutions, coupled with the value-added approach to customer management, proves to be a significant differentiator for large customers in this highly-competitive market.

Responding to customers

Retail Energy has continued to meet the challenges of increasing customer service expectations through improvements in its integrated call distribution and handling processes, and the development of teams to handle more difficult service issues.

The business also undertook an extensive review of all service processes to determine how to position itself for the future. Significant time was invested in understanding the requirements of customers when they call AGL's service centres.

The review has now concluded and the first phase to implement its recommendations is due for completion within the first half of the 2006/2007 financial year.

Improving profitability

In response to the increasing demands of customers, and to ensure continued growth, Retail Energy is embarking on a business transformation program. This program is a focused approach to delivering significant cost reductions and performance improvement across the Retail Energy business. It covers management of people, processes, technology and data, and includes the replacement of AGL's mass-market billing systems.

The program will help deliver Retail Energy's key operational objectives, which are to:

- Achieve operational excellence through operating cost reductions and simpler standardised processes;
- Develop more stringent approaches to measuring performance;
- Reduce the overall cost to serve per customer;
- Maximise customer retention and profitable growth through improved customer management and service delivery;
- Lower business and IT costs through the replacement of AGL's legacy billing systems; and
- Establish capability to capture future growth opportunities.

The business transformation program will also deliver a robust IT platform that will add value and a competitive edge over the long term, improving customer service capabilities and reducing AGL's costs to acquire and serve customers.

Positioning for growth in Queensland

Queensland's residential energy market is expected to open to competition on 1 July 2007. This provides an important opportunity for growth and Retail Energy is currently developing market entry plans, which may be through the acquisition of an incumbent business as well as through customer sales and marketing efforts.

Retail regulation

During the year, regulated energy prices were varied in accordance with multi-year price agreements in South Australia (electricity), NSW (gas) and Victoria (gas and electricity). AGL continues to support national consistency in regulation of Australia's retail energy markets. During the year, the Ministerial Council on Energy progressed with the process to establish a national regulatory framework by 1 January 2008. This positive step will provide retailers with the opportunity to deliver more effective and consistent service to all customers.

Responding to customers in difficulty

AGL's Staying Connected program continues to support residential customers who are experiencing short or long-term financial difficulties. The program aims to assist AGL's most vulnerable customers to break the debt cycle and move towards sustainable consumption and payment patterns. More than 13,000 customers are currently participating in the program, receiving individually tailored assistance in the form of advice on energy efficiency and government concessions and, where appropriate, referrals to financial counselling and social welfare services.

Continuing to respond to the needs of our customers.


response.

NATURAL GAS SALES

PERFORMANCE	PJ	FEATURES
Total Sales	138.9	Increase in mass-market customer accounts, plus overall strong growth in commercial and industrial volume.
VIC	62.1	Decrease in mass-market customer accounts of 4,573, offset by strong growth in commercial and industrial volume.
SA	7.5	Increase in mass-market customer accounts of 12,171, coupled with strong growth in commercial and industrial volume.
NSW	69.3	Decrease in mass-market customer accounts of 5,019, offset by strong growth in commercial and industrial volume.

ELECTRICITY SALES

PERFORMANCE	GWh	FEATURES
Total Sales	22,147	Decrease in volume due primarily to overall net decrease in mass-market customer accounts.
VIC	9,483	Decrease in mass-market customer accounts of 49,559, offset by growth in commercial and industrial volume.
SA	6,929	Decrease in mass-market customer accounts of 65,185, offset by modest growth in average consumption.
NSW	5,046	Increase in mass-market customer accounts of 62,548, coupled with a moderate decrease in commercial and industrial volume.
QLD	689	Improvement in market share.

Dual fuel accounts

1,096,636 total accounts ↑5.8%

Representing an increase of products per customer from 1 23 in June 2005 to 1 25 in June 2006 A core part of AGL's retail strategy is to improve its dual fuel market penetration

energy networks.

review of operations

Energy Networks represents AGL's ownership in gas and electricity distribution networks comprising two businesses: AGL Gas Networks (servicing Sydney and regional NSW) and AGL Electricity Networks (servicing 950 square km of north-west greater Melbourne). Both Networks provide non-discriminatory regulated distribution services to licensed energy retailers, including AGL's retail business.

Profit contribution
before finance costs, tax and significant items

Energy Networks
(combined gas and electricity results)
$208.2 million ↓1.4% ($3.0 million)

Gas Networks
$119.2 million ↓10.0% ($13.2 million)

Reflects the full-year effect of reduced distribution tariffs following implementation of the Independent Pricing and Regulatory Tribunal (IPART) approved 2006 to 2010 Access Arrangement in July 2005, and lower throughput mainly due to reduced demand in the large industrial market

Electricity Networks
$89.0 million ↑12.9% ($10.2 million)

Includes the six-month impact of the Essential Services Commission (ESC) regulatory decision that established new tariffs effective from 1 January 2006.

Gas Networks

Gas transported on the AGL gas distribution network in NSW during the year was 95.3 PJ, a decrease of 0.5 PJ compared to the corresponding period last year. This decrease is principally attributable to the large industrial market (1 PJ reduction). Consumption trends in the tariff market also continue to fall, due largely to reduced water usage as a result of ongoing drought conditions.

New site growth saw a net increase of 23,442 customer sites and 180 km of gas mains added to the network. The NSW gas distribution network now comprises 23,721 km of gas mains and transports natural gas to 975,033 customer sites.

Significant capital projects for Gas Networks included an upgrade of eight major supply facilities and three sections of the low pressure network to ensure continuing safe and reliable supply. The project to provide supply security to the Sydney high pressure network by constructing a new gas main between Liverpool and Marrickville in Sydney's inner west is well advanced. Engineering design and route selection for the project are complete, the pipe has been procured and construction work has begun.

Electricity Networks

Electricity distributed by the AGL electricity network was 4,209 GWh, an increase of 0.8% on last year. This result occurred through increased residential and small business consumption and is largely attributable to the warmer December and January and cooler May and June relative to 2005.

Growth in customer sites was also strong with a net increase of 7,570 sites connected to the network during the year. Network length was extended by 133 km, bringing the total line length to 10,418 km.

Significant capital projects for Electricity Networks in 2005/2006 included the completion of a two-year project to construct a new sub-transmission line from Keilor to Sunbury, to reinforce supply to Sunbury and surrounding areas, and the installation of a new transformer in North Heidelberg.

The reliability of the electricity network in the 2005 calendar year was consistent with operational targets after taking into account the exemption granted by the ESC for the extreme weather conditions which affected Melbourne in February 2005.

Securing Sydney's gas supply – Sydney Primary Loop Project

As part of a long-term plan to upgrade the Sydney high pressure network, the Sydney Primary Loop Project will reinforce the existing Sydney gas distribution network to provide a more secure supply and increased capacity for future long-term growth in Sydney.

The Project involves the construction of a new 30 km, 500 mm diameter, natural gas high pressure primary main that will extend across Sydney's south-western suburbs between Liverpool and Marrickville, completing a major supply loop around Sydney

This Project will greatly enhance security of supply to gas consumers in the Sydney area.

Construction began in May 2006 and AGL expects the work to be complete in 12 to 18 months.

NETWORK TARIFF REVENUES

ELECTRICITY	
Residential	38%
Small Business	26%
Large Business	36%
GAS	
Residential	66%
Small Business	21%
Large Business	13%



ENERGY TRANSPORTED

ELECTRICITY	
Residential and Small Business	47%
Large Business	53%
GAS	
Residential and Small Business	34%
Large Business	66%



Ensuring the continued supply of safe and reliable energy through our distribution areas.


focus.

GAS NETWORKS

PERFORMANCE

- EBIT $119.2 million ↓$13.2 million.
- 95.3 PJ ↓0.5 PJ.
- 23,442 increase in connected sites.
- Total sites 975,033.
- Total mains length 23,721 km ↑180 km.
- 98% of network incidents responded to within 60 minutes of notification.

FEATURES

- Financial results include the full-year effect of IPART's 2005 regulatory decision for the gas network.
- Slow down in housing resulted in reduced connection numbers.
- Lower industrial demand adversely impacted total volumes transported.

ELECTRICITY NETWORKS

PERFORMANCE

- EBIT $89.0 million ↑$10.2 million.
- 4,209 GWh ↑34 GWh.
- 7,570 increase in connected sites.
- Total sites 293,263.
- Total network length 10,418 km ↑133 km.
- SAIDI and SAIFI supply interruption indices within operational expectations.

FEATURES

- Total revenue increased by $9.9 million (5%) due largely to weather related volume growth, despite the half-year effect of the ESC 2006 pricing review.
- Commonwealth Games development increased demand for connections.

NETWORK OUTAGE PERFORMANCE - SAIDI


98
95
80
90
85
87
66
85
81.1
83
2001
2002
2003
2004
2005
Actual
Target

SAIDI means 'System Average Interruption Duration Index' (SAIDI), which is the total minutes on average that a customer can expect to be without electricity in a year due to interruptions (of duration equal to or greater than one minute).

Note that Actual SAIDI in 2000, 2001, 2003 and 2005 includes adjustments for approved exemptions.

SAIDI is calculated on a calendar year basis.

The 2005 figure includes the impact of extreme weather events early in that year.

merchant energy.

review of operations

Merchant Energy is responsible for managing and developing AGL's wholesale energy and power generation portfolios.

Merchant Energy focuses on the strategic growth of AGL's gas and electricity portfolios to ensure long-term sustainability and market competitive energy supplies into the future. This approach is fundamentally linked to a complementary retail business strategy, which together minimises risk and provides for competitive energy products and investments.

Profit contribution
before finance costs and tax

$147.2 million ▲179.8% ($94.6 million)

This result was achieved by the successful integration of the new businesses, PNG Upstream Gas Project, Southern Hydro and Camden CSM, together with the strong performance of the existing businesses of power generation, wholesale gas and energy services.

Merchant Energy comprises four units: Merchant Power, focused on electricity procurement and generation; Gas Development, focused on upstream gas developments; Wholesale Gas, responsible for purchasing of gas supplies for AGL's retail business and wholesale customers; and Energy Services, managing small-scale renewable generation.

Achievements during the past year that have added significant value to AGL's integrated energy strategy include:

- Strengthening AGL's upstream generation portfolio with the $1.4 billion acquisition of Southern Hydro in November 2005; and
- Securing strategic interests in upstream gas supplies through stakes in the PNG Upstream Gas Project ($528 million), the Camden coal seam methane gas (CSM) project in NSW, the associated exploration joint venture with Sydney Gas ($42 million) and an agreement for a half share in Australia's largest producing CSM project at Moranbah in Queensland.

Merchant Power

Developing an integrated power generation portfolio provides AGL with a natural hedge for its retail business during periods of wholesale electricity price volatility. Ownership of power generation assets therefore provides AGL with an ability to manage its wholesale electricity costs better, as well as providing opportunity for growth.

AGL's generation portfolio increased significantly during the year with the acquisition of Southern Hydro. Southern Hydro consists of a range of hydro stations and the Wattle Point Wind Farm. Hydro generation adds significant value to the generation portfolio as it is a quick-start source of energy and it can rapidly respond to spikes in pool prices. AGL now has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, wind, landfill gas and biogas).

This well balanced portfolio has lowered AGL's greenhouse gas intensity which will add value in an increasingly carbon constrained environment.

During 2005/2006, significant effort has been made in progressing opportunities to develop AGL's power generation portfolio. Development projects being considered include:

- A 95 MW wind farm adjacent to Hallett, South Australia (soon to be constructed);
- A proposed new hydro scheme at Bogong, Victoria;
- A proposed expansion to the existing Hallett power plant, South Australia;
- A proposed 400 MW gas-fired plant at Townsville, Queensland;
- A proposed 600 MW gas-fired plant at Campbelltown, NSW; and
- Two wind farm developments, at Dollar and Macarthur, Victoria.

Gas Development

The Gas Development group was established in March 2005 with the objective of investigating and positioning AGL in the upstream gas production industry. Investing in this sector is aimed at providing AGL's energy business with direct access to competitive sources of gas and to provide the Company with wider investment opportunities to help ensure long-term growth. Three key investments during the past year have secured AGL's goal of developing a wholesale gas portfolio with a diverse source of supply:

- A 10% interest in the PNG Upstream Gas Project for an initial payment of $528 million. This investment is already generating robust returns for AGL;
- A 50% share and operation of the Camden CSM project and associated exploration acreage in the Sydney basin in NSW; and
- An agreement to acquire a 50% share in Australia's largest single producing CSM project at Moranbah in Queensland. This transaction was concluded on 22 August 2006.

The PNG Upstream Gas Project concept involves the development of two gas processing plants, gathering and production pipelines, new gas production and injection wells, and compression facilities to export gas to Australian markets.

The Moranbah Gas Project firmly positions AGL to capitalise on the significant growth opportunities offered by the Queensland market, particularly in the Townsville to Gladstone corridor. In addition, it underpins AGL's entry into the Queensland market, particularly when retail gas and electricity markets become contestable post 2007.

Strategically growing AGL's gas and electricity portfolios.


growth.

Wholesale Gas

AGL's wholesale gas portfolio now includes gas sourced from Moomba in South Australia, the Gippsland Basin in Victoria and CSM sources in Queensland and NSW.

Energy Services

Energy Services has continued the successful delivery of small-scale renewable generation projects, including:

- 4 MW of biogas generation delivered to the existing Melbourne Water generation project making it the largest biogas generation facility in Australia;
- A further 4.4 MW of cogeneration capacity developed at the Symex Holdings Limited project in Victoria, and
- Significant growth for the landfill gas generation portfolio with two new projects in operation in Tasmania.

The value of peaking plants in AGL's generation portfolio

The new hydro facilities acquired by AGL have added significant value to the generation portfolio because of their ability to start up almost instantaneously. Approximately half of AGL's generation portfolio is now comprised of fast-start peaking hydro assets that complement the gas-fired peaking power stations located at Somerton (150 MW) in Victoria and Hallett (180 MW) in South Australia.

In a market where there is a wholesale electricity price set for each five-minute period, this fast start capability helps offset exposure to the potentially high spot prices that AGL would otherwise face in order to meet customer demand.

AGL'S POWER GENERATION ASSETS

1 Hallett (Gas 180 MW)
2 Somerton (Gas 150 MW)
3 Victorian (Hydro 592 7 MW)
4 Loy Yang Power (Coal 2,120 MW – 32 5% owned)
5 NSW (Hydro 52 5 MW)

Landfill and Biogas
Total 14 MW in Vic, NSW, Tas and WA
Cogeneration
Total 9 MW in Vic and SA



AGL'S POWER GENERATION DEVELOPMENTS

1 Hallett (Wind 95 MW)
2 Bluff (Wind 45 MW)
3 Hallett expansion (Gas 250 MW)
4 Macarthur (Wind 330 MW)
5 Dollar (Wind 79 MW)
6 Bogong (Hydro 130 MW)
7 West Kiewa upgrade (Hydro 12 MW)
8 Leafs Gully (Gas 300 MW stage 1, 500 MW stage 2)
9 Townsville (Gas 370 MW)



agility.

review of operations

Agility is an energy and utility infrastructure management and services company providing infrastructure development, construction, management and related services to both AGL related and third party clients throughout Australia. Agility currently manages and services AGL's NSW gas network and Victorian electricity network, Australian Pipeline Trust's (APA) gas transmission assets and ActewAGL's gas networks.

Agility was formed in 2000 as the infrastructure services arm of AGL and has progressively refined its strategy as markets have evolved and as its capabilities have improved through experience. Agility can now claim to have a significant presence in the broader national infrastructure services market. Agility is 100% owned by AGL.

Profit contribution
before finance costs and tax

$70.3 million ↑11.6% ($7.3 million)

Higher revenues for the year drove the strong performance in profit, a result from both recent organic and acquisition growth plus the ongoing cost efficiencies achieved during the year.

New markets

Agility continued its successful expansion into new markets during 2005/2006. Achievements include:

- Moving into the electricity transmission market in NSW with a number of contracts with TransGrid for substation construction work. Agility now provides electricity services in Victoria, Tasmania, NSW, the ACT, Queensland and Western Australia;
- Moving into the Victorian gas distribution market with contracts to rehabilitate parts of the Multinet network for Alinta Asset Management. Agility's gas services now cover Victoria, Tasmania and NSW;
- Moving into ongoing maintenance of the northern Tasmanian gas distribution network for Powerco;
- Receiving the contract to operate and maintain the newly-built gas pipeline and associated network serving Tamworth in north-west NSW for Central Ranges Pipeline Pty Ltd;
- Winning the Sydney Water Wet Weather Overflow Reduction Program 2005 to 2007 contract, Agility's biggest water contract to date; and
- Short listing for the Camellia Recycled Water Project in western Sydney.

Existing relationships

Agility has maintained its focus on providing a full range of services to its related customer base, those in which AGL has an interest, including AGL Energy Networks, ActewAGL and APA.

A number of significant projects were undertaken for these clients during the year including:

- Ultrasonic pigging projects on the Moomba to Sydney Pipeline (MSP) for APA;
- Stress corrosion cracking repair projects on the MSP for APA;
- Projects to rehabilitate gas mains in Bathurst and Cootamundra for AGL Gas Networks;
- Initiation of the Sydney Primary Loop Project for AGL Gas Networks; and
- Completion of upgrading works on the Sunbury Zone Substation for AGL Electricity Networks.

Agility has also extended its service offerings to ActewAGL and is now actively involved in assisting ActewAGL with its electricity pole replacement program.

Acquisition growth

As part of its strategy to service a national market, Agility made two further acquisitions during 2005/2006.

Following its acquisition of Queensland based Oakland Construction in 2004/2005, Agility acquired another Queensland specialist high-voltage underground construction business in October 2005. The newly acquired business, Yambah Civil, brought with it further capability to service the highly active Queensland electricity market along with the additional experience of 30 new colleagues.

In January 2006, Agility acquired Cable Layers, another electricity asset construction business, this time in Western Australia. The Western Australian electricity market has been experiencing similar pressures to the Queensland market and the Cable Layers acquisition has firmly established Agility's electricity services capabilities on the western side of the nation while adding the skills and experience of 100 new colleagues.

Building on our expertise to expand our markets and services.


expertise.

AGILITY'S CLIENTS AUSTRALIA WIDE

1. AGL, Apache Energy, APA, Goldfields Gas Transmission, Hamersley Iron, Western Power
2. APA
3. APA, Energex, Ergon Energy, Santos
4. AGL, APA, Caltex, Country Energy, Gorodok, Integral Energy, Sydney Water Corporation, TransGrid
5. ActewAGL
6. AGL, Australian Pacific Airports Corporation, Mainco, Telstra
7. Aurora Energy, Powerco
8. APA


2
3
1
8
4
5
6
7

Agility manages:

- 10,000 km of high pressure pipelines*
- 27,600 km of gas distribution networks
- 10,400 km of electricity distribution networks
- 1,643 employees

* manages and services

Growing new water market expertise

This year Agility was awarded its largest third party contract to date. The project, commissioned by Sydney Water is to deliver Stage 1 of the Wet Weather Overflow Reduction Program 2005 to 2007. Agility is managing the definition, design and construction phases of combined sewer separation work and sewer amplification, storage and sewer pumping station amplification works at various sites.

Agility is working to build water industry capability in other States to emulate the success achieved in NSW

energy investments & lpg.

energy investments

ActewAGL (50%)

Profit contribution
before finance costs and tax

$49.3 million ↑0% ($0.1 million)

Colder weather in the final quarter of the financial year resulted in higher gas and electricity volumes, which were offset by a higher electricity cost of sales and the full-year impact of the revised gas network tariff charges following the regulatory reset in January 2005.

ActewAGL is a joint venture between AGL and ACTEW Corporation, an ACT Government-owned enterprise. Established in 2000, it is the first utility joint venture in Australia between a private company and a publicly-owned enterprise. It owns and operates the electricity and gas networks in the ACT and the gas networks in Queanbeyan, Nowra and the Palerang Council area (the former Yarralumla Shire) in NSW, as well as operating the ACT's water and sewerage assets. ActewAGL also manages the operations of the TransACT telecommunications services business. The joint venture has approximately 153,000 electricity and 107,000 natural gas customers. Despite increasing competitive pressures, retail customer numbers are in line with the prior year.

In April 2006, the Independent Competition and Regulatory Commission (ICRC) released its Final Decision on the retail electricity tariff in the ACT for franchise customers, being those with consumption less than 100 MWh per annum and who have not entered into a negotiated electricity supply contract. The ICRC concluded that the electricity market in the ACT is sufficiently competitive and recommended that the Transitional Franchise Tariff be discontinued from 1 July 2007.

Australian Pipeline Trust (APA) (30%)

Profit contribution
before finance costs and tax

$27.3 million ↑42% ($8.1 million)

AGL's estimated underlying earnings improved by 13% to $21.8 million (AGL's 30% share) reflecting a full-year contribution from prior-year asset acquisitions in Western Australia and Queensland, and increased contracted volumes with CS Energy on the Roma to Brisbane pipeline (from February 2005). The result also includes a share of APA's significant items (AGL share $5.5 million).

APA owns, or has an interest in, more than 7,700 km of gas transmission pipelines across most Australian states and territories. APA also owns the Mondarra natural gas storage facility in Western Australia and a CSM processing facility at Kogan, west of Brisbane.

In March 2006, APA diversified its portfolio further by acquiring its first non-gas transmission assets – the Murraylink electricity transmission assets, which connect the Victorian and South Australian National Electricity Market regions.

In June 2006, APA announced that it had reached agreement with Babcock & Brown Infrastructure (BBI) to work in association with APA, to launch a scrip takeover offer for GasNet Australia. GasNet owns a 1,930 km regulated high pressure gas transmission pipeline network in Victoria, among other assets. The effect of the agreement would see that upon successful completion of the offer, APA would acquire 50% of the GasNet business in an equal joint venture with BBI. On 15 August 2006, Colonial First State Global Asset Management announced its intention to make a recommended offer to acquire all of the stapled securities in GasNet Australia for $2.88 cash per stapled security. On the same day, the Board of GasNet Australia unanimously recommended that securityholders accept the offer, in the absence of a superior proposal.

The annual result includes a full-year contribution following the acquisition of the Parmelia and Goldfields pipeline assets in Western Australia (acquired in August 2004), and the 30% minority interest in the Ballera to Mt Isa pipeline (acquired in February 2005). In addition, the results include a share of APA's significant items arising from a prior-year tax benefit following entry into tax consolidation (AGL share $4.8 million) and the write-back of a provision following settlement of a tariff dispute (AGL share $0.7 million).

GasValpo (100%)

Profit contribution
before finance costs and tax

$14.6 million ↑180.8% ($9.4 million)

Reflects the first full-year contribution from gas sales to the government-owned oil company Empresa Nacional del Petróleo (Enap), and increased sales to residential and commercial customers.

GasValpo is the largest regional gas distributor in Chile outside the Santiago metropolitan area. Situated in the coastal cities of Valparaíso and Viña del Mar, west of Santiago, GasValpo distributes and markets gas to approximately 41,000 residential and commercial customers, and 40 industrial customers.

GasValpo has continued to develop initiatives to minimise the overall impact of continuing gas restrictions from Argentina on industrial customers, including energy swaps and sourcing of alternate gas suppliers.

In June 2006, GasValpo commissioned a biogas extraction facility utilising landfill gas from the privately operated El Molle landfill site, which services the cities of Valparaíso and Viña del Mar, and surrounding areas. Subject to the extraction of acceptable levels of landfill gas, additional investment will be considered to utilise the methane content of the gas as a renewable energy source.


contribute.

The Chilean Government has continued to progress the development of Chile's first LNG supply terminal, which is proposed to be located in GasValpo's concession area, and deliver first gas in the fourth quarter of 2008. GasValpo has entered into a Memorandum of Understanding to participate as an offtaker in this project via the Government appointed project developer Enap

Proposed PNG Gas Pipeline (50%)

Following a lack of sufficient committed foundation load and escalating construction costs, a decision was taken by AGL to write off its 50% share of the Front End Engineering and Design (FEED) costs incurred to 30 June 2006 of $25.1 million pre tax. The pipeline route and associated cost build up were unable to be sufficiently determined without a final committed load. APC continues to work with upstream producers to evaluate alternative structures to bring PNG gas to eastern states markets.

lpg

Profit contribution
before finance costs and tax

$23.9 million ↑17.1% ($3.5 million)
(combined Elgas and HCE results)

Reflecting a year characterised by record high US dollar denominated international LPG prices.

Elgas (50%)

Elgas is the largest distributor and marketer of LPG in Australia. It also owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney.

Energy sales volumes were in line with the prior year, although the leisure market continues to grow. The continued high cost of LPG has made it difficult to grow new business sales volumes and placed pressure on margins. The Sydney LPG Cavern again proved itself as the supply hub for eastern Australia, with increased volumes resulting from its superior security and reliability compared to other supply sources. Lower Unigas volumes resulted from increased competition for retail market share in the automotive LPG sector, where overall volumes are improving as increasing numbers of new autogas vehicles enter the market.

H C Extractions (HCE) (100%)

HCE produces LPG and naphtha by processing refinery off-gases supplied by the adjacent Caltex oil refinery in Kurnell, Sydney, with all production sold back to Caltex. Despite HCE production of 35,400 tonnes of LPG being 1,600 tonnes lower than last year due to lower levels of feedgas supplied from the refinery, high LPG prices resulted in an improved contribution.

people & culture.

review of operations

In a year largely dominated by the acquisition of new businesses and organisational restructuring, AGL has focused on supporting the smooth integration of new employees and assisting employees to navigate through this period of change.

More than 250 new employees joined AGL this year from newly acquired businesses including renewable energy company Southern Hydro, CSM producer Sydney Gas, and underground cable laying operators Yambah Civil and Cable Layers. These businesses represent new operating arenas for AGL, and these new employees bring significant additional capacity to the Company's existing pool of experience and energy know-how.

Leadership
Leadership is particularly critical during times of change. AGL has increased emphasis on developing leaders with a new workshop series, Leading through Change. AGL continues to deliver an integrated approach to leadership development through the residential Senior Leadership Development program, Unlocking Leadership for middle and front line leaders, and Emerging Leaders, to encourage the early development of tomorrow's leaders.

Health and safety
Providing a healthy and safe workplace remains a core priority. The backbone of AGL's approach continues to be the Life Guard program, now in its eleventh year. Life Guard provides the blueprint for the processes, procedures and behaviours to ensure all AGL people work safely and remain injury free. It is based on international standards ISO 14000 for Environmental Management Systems, and Australian and NZ Standards for Safety Management Systems, AS 4801.

Overall, the lost time injuries rate of 6.3* was up on last year's rate of 5.2. This is a disappointing trend however a focus on increasing personal responsibility for safety and the role of leadership in preventing injuries saw a decrease in the number and severity of work-related injuries across the business. This trend is encouraging.

However, balancing this improvement were several lost time injuries sustained mainly in the cable laying businesses, a reflection of the new types of safety risks associated with this sort of operation. The Health, Safety and Environment group has been working collaboratively with these teams to understand the nature of their operations, and to implement work practices that will reduce the risk of injury.

* Calculated based on the number of lost time injuries per million hours worked, assuming 2,000 hours per person per year.

Wellbeing
Recognising that a healthy workplace is about being more than simply injury free, AGL has continued to assist employees to take responsibility for their own health, via programs like Alpha One and the Global Corporate Challenge. Under these programs, more than 450 employees have pursued and achieved goals relating to weight loss, better nutrition, and improved muscular, skeletal and aerobic fitness.

Employee agreements
Over the past twelve months, AGL negotiated seven certified agreements, applying to more than 1,000 employees. A review of all employment contracts to ensure compliance with the WorkChoices legislation was also undertaken, and an educational process was developed in preparation for future agreement negotiations.

Recognition
Superior achievements of employees across AGL continued to be recognised through the Winning Ways awards program. 123 employees were nominated in categories including inspirational leadership, superior customer service, and outstanding innovation. In September, 20 finalists travelled with their partners to Broome in Western Australia, for a five-day adventure.

Diversity
The Diversity Support Line, launched at the end of 2004, provides all employees a practical and confidential way to report any incidents of harassment, discrimination or bullying. Plans to expand the service to incorporate 'whistle blowing' began this year, providing a safe means for employees to report any incidents or behaviours that violate AGL's Code of Conduct.

Flexible work place policy
At the end of this year, AGL launched a flexible work place policy, providing a transparent framework for the number of flexible work practices already in place. In addition, a process to assist employees in seeking more flexible arrangements in the future was established.

Restructuring
In early August 2006 the Managing Director, in conjunction with the Board, commenced a process of restructuring AGL, removing management layers and streamlining the remaining organisation to lower costs and improve the responsiveness of the organisation. As a result, a number of employees will leave AGL over the next 18 to 24 months. While some will be offered employment with outsourced service providers, a significant number will be made redundant. Those employees will receive redundancy payments and outplacement support.

Pulling together
to achieve our
business goals.


teamwork.

property

Realisation of property assets
The final stage (Lot 7) of the former gasworks site at Breakfast Point in Sydney was settled on 1 June 2006 for $42 million.

Relocation
This year, AGL relocated around 550 employees from three Sydney locations to a new head office in St Leonards. This Sydney office, with its open plan configuration and vibrant design features, continues the benchmark standard set in 2003 with AGL's Adelaide office.

Plans and construction began this year for the development of an open plan office facility in Spencer Street, Melbourne. When completed in late August 2006, it will accommodate almost all our Melbourne employees. As well as providing workspaces that are vibrant and innovative, AGL's major office facilities will ultimately provide universal access for all employees, increasing the ability to attract and accommodate a more diverse workforce.

Land remediation
Remediation work relating to a portion of contaminated vacant land on the former gasworks site at Wollongong was completed in May 2006 and the land sold to an adjoining owner for $1 million.

Remediation of part of the former Wollongong gasworks site and the subsequent 'sign-off' by the independent Site Auditor were completed in October 2005.

Soil remediation and property reinstatements are nearing completion on the twelve residential properties in the Sydney suburb of Abbotsford, where gasworks residue was found as a result of a small gas-making facility in the area, which operated for five years in the 1890s.

A sense of wellbeing
Now in its second year, AGL's Wellbeing program continues to help employees to take ownership for their physical, emotional and creative wellbeing, providing support and access to programs and initiatives including:

- Alpha One 18 month healthy eating, weight management and exercise program,
- Global Corporate Challenge to improve muscular, skeletal and aerobic fitness by walking more regularly,
- Medibank Private discounted quality health cover membership,
- Priority Heartbeat online health and wellbeing assessments,
- AGL Book Club offering latest releases at discounted prices via payroll deduction;
- Mental health first aid training for all AGL first aid officers;
- Onsite Yoga and Pilates classes,
- Flu Vax vaccinations to protect against winter flu, and
- Weekly fresh fruit deliveries for easy-access healthy eating options.

community.

AGL's community investment program, Energy for Life, is now in its third year. Through the four elements of the program, Warmth in Winter, Employee Volunteering, Employee Giving and Energy Matters, AGL, in partnership with charity partners and employees, continues to focus on efforts to make a genuine difference in the communities in which AGL people live and work.

Warmth in Winter
- 210 emergency/crisis accommodation facility sites received funding to help pay their winter energy bills.

Employee Volunteering
- Over 600 employees volunteered their time in 2005/2006

Employee Giving
- $365,533 donated in 2005/2006;
- 386 employees participating, and
- 17 charities.

Energy Matters
- Over 470 employees trained in total;
- Over 100 households participating in Claymore and Airds, and
- In Claymore, 93% of surveyed participants changed or tried to change their energy consumption behaviour

Warmth in Winter

Through the Warmth in Winter program, AGL helps to pay the winter energy bills and provide energy efficiency solutions for overnight crisis and emergency accommodation facilities for people experiencing homelessness.

As part of the 2005/2006 program, energy efficiency audits were trialled. AGL offered the fully-funded audits to selected facilities, aiming to find ways to achieve ongoing, year round financial savings and cuts to greenhouse gas emissions. The audit program will be expanded in 2006/2007 to include assistance with implementation of energy efficiency measures identified during the audit process.

Employee Volunteering

AGL provides paid workdays for employees to volunteer their time and skills to a community group or cause of their choice. Employee Volunteering helps those employees already involved with the community to extend their contribution, and 'opens the door' for those looking for a way to get involved.

As well as delivering genuine social outcomes for the communities in which our people live and work, volunteering is making an important contribution within AGL in engaging employees, encouraging teamwork and developing leadership skills.

Employee Giving

AGL's Employee Giving program helps employees support the causes they care about through regular or one-off donations made through their pre-tax salary, with their donations matched, dollar for dollar, by AGL (up to an annual maximum of $200,000).

In April this year, following feedback from employees, AGL expanded the number of charities supported under Employee Giving from 10 to 17, a step that encouraged about 40 new members to Employee Giving. New charities include Mission Australia and Youth Off the Streets, in recognition of AGL's core focus on the issues and causes of homelessness, and World Wildlife Fund (WWF) – Australia, an organisation taking a lead position on reducing the impact of climate change, and protecting the environment.

Strengthening existing partnerships, and building new ones across the communities in which we operate.


partnerships.

Energy Matters

Energy Matters focuses on building energy efficiency knowledge within AGL and then using this knowledge for the benefit of employees and their families, customers and the broader community.

This year 91 AGL employees were trained in energy efficiency as part of the Energy Matters program, taking the total number of employees trained to 474. Some are now successfully applying this training to promote energy efficiency in the broader community through both corporate and private volunteering opportunities.

AGL's Energy Matters program in Claymore, in south-western Sydney, is now in its third year and a second program is running at Airds, also in Sydney's west. The program is delivered in partnership with WorkVentures, a not-for-profit, community capacity-building group. It provides local residents with practical, hands-on assistance to reduce their energy bills. In its first year, many participants made savings on their energy bills. This group achieved an average saving of $45 per quarter off their electricity bills.

Sharing professional skills with the community

Recognising that professional services are particularly valuable to community groups, AGL employees have this year been encouraged to find ways to volunteer their professional skills and energy expertise.

- A Melbourne IT team is providing regular IT support to a number of community organisations;
- In Sydney, the People & Culture team provided career and job seeking advice for the long-term unemployed and disadvantaged clients of WorkVentures,
- A Canberra contact centre team telephoned existing donors of The Smith Family to update their credit card and contact records, and
- 20 AGL people delivered an Energy Activities Day to primary students at Claymore Public School, to help build energy awareness and encourage energy efficiency.

environment.

Increasing greenhouse gas concentrations in the atmosphere are thought to be changing our climate. It is clear that the energy sector is responsible for much of the significant growth in greenhouse gas concentrations since the Industrial Revolution. Stabilising greenhouse gas concentrations in the atmosphere requires energy companies, governments and the community to work together to reduce man-made greenhouse gas emissions.

AGL believes that it is important for Australia to establish a long-term greenhouse gas emission target for 2050, and to create market-based mechanisms to achieve this goal. This policy has formed the basis of discussions with customers, governments and the community.

Leadership award

The NSW Department of Energy, Utilities and Sustainability recognised AGL's commitment to renewable energy in 2005. At the annual Green Globe awards at NSW Parliament House, AGL was awarded the Sustainable Energy Generation Leadership Award by the Minister for Energy and Utilities. The Award was for AGL's substantial contribution to reducing greenhouse gas emissions through the development of landfill flaring and generation projects and the retailing of green products.

Sustainable business planning

AGL reports comprehensively on our own greenhouse gas emissions, including its supply, operation and equity impacts. By measuring these impacts, AGL is able to improve discussions with stakeholders about business and customer purchasing decisions.

This year, AGL began internally forecasting and incorporating an appropriate level of carbon risk management into business models. During the acquisition of Southern Hydro, AGL explicitly incorporated long-term carbon risk into the valuation model, demonstrating AGL's ability to consider long-run environmental issues in ordinary business decision making.

Building a low-emission generation portfolio

AGL has a comprehensive generation portfolio that is well balanced from both a financial and environmental risk perspective. Investing in gas-fired generation and renewable energy to meet base load and intermediate generation requirements will assist in moving the economy towards a low-emission future.

The acquisition of Southern Hydro means AGL now has the country's largest portfolio of non-government owned renewable energy generation assets, some of which generate Renewable Energy Certificates sufficient to satisfy approximately 30% of AGL's long-term requirements under the Australian Government's Mandatory Renewable Energy Target scheme. It has also improved the balance of the AGL generation portfolio, with almost 40% of AGL's generation capacity producing zero greenhouse gas emissions.

Gas is also likely to play an increasing role in reducing greenhouse gas emissions. AGL has a number of gas-fired generation projects at various stages of development.

Loy Yang Power

One of the largest components of AGL's generation portfolio is a 32.5% equity investment in Loy Yang Power.

AGL recognises that the Loy Yang A power station is one of the highest greenhouse gas emitters in Australia, accounting for about 3% of Australia's greenhouse gas emissions. This is due to both its size (as one of the largest power stations in Australia) and fuel source (relatively inexpensive brown coal).

The Loy Yang A power station is the most efficient brown coal-fired power station in Australia, with the lowest greenhouse gas emission output per unit of electricity produced, of all the Australian brown coal-fired generators.

To continue to improve environmental performance, Loy Yang Power is actively engaged in discussions with a number of emerging carbon separation and storage technology providers, and is a participant in the Cooperative Research Centre for Clean Power from Lignite. Loy Yang Power is also a member of the Greenhouse Challenge Plus program, which incorporates activities such as improved efficiency through Generator Efficiency Standards.

Acting on our commitments to plan for a sustainable future.


action.

Educating our communities

AGL has expanded its energy efficiency education programs in the community through Energy Matters and has developed new resources for customers, including a brochure called Bright Ideas for Big Energy Savings. The brochure is available for all customers, but is particularly focused on customers experiencing hardship. It complements the interactive energy efficiency tools available on our website, which enable customers to compare the costs of operating household appliances and provides tips on how to reduce energy use and costs

Actions

- All electricity consumed in AGL offices across Australia is greenhouse neutral;
- 20% of greenhouse gas emissions produced by AGL vehicles are offset;
- All employee vehicles parked at AGL's head office car park have emissions offset through employee subscriptions to Greenfleet; and
- Significant growth in green accredited power residential customers to over 27,000 by June 2006.

Participating in policy debate

In April 2006, AGL, together with WWF and Frontier Economics, added to the depth of public policy debate on greenhouse gas emissions with the publication of a report that measured the costs of reducing greenhouse gas emissions in the Australian electricity sector. The report, Options for Moving Towards a Lower Emission Future, found it would cost between $0.43 and $2 per person per week to reduce greenhouse gas emissions in the electricity sector by 40% from current levels by 2030.

corporate governance.



Mark Johnson



Paul Anthony

A. AGL's approach to Corporate Governance

A.1 Overview

The AGL Board (the Board) considers best practice corporate governance standards support sustainable performance by AGL over time. The Board is committed to best practice standards of governance underpinning how AGL conducts its business

In determining what is best practice governance for AGL, the Board has taken into account the Australian Stock Exchange (ASX) 'Corporate Governance Council, Principles of Good Corporate Governance and Best Practice Recommendations' of March 2003, the Corporations Act 2001 (including CLERP 9 amendments) and other related best practice guidelines The Board's philosophy is to adopt principles, practices and recommendations that are in the best interests of AGL's stakeholders. Consistent with the ASX Best Practice Recommendations, AGL's corporate governance practices are regularly reviewed and are available on AGL's website

A.2 Compliance with ASX Corporate Governance Council's Best Practice Recommendations

The ASX Listing Rules require listed companies to include in their Annual Report a statement regarding the extent to which they have adopted the ASX Corporate Governance Council Best Practice Recommendations. To the extent that companies do not adopt any of the Recommendations, they must identify these and provide an explanation for the difference in approach to governance practices.

The Board considers that AGL complies with the Best Practice Recommendations. This statement provides details of AGL's adoption, during the reporting period, of the Best Practice Recommendations. It addresses each principle and describes AGL's response.

ASX Corporate Governance Council Best Practice Recommendations

Principle 1	Lay solid foundations for management and oversight
Principle 2	Structure the Board to add value
Principle 3	Promote ethical and responsible decision making
Principle 4	Safeguard integrity in financial reporting
Principle 5	Make timely and balanced disclosure
Principle 6	Respect the rights of Shareholders
Principle 7	Recognise and manage risk
Principle 8	Encourage enhanced performance
Principle 9	Remunerate fairly and responsibly
Principle 10	Recognise the legitimate interests of stakeholders

Principle 1:
Lay solid foundations for management and oversight

Principle 2:
Structure the Board to add value

Principle 8:
Encourage enhanced performance

B. Board of Directors

B.1 Membership and expertise of the Board

The Board is comprised of seven non-executive directors and one executive director who have a broad range of skills and expertise. The Managing Director is the executive Director and Chief Executive of AGL. The Board's size and composition is subject to limits imposed by AGL's Constitution which provides for a minimum of three Directors and a maximum of ten The Directors of AGL at any time during the financial year, or since, are listed below with a brief description of their qualifications, experience and special responsibilities.

ASX Corporate Governance Council's (ASXCGC's) Best Practice Recommendation 2.1

The AGL Board (the Board) considers best practice corporate governance standards support sustainable performance by AGL over time. The Board is committed to best practice standards of governance underpinning how AGL conducts its business.


Charles Allen AO


Sir Ronald Brierley


David Craig


Carolyn Hewson


Max Ould


Graham Reaney

Mark Johnson LLB MBA – Chairman, *Age 65*

Term: Non-executive Director since 1988 Appointed Chairman on 3 December 2003 following appointment as Deputy Chairman in October 1996

Independent: Yes.

Committees: Chairman of the People and Performance, and Health, Safety and Environment Committees.

Directorships: Deputy Chairman of Macquarie Bank Limited (commenced as a Director in 1987) and Chairman of Macquarie Infrastructure Group (commenced as a Director in 1996) He is also Chairman of the Australian Strategic Policy Institute and a Director of the Victor Chang Cardiac Research Institute.

Paul Anthony Managing Director, *Age 50*

Term: Appointed Managing Director from 1 May 2006

Independent: No

Committees: Member of the Health, Safety and Environment Committee

Directorships: AGL Energy Limited (commenced on 23 May 2006).

Experience: Paul joined AGL in April 2006 after a successful international career in both executive and non-executive positions in the energy sector. He is the previous Managing Director of listed New Zealand energy company, Contact Energy and has a deep knowledge base of running successful businesses in deregulated electricity and gas markets.

Charles Allen AO MA MSc, *Age 70*

Term: Non-executive Director since 1996.

Independent: Yes.

Committees: Member of the Audit & Risk Management and Health, Safety and Environment Committees

Directorships: Chairman of Air Liquide Australia Limited as of August 2005 (commenced as a Director in April 1998)

Experience: Retired as Managing Director of Woodside Petroleum Limited in 1996 Within the last three years he was a Director and Chairman of National Australia Bank Limited (commenced in 1992, retired in 2004), a Director of Amcor Limited (commenced in 1996, retired on 28 October 2005) and of Earthwatch Australia.

Sir Ronald Brierley, *Age 69*

Term: Non-executive Director since 1987.

Independent: Yes.

Committees: Member of the Health, Safety and Environment Committee.

Directorships: Chairman of Premier Investments Limited (commenced in 2002) and a Director of Tooth & Co Limited (commenced in 1994). His offices overseas include Chairman of Guinness Peat Group plc. He will retire as a Director of AGL in October.

Experience: Previously he was a Director of Adsteam Marine Limited

David Craig BEc CA, *Age 51*

Term: Non-executive Director since 11 May 2005.

Independent: Yes.

Committees: Member of the Audit & Risk Management and Health, Safety and Environment Committees.

Experience: David is about to complete his role as CFO of the Australand Property Group and commences as CFO of the Commonwealth Bank of Australia in September 2006 He will retire as a Director of AGL in October. He was previously Global Transition Finance Leader for IBM's Business Consulting Services and Global CFO of PWC Consulting.

Carolyn Hewson BEc (Hons) MA, *Age 51*

Term: Non-executive Director since 1996.

Independent: Yes.

Committees: Member of the Audit & Risk Management and Health, Safety and Environment Committees

Directorships: Director of Westpac Banking Corporation (commenced in 2003).

Experience: Community involvement includes board or advisory roles with the YWCA NSW, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years she was a Director of CSR Limited (commenced in 1995, retired on 14 July 2005) and also a member of the Economic Development Board (South Australia)

Max Ould BEc, *Age 59*

Term: Non-executive Director since 2004.

Independent: Yes.

Committees: Member of the People and Performance, and Health, Safety and Environment Committees.

Directorships: Director of Pacific Brands Limited (commenced in 2004), Foster's Group Limited (commenced in 2004) and Goodman Fielder Limited (commenced in November 2005).

Experience: Previously he was Managing Director of National Foods Limited.

Graham Reaney BCom CPA, *Age 63*

Term: Non-executive Director since 1988.

Independent: Yes

Committees: Chairman of the Audit & Risk Management Committee, member of the People and Performance, and Health, Safety and Environment Committees.

Directorships: Chairman of PMP Limited (commenced in 2002), a Director of St George Bank Limited (commenced in 1996) and a Director of So Natural Foods Australia Limited (commenced in 2001)

Experience: Retired as Managing Director of National Foods Limited in 1996, prior to which he was Managing Director of IEL.

The Board met eight times during the year. Directors' attendances are set out on page 40 of this Annual Report In addition, due to the proposed demerger of AGL's business and the subsequent decision to merge the infrastructure businesses of AGL and Alinta, the Board had 17 special Board meetings. This was in addition to the Directors attending numerous informal meetings and teleconferences.

ASXCGC's Best Practice Recommendation 2.5

B.2 Board responsibilities

The Board of Directors is accountable to Shareholders for the performance of the AGL Group of companies In carrying out its responsibilities, the Board undertakes to serve the interests of Shareholders honestly, fairly, diligently and in accordance with applicable laws, while having due regard to the interests of employees, customers and the broader community (taken from the Board Charter).

The Board's responsibilities are encompassed in a formal Charter published on AGL's website The Charter is reviewed annually to determine whether any changes are necessary or desirable There have been some changes to the published Charter but they are not material and describe existing practices of the Board The major powers the Board has reserved to itself to fulfil its responsibilities to Shareholders are.

- Review and approve the strategic direction of AGL with management and monitor management's implementation of that strategy;
- Monitor financial outcomes and the integrity of reporting, and in particular, approve annual budgets and longer-term strategic and business plans;
- Set specific limits of authority for management to commit to new expenditure, enter contracts or acquire businesses;
- Monitor the effectiveness of AGL's audit, risk management and compliance systems that are in place to protect AGL's assets and to minimise the possibility of AGL operating beyond legal requirements or beyond acceptable risk parameters,
- Monitor compliance with regulatory requirements (including continuous disclosure) and ethical standards, including reviewing and ratifying codes of conduct and compliance systems;
- Select and appoint (and, if appropriate, remove from office) the CEO, determine conditions of service and monitor performance against established objectives,
- Ratify the appointment (and, if appropriate, the removal from office) of the Chief Financial Officer (CFO) and the Company Secretary;
- Approve conditions of service and performance monitoring procedures to apply to senior management;
- Review senior management succession planning and development regularly; and
- Provide effective and timely reporting to Shareholders

ASXCGC's Best Practice Recommendation 1.1

B.3 New Directors

The Board issues a formal letter of appointment for new Directors setting out the key terms and conditions relevant to that appointment, and the expectations of the role of Director. New Directors also receive an induction pack which provides key details about AGL and they receive briefings from AGL management about all aspects of the business.

ASXCGC's Best Practice Recommendation 1.1

B.4 Selection and role of the Chairman

The Chairman is selected by the Board. The roles of Chairman and CEO are not exercised by the same individual

The Chairman presides over Board and General Meetings of AGL. He/She has the task of making sure that the Board is well informed and effective, and that the members, individually and as a group, have the opportunity to air differences, explore ideas and generate the collective views and wisdom necessary for the proper operation of the Board and AGL.

The Chairman is responsible for meetings being conducted competently and ethically, and is expected to provide effective leadership in formulating the strategic direction of AGL.

The Chairman must ensure that General Meetings are conducted efficiently, and that Shareholders have adequate opportunity to air their views and obtain answers to their queries.

Among the Chairman's other responsibilities are to:

- See that new Board members are well briefed and have access to information on all aspects of AGL's operations;
- Be the Board's representative in dealings with management ensuring that its views are communicated clearly and accurately;
- Act as the primary counsellor to the CEO; and
- Represent the views of the Board externally on appropriate occasions.

ASXCGC's Best Practice Recommendation 2.3, 8.1

B.5 Delegation to the CEO

The Board delegates responsibility for implementing the strategic direction and for managing the day-to-day operations of AGL to the CEO. There are clear lines of communication established between the Chairman and CEO to ensure that the responsibilities and accountabilities of each are clearly understood.

The CEO has a formal service contract setting out duties, responsibilities, rights, conditions of service and termination entitlements. The conditions of service require the permission of the Chairman to be sought before any outside appointment can be taken up by the CEO.

The CEO, has personal objectives as well as objectives related to business units and AGL as a whole. Performance is assessed against those objectives on an annual basis, or more frequently if that is indicated.

The assessment and monitoring of the CEO is handled by the Chairman with the assistance of the People and Performance Committee. The Committee makes an initial assessment and recommendation to the Board. After discussion the Chairman communicates the Board's views to the CEO.

ASXCGC's Best Practice Recommendation 1.1

B.6 Director independence

All current non-executive members of the Board are independent. In determining independence the Board has regard to the guidelines on director independence in the ASX Corporate Governance Council Best Practice Recommendations and other best practice guidelines.

The Board has specifically considered the independence of all non-executive Directors. The Board has determined that each non-executive Director, including those whose tenure exceeds ten years, remains independent. In forming this view the Board had regard to the conduct of Directors in Board meetings as well as discussions with Directors regarding their independence.

Specific arrangements are in place to deal with any conflict of interest issues that may arise with the Chairman over his role as Deputy Chairman of Macquarie Bank and the possible provision of investment banking services by Macquarie Bank Limited.

Since the previous year, no Director has received or become entitled to receive a benefit because of a contract between any company in the AGL Group and the Director, or a firm in which the Director is a substantial member, or an entity in which the Director has a substantial financial interest, other than:

- In the case of non-executive Directors, remuneration is disclosed on pages 50 and 51 of this Annual Report which includes participation in the Shareholder approved AGL Share Purchase Plan; and
- In the case of the CEO a contract of employment and the Shareholder approved entitlements under the Long-Term Incentive Plan.

ASXCGC's Best Practice Recommendation 2.1, 2.2, 2.5

B.7 Review of Board performance

AGL has processes in place to review the performance of the Board and Directors. Each year the Board devotes time to consideration of broad corporate governance matters, including the continuing relevance of existing committees and to reviewing its own and individual Director's performances. The Chairman is responsible, in the first instance, for monitoring the contribution of individual Directors and counselling them on any areas for improvement. In this he is assisted by the People and Performance Committee. In turn, individual Directors use an appraisal form to assess the performance of the Board and the Chairman.

ASXCGC's Best Practice Recommendation 8.1

B.8 Director education and access to independent professional advice

Directors have unfettered access to AGL records and information reasonably necessary to fulfil their responsibilities. Directors also have access to the Company Secretary on any matter relevant to their role as a non-executive Director. In addition, the Board has access to other relevant senior management to seek explanations and information. They receive regular detailed reports on financial and operational aspects of AGL's business and may request elaboration or explanation of those reports at any time. Each Director has the added right to seek independent professional advice at AGL's expense. Prior approval of the Chairman is required but this may not be unreasonably withheld.

As set out at B.4, the Chairman is responsible to see that new Board members are well briefed and have access to information on all aspects of AGL's operations. Directors and senior management are encouraged to broaden their knowledge of AGL's business and to keep abreast of developments in business more generally by attendance at relevant courses, seminars, conferences, etc. AGL meets expenses involved in such activities.

ASXCGC's Best Practice Recommendation 2.1, 2.5, 8.1

B.9 Board succession

Succession planning for the Board is reviewed regularly first by the People and Performance Committee and then by the Board. The Board has been implementing a Board renewal program. Now that the corporate direction of AGL is clear, the Board has expedited its consideration of new suitably qualified and experienced non-executive Directors for appointment to the Board of new AGL.

It remains important that this is staged to ensure an orderly transition and enable new Directors to gain the necessary knowledge base given the long-term and cyclical nature of factors influencing the business such as regulatory decisions and long-term gas supply arrangements like PNG gas.

In considering potential new Directors to commend to Shareholders, the Board seeks to identify candidates with appropriate skills and experience to contribute to the effective direction of AGL, who can exercise an independent and informed judgement on matters which come to the Board, and be free of any business or other relationships that may interfere materially with the exercise of that independent judgement.

As set out at B.3, new Directors receive formal letters of appointment from the Chairman that set out the key terms and conditions relative to that appointment and the expectations of the role of Director.

ASXCGC's Best Practice Recommendation 2.3, 2.5

C. Board Committees

To assist it in carrying out its responsibilities the Board has established three standing committees of its members. They are.

- Audit & Risk Management Committee;
- People and Performance Committee, and
- Health, Safety and Environment Committee.

Each Committee has a Charter that outlines its responsibilities.

ASXCGC's Best Practice Recommendation 1.1, 2.4, 4.2, 9.2

C.1 Audit & Risk Management Committee

The Board has established an Audit & Risk Management Committee, comprising four non-executive Directors, all with appropriate and relevant financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and David Craig. Their qualifications are disclosed at B.1.

The Committee has a formal Charter that has been reviewed by the Committee and the Board. This Charter is available on AGL's website.

The CEO, CFO, General Manager Finance – Corporate, General Manager Group Strategic Risk, Manager Group Audit and the external auditor attends Committee meetings at the discretion of the Committee The Committee meets privately with the external auditor on general matters concerning the external audit, and other related matters, including when considering the half-year and full-year financial reports.

The Company Secretary is the secretary to the Committee

The minutes of each Committee meeting are reviewed at the subsequent meeting of the Board and the Chairman of the Committee reports on the Committee's conclusions and recommendations.

The primary function of the Audit & Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities to Shareholders by:

- Monitoring the integrity of financial reporting;
- Monitoring and reviewing the effectiveness of Group Audit;
- Overseeing and recommending to the Board matters in relation to the external auditor,
- Monitoring and reviewing the external auditor's qualifications, performance and independence,
- Maintaining and overseeing a sound system of internal controls based on the adoption by the Board of a risk-based approach to the identification, evaluation and management of risks that are significant to the fulfilment of AGL's business objectives; and
- Reviewing AGL's internal controls.

To fulfil its responsibilities and duties the Audit & Risk Management Committee:

Financial Reporting Processes

- Reviews and discusses with management and the external auditor the half and full-year financial reports, including notes to the financial accounts and other disclosures, and recommends to the Board whether the financial reports should be issued;
- Reviews AGL's accounting and financial reporting practices, including the effect of changes in accounting standards and practices, ASX listing requirements and corporate legislation. This includes discussing with management and the external auditor the application of those practices and standards to the AGL Group's financial reports;
- Reviews and discusses with the external auditor their report regarding significant findings in the conduct of their audit and management's response;
- Discusses with management and the external auditor any major issues relating to the system of internal controls over financial information; and
- Discusses with management and the external auditor the process and related information supporting the statements to the Board by the CEO and CFO, that AGL's financial reports present a true and fair view, in all material respects, of AGL's financial condition and operational results, and are in accordance with relevant accounting standards (ASX Corporate Governance Council, Principle 4.1).

Oversight of external auditor

- Recommends to the Board the selection and termination of the external auditor subject to Shareholder approval;
- Reviews the annual audit plan with the external auditor and approves the plan and audit fees;
- Reviews and discusses with the external auditor any matters relating to the conduct of the audit, including responses from management;
- Receives and reviews quarterly reports on non-audit services to ensure compliance with the Board's policy on maintaining the independence of the external auditor;
- Reviews annually the Board's policy on maintaining the independence of the external auditor and recommends any changes if necessary;
- Reviews the performance of the external auditor having regard to the skills and capabilities of the lead external audit staff; and
- Has the external auditor reporting directly to the Committee.

Risk management

- Reviews and approves AGL's risk management policy and framework for identifying and managing risk;
- Monitors the effectiveness of the risk management framework and the system of internal control. As part of monitoring and assessing the effectiveness of the system of internal control, the Committee regularly receives and reviews reports on internal control, particularly those included in the Annual Report;
- Reviews at least annually the Group's implementation of the risk management policy and framework, and
- Discusses with management and the General Manager Group Strategic Risk and the Manager Group Audit, the process supporting the statements to the Board by the CEO and CFO that the integrity of financial statements is founded on a system of risk management and internal compliance and control, and that AGL's risk management and internal compliance is operating efficiently and effectively in all material aspects (ASX Corporate Governance Council, Principle 7.2).

Internal audit

- Reviews the appointment and replacement of the Manager Group Audit;
- Oversees, reviews and approves the scope of the annual internal audit plan; and

- Reviews and discusses with the Manager Group Audit significant internal audit reports.

Legislative compliance

- Monitors the development and ongoing review of appropriate legislative compliance programs where applicable; and
- Receives, reviews and discusses with management regular reports on legislative compliance.

Review

- The Committee conducts a review of its performance annually as part of the overall Board performance assessment process.

The Committee met four times during the year. Directors' attendances are set out on page 40 of this Annual Report.

ASXCGC's Best Practice Recommendation 4.2, 4.3, 4.4, 4.5, 7.1

C.2 People and Performance Committee

The Board has established a People and Performance Committee comprising three non-executive Directors, Mark Johnson (Chairman), Graham Reaney and Max Ould. The Committee has a formal Charter that is reviewed regularly. A copy of that Charter is available on AGL's website. The purpose of the Committee is to review and ratify remuneration and people policies, procedures and programs designed to:

- Meet long-term people needs through effective talent management and succession planning;
- Achieve clear alignment between the needs and requirements of key stakeholder groups (ie. customers, Shareholders and communities) and the objectives and values of AGL people;
- Reward AGL people for excellent performance and keep them committed and motivated;
- Encourage teamwork and shared learning;
- Foster the growth of AGL people to enable them to reach their full potential through performance management, development and training;
- Achieve compliance with relevant legislation and corporate governance principles on remuneration practices and employment policies; and
- Effectively overview remuneration practice, including incentives, superannuation and retirement benefits, for people at all levels, enabling AGL to attract and retain people who create value for Shareholders.

The Committee is responsible for making recommendations to the Board as follows:

Recommendations to the Board relating to Board matters

- Reviewing strategic issues and commercial changes that impact AGL and the energy sector to determine the most appropriate structure, size, composition and tenure of the Board;
- Maintaining a healthy balance of skills, knowledge and experience across the Board by recommending new appointments and ongoing development for Directors;
- Determining Board performance assessment criteria and assessing performance;
- Rewarding Directors responsibly and fairly for their individual contributions to enhancing AGL's performance;
- Recommending to the Board appointment and removal of Directors for the consideration of a General Meeting of Shareholders;
- The time required to be committed to AGL business by non-executive Directors; and
- Recommending in relation to Board succession, planning and Director remuneration policy.

Recommendations to the Board relating to the CEO

- Setting and reviewing performance objectives for the CEO and evaluating his/her contribution and effectiveness;
- Rewarding the CEO responsibly and fairly for his/her contribution to enhancing AGL's performance; and
- The recruitment, retention and termination policies and procedures for the CEO.

Recommendations to the Board relating to the senior leadership team

- Reviewing the CEO's recommendations on senior leadership remuneration and reward, and on succession plans for key senior positions within AGL;
- Maintaining a balance of skills, knowledge and experience across the senior leadership team, through reviewing recommended structures, new appointments and assessing ongoing leadership development; and
- The recruitment, retention and termination policies and procedures for members of the senior leadership team.

Recommendations to the Board on AGL philosophy and policy issues

- Providing counsel and guidance to the business in relation to talent, succession planning and performance management; and
- Monitoring remuneration policies and practices to ensure they enable AGL to attract and retain people who create value for Shareholders and who uphold and develop the culture of AGL.

The Committees met six times during the year. Directors' attendances are set out on page 40 of this Annual Report. The Committee may make use of external consultants if that is deemed appropriate.

ASXCGC's Best Practice Recommendation 2.4, 2.5, 8.1, 9.2, 9.5

C.3 Health, Safety and Environment Committee

The Board meets as the Health, Safety and Environment (HSE) Committee, in order to review the adequacy and effectiveness of AGL's health, safety and environmental management systems. The Chairman of the Board is the Committee's Chairman. The Committee meets at least twice a year, with additional meetings scheduled on an 'as needs' basis. The Committee has its own formal Charter.

The primary function of the HSE Committee is to set and review the implementation of AGL's HSE strategy including:

- Monitoring and reviewing AGL's commitment to the health and safety of its people;
- Reviewing AGL's environmental priorities and commitments, including its greenhouse gas strategy; and
- Integration of these priorities within AGL's corporate strategy, risk management framework, and people and culture priorities.

To achieve this, the Committee is responsible for:

Health and safety management systems

- Reviewing and monitoring the effectiveness of AGL's HSE management system, including the adequacy of processes for identifying, assessing and avoiding HSE risk;
- Monitoring HSE performance, including lead and lag indicators with a view to providing a desirable outcome for Shareholders, customers, employees and the community;
- Monitoring AGL's compliance with relevant HSE legislation and its HSE Policy;
- Reviewing extreme and very high HSE risks and issues, and action plans put in place to reduce risk and prevent future incidents;
- Reviewing AGL's health and safety initiatives and programs, and their success; and
- Considering reports submitted by management on health and safety performance and issues.

Environment

- Reviewing AGL's environmental principles and policies;
- Reviewing AGL's environmental and greenhouse gas footprint and tracking performance indicator trends,
- Reviewing priority goals and targets and monitoring implementation; and
- Considering reports submitted by management on environmental performance and issues.

Reporting

The Board Committee will action the preparation of any reports required by law or requested by the AGL Board.

The Chairman of the Board Committee will attend the AGM to respond to any Shareholder questions on the Board Committee's activities.

To the extent the Board Committee deems necessary, it may, at AGL's expense, retain legal, accounting or other advisors. The Board Committee is authorised to seek any information it requires from any employee of AGL in order to perform its duties.

Review

The Committee and the Board reviews the performance of the Committee. The Committee's Charter is reviewed at least every two years. Any changes required are to be approved by the AGL Board.

The Committee met two times during the year. Director's attendances are set out on page 40 of this Annual Report.

Principle 3:
Promote ethical and responsible decision making

D. Ethical and responsible decision making

AGL is committed to conducting all its business ethically and responsibly.

D.1 AGL Code of Conduct

AGL has a Code of Conduct that applies to Directors as well as employees. It is also part of the induction pack for new Directors. New employees are required to confirm they have reviewed and are aware of AGL's Code of Conduct.

It is the Board's objective that all dealings with Shareholders, staff, customers, regulatory authorities and the community should be conducted honestly, fairly, diligently and in accordance with all applicable laws. Any departure from such practice is treated very seriously. The Code provides a mechanism to enable employees to report breaches of the Code without any fear of retribution.

The encouragement of ethical conduct, not only by edict, but also by example from all involved in AGL is fundamental.

AGL has an internal Ethics Panel that oversees the application of the Code of Conduct in AGL, including dealing with breaches of the Code monitoring compliance and recommending amendments to the Board. The Ethics Panel oversaw a revised Code of Conduct which was published in 2005 on AGL's website.

AGL has incorporated ethics sessions into its Senior Leadership Program and Emerging Leaders Program.

AGL has a commitment to diversity and has a policy on this issue. AGL has also initiated a Diversity Support Line. Expanding this service to meet AGL's obligations in relation to 'whistle blowing' and questions of ethics is being considered.

The Code of Conduct is available on AGL's website.

ASXCGC's Best Practice Recommendation 3.1, 3.3, 10.1

D.2 Policies on share trading and conflicts of interest

AGL has policies on share trading by Directors and senior managers as well as conflicts of interest. These are available on the AGL's website.

ASXCGC's Best Practice Recommendation 3.1, 3,2, 3,3

Principle 4:
Safeguard integrity in financial reporting

E. Financial reporting

E.1 CEO and CFO statements on financial reports

The CEO and the CFO provide detailed written undertakings to the Board confirming that AGL's financial reports present a true and fair view, in all material aspects, of AGL's financial position and are in accordance with relevant accounting standards.

ASXCGC's Best Practice Recommendation 4.1

E.2 Audit & Risk Management Committee

As set out above at C.1, the Board has established an Audit & Risk Management Committee with a formal charter, comprising four non-executive Directors, all with appropriate financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and David Craig. Their qualifications are disclosed under B.1.

ASXCGC's Best Practice Recommendation 4.2, 4.3, 4.4

E.3 External auditor

The Audit & Risk Management Committee has oversight of the external auditor and their responsibilities are set out at C.1. AGL's external auditor is Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu was appointed in October 1995.

E.4 Non-audit services

The Board has a formal policy on the provision of auditing and related services. Specifically, the external auditor is precluded from providing any services that might threaten their independence or conflict with their assurance and compliance role. Quarterly reports on the provision of auditing and related services are provided to the Board through the Audit & Risk Management Committee. Directors are satisfied that the provision of $1,986,000 of non-audit services by the external auditor is compatible with the general standard of independence for auditors.

The policy and procedures in place, and the review by the Audit & Risk Management Committee, enable Directors to conclude that non-audit services provided did not compromise the external auditor's independence requirements under the Corporations Act 2001. There is also in place an agreed rotation policy for the senior auditor of Deloitte Touche Tohmatsu. The external auditor annually provides a letter to the Company Secretary on their independence within the meaning of relevant legislation and professional standards. No officers of AGL were partners or directors of Deloitte Touche Tohmatsu during this reporting period.

ASXCGC's Best Practice Recommendation 4.5

Principle 5:
Make timely and balanced disclosure

F. Market disclosure

F.1 ASX Listing Rules disclosure

A continuous disclosure regime operates throughout AGL and is documented in AGL's Market Disclosure Policy and Market Disclosure Plan. The Policy and Plan are in place to ensure matters that a person could reasonably expect to have a material effect on the share price are announced to the ASX in a timely manner. The Market Disclosure Policy describes AGL's continuous disclosure obligations and how they are managed by AGL, as well as how AGL communicates with financial markets. It is available on AGL's website. The Policy is complemented by the Market Disclosure Plan which gives effect to it.

ASXCGC's Best Practice Recommendation 5.1, 5.2

F.2 Market Disclosure Committee

As part of its Market Disclosure Plan, to give effect to the Market Disclosure Policy, a Market Disclosure Committee has been established. This is a senior management committee, and comprises the CEO, Company Secretary (the nominated Continuous Disclosure Officer), CFO and Head of Investor Relations. The General Counsel is an ad hoc member who attends where there are legal matters to be discussed. The Continuous Disclosure Officer is the Convenor. The purpose of the Committee is to help AGL achieve its objective to establish, implement and supervise continuous disclosure within AGL.

The Committee is responsible for ensuring that all AGL announcements are made in a timely fashion, contain material information as well as being objective and factual, and are clearly written to allow investors to assess the impact of information on their investment decisions.

Business Unit Disclosure Officers have been appointed to each Business Unit to co-ordinate the provision of material information to the Convenor of the Market Disclosure Committee. The Committee has endorsed Materiality Guidelines, which are available to employees to enhance their understanding of what may be material information for disclosure purposes.

ASXCGC's Best Practice Recommendation 5.1, 5.2

F.3 Accountability

The Company Secretary as the nominated Continuous Disclosure Officer reports to the Board quarterly on matters that were either notified or not notified to the ASX. In the event a decision is made not to notify the ASX of a particular event or development, the reasons for not doing so are advised to the Board. Directors receive copies of all announcements immediately after notification to the ASX. All ASX announcements are posted on the AGL website.

Direct reports to the CEO also confirm in writing to the Board, on a quarterly basis, that matters which might need to be disclosed have been brought to the attention of the Continuous Disclosure Officer for review.

ASXCGC's Best Practice Recommendation 5.1, 5.2

F.4 Financial market and media communications

Communication with the financial market is the responsibility of the CEO, CFO and Head of Investor Relations. Communication with the media is the responsibility of the CEO, Head of External Affairs and the Media Relations Manager. The Market Disclosure Policy covers briefings to institutional investors and stockbroking analysts, general briefings, one-on-one briefings, blackout periods, compliance and review as well as media briefings. The Market Disclosure Plan provides further guidance on how to give effect to the Market Disclosure Policy.

ASXCGC's Best Practice Recommendation 5.1, 5.2

Principle 6:
Respect the rights of Shareholders

G. Shareholders

G.1 Communication with Shareholders

AGL endeavours to keep its Shareholders fully informed of matters likely to be of interest to them. It does this through:

- Reports to the ASX and the media;
- Half-year and full-year profit announcements;
- Annual financial reports;
- Information provided to analysts which is released to the ASX,
- Webcasting of half-year and full-year financial report presentations; and
- Webcasting of the Chairman's address to the AGM

All the above are on the AGL website. Shareholders have been given the opportunity to provide their email addresses to AGL to enable them to receive reports and announcements made to the ASX without delay.

The Investor Centre section of the AGL website contains an extensive collection of resources for Shareholders. Information available includes:

- An archive of Annual Reports;
- Details from recent General Meetings (including Resolutions, Chairman's Address, Notice of Meeting, Chairman's Letter and proxy form);
- Results for the current year and performance graphs;
- Presentations given by the CEO and the AGL Leadership Team,
- Corporate governance items, including the Board Charter, AGL Code of Conduct, ASX Principles of Good Corporate Governance and Market Disclosure Policy,
- Share price graphs and dividend payment history;
- Information on how to become a Shareholder and how to subscribe to AGL Shareholder communications including the Information Club; and
- Investor calendar.

At the AGM, the Chairman encourages questions and comments from Shareholders and seeks to ensure the Meeting is managed to give the maximum number of Shareholders an opportunity to participate. In the interests of clarity, questions on operational matters may be answered by the CEO or another appropriate member of senior management. New Directors or Directors seeking re-election are also given the opportunity to address the Meeting.

At the last AGM, Shareholders were asked by the Board whether they would provide feedback to it on a Shareholder Feedback form. Shareholders provided constructive and helpful feedback. Their ideas regarding improved reporting underpin the Board's commitment to provide Shareholders with information that is helpful to them.

In addition the Board seeks feedback from AGL's largest institutional investors about their expectations of AGL. The Board has also sought feedback during the year from a cross section of retail and smaller Shareholders on their views of AGL. This process of feedback is very important in informing the Board of the views of AGL's investors

ASXCGC's Best Practice Recommendation 6.1

G.2 External auditor's attendance at the AGM

The external auditor attends AGL's AGM. Shareholders may submit written questions to the auditor to be considered at the AGM in relation to the conduct of the audit and the preparation and content of the Independent Audit Report by providing the questions to AGL at least five business days before the day of the AGM. Shareholders are also given a reasonable opportunity at the AGM to ask the auditor questions relevant to the conduct of the audit, the Independent Audit Report, the accounting policies adopted by AGL and the independence of the auditor

ASXCGC's Best Practice Recommendation 6.2

Principle 7:
Recognise and manage risk

H. Managing risk

H.1 Audit & Risk Management Committee

As set out at C.1, the Board has established an Audit & Risk Management Committee, comprising four non-executive Directors, all with appropriate financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and David Craig. Their qualifications are disclosed at B.1.

ASXCGC's Best Practice Recommendation 4.2

H.2 Risk management policy and program

Any company faces a wide variety of risks depending on the nature of its operations and the regions in which it operates. AGL has a formal holistic enterprise wide risk program based on Standards Australia's AS/NZS 4360:2004 (Risk Management).

This program is supported by AGL's Risk Management Policy, which has been endorsed by the Board on the recommendation of the CEO and the Audit & Risk Management Committee. AGL's Risk Management Policy is available on the website

ASXCGC's Best Practice Recommendation 7.1, 7.3

H.3 Risk management roles and responsibilities

A Peak Risk Management Committee comprising AGL's senior management monitors and oversees the continuous improvement of risk identification, assessment, treatment and reporting, including legislative compliance.

AGL's Group Strategic Risk department supports AGL's business units in the implementation of the AGL-wide risk management framework. AGL's Group Audit department performs regular audits of the internal systems of control and risk management compliance across the Group. These audits take account of both the nature and materiality of risk. The Audit & Risk Management Committee review quarterly reports of the activities and findings of Group Strategic Risk and Group Audit. All outstanding audit issues are monitored through to satisfactory completion. The external auditor also reports findings on relevant risk and control issues to the Audit & Risk Management Committee and to the Board on a six-monthly basis.

ASXCGC's Best Practice Recommendation 7.1, 7.3

H.4 Adoption of COSO model

AGL has adopted the Committee of Sponsoring Organisations of the Treadway Commission's report, Internal Framework (COSO) model as a means of evaluating the effectiveness of its risk management, internal compliance and control systems as well as the effectiveness of their implementation. This is complemented by the application of Principles 7.1 and 7.2 from the ASX Corporate Governance Council Best Practice Recommendations Report.

ASXCGC's Best Practice Recommendation 7.1, 7.3

H.5 Action to address any deficiencies

Where weaknesses have been identified, immediate action is taken to address the deficiency However, there are circumstances where corrective action is yet to be fully implemented and tested In these circumstances, increased monitoring and review by management, Group Strategic Risk and Group Audit have been initiated to provide the Board with assurance that no material error or misstatement has occurred.

ASXCGC's Best Practice Recommendation 7.1, 7.3

H.6 Written assurances from the CEO and CFO

The CEO and the CFO have also provided the Board with written assurances supplementary to their Principle 4.1 representation that:

- The integrity of the Financial Statements are founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board; and
- The risk management and internal compliance and control systems of AGL and the consolidated entity relating to financial reporting objectives are operating efficiently and effectively, in all material respects.

Ernst and Young were engaged in 2005 to undertake a review of AGL's assurance processes supporting the Principle 7 sign-offs. This was instigated by the Board as part of its overall approach to safeguarding the integrity in financial reporting. Ernst and Young's overall finding was that AGL's processes and accountabilities for the ASX Principle 7 sign-off were in line with good practices established by other ASX100 companies. AGL is continuously reviewing opportunities to improve existing Principle 7 processes.

ASXCGC's Best Practice Recommendation 7.2

Principle 9:
Remunerate fairly and responsibly

I. Remuneration policies and packages

The Board has established a People and Performance Committee to consider and report on, among other things, remuneration policies and packages applicable to Board members and to senior managers of AGL. Three non-executive Directors, Mark Johnson (Chairman), Graham Reaney and Max Ould are members of the Committee. The Committee has a formal Charter which is reviewed regularly A copy of that Charter is available on AGL's website.

The full terms of reference of the Committee are detailed at C.2.

The CEO attends meetings of the People and Performance Committee by invitation when required to report on and discuss senior management performance and remuneration and related matters. A Remuneration Report, required under Section 300A(1) of the Corporations Act 2001 is provided in the Directors' Report on pages 42 to 51.

ASXCGC's Best Practice Recommendation 9.1, 9.2, 9.3, 9.4, 9.5

Principle 10:
Recognise the legitimate interests of stakeholders

J. Legitimate interests of stakeholders

J.1 Code of Conduct

AGL has a Code of Conduct which sets out the behaviour required of Directors, employees and contractors. The Code provides a mechanism to enable employees to report breaches of the Code without any fear of retribution. There is also in place the Ethics Panel that deals with breaches of the Code, monitors compliance and approves amendments. The full Code is published on AGL's website.

ASXCGC's Best Practice Recommendation 10.1

J.2 Sustainability Report

AGL believes that a sustainable business is one that adds measurable value by its financial success and its positive contribution to society as a good corporate citizen.

In 2004, AGL published its first Sustainability Report This Report identified goals, strategies and the activities of AGL's wholly-owned Australian-based businesses and assets from 1 July 2003 to 30 June 2004 and listed actions for 2004/2005

This Report established the framework for ongoing public reporting about the sustainability of AGL's social, environmental and economic activities. Where appropriate, the Global Reporting Initiative framework was used in the construction of this Report.

AGL has:

- Been selected as an index component in the 2006 Dow Jones Sustainability World Index (DJSI World); and
- Met FTSE's corporate responsibility criteria and is a constituent company in the FTSE4Good Index Series. This Index is designed to identify and facilitate investment in companies that meet globally recognised corporate responsibility standards.

AGL also participated in the Corporate Responsibility Index for the second year and improved our outcome from 71.8% to 85 2%, the third biggest improvement across all participants in the Australian survey. AGL continues to participate in the DJSI World Index survey AGL participated in these two surveys in order to benchmark AGL's performance across a number of categories with other utilities in Australia and the United Kingdom and with other Australian listed companies. Feedback assists in AGL improving its business performance for the benefit of Shareholders.

leadership team.



Paul Anthony
Managing Director



Greg Hayes
Chief Financial Officer



Michael Fraser
Group General Manager
Merchant Energy



Phil James
Group General Manager
Retail Energy



Mark Harper
Group General Manager
Operations



Ross Gersbach
Group Manager
Infrastructure Investments



Gareth Bennett
Group Manager
People & Culture



Jane McAloon
Group Manager
Corporate and External Services



Cesare Tizi
Chief Information Officer

contents.

2006

The Concise Financial Report has been derived from the Full Financial Report for the year ended 30 June 2006.

The Full Financial Report and Independent Audit Report will be sent to Shareholders on request, free of charge. Please call 1800 724 514 and a copy will be forwarded to you or alternatively, you can access the Full Financial Report and the Independent Audit Report at AGL's website www.agl.com.au

directors' report.

The Directors present their Report together with the Concise Financial Report of The Australian Gas Light Company and its consolidated entities, being AGL and its controlled entities, for the year ended 30 June 2006 and the Independent Audit Report thereon.

Directors

The Directors of AGL at any time during or since the end of the financial year are:

Non-Executive Directors
Mark Johnson
Charles Allen, AO
Sir Ronald Brierley
David Craig
Tony Daniels, OAM (retired on 18 October 2005)
Carolyn Hewson
Max Ould
Graham Reaney

If AGL Shareholders vote in favour of the Scheme of Arrangement to create new AGL and new Alinta, Sir Ron Brierley will retire at the Scheme Meeting. David Craig will also retire at the Scheme Meeting because he has been appointed Chief Financial Officer of the Commonwealth Bank of Australia.

Executive Directors
Paul Anthony *(commenced as CEO on 3 April 2006 and as Managing Director on 1 May 2006)*
Greg Martin *(retired as CEO and Managing Director on 28 February 2006)*

Details of the current Directors' qualifications, experience, other directorships and special responsibilities are set out on pages 29 and 30 of this Annual Report in the corporate governance section.

Directors' Interests

The relevant interest of each Director in the share capital of the companies within the consolidated entity, as notified by the Directors to the ASX in accordance with Section 205G of the Corporations Act 2001, at the date of this Report is as follows:

The Australian Gas Light Company Ordinary Shares	
Mark Johnson	198,366
Charles Allen, AO	72,881
Paul Anthony	2,000
Sir Ronald Brierley	75,422
David Craig	3,241
Carolyn Hewson	51,386
Max Ould	12,805
Graham Reaney	90,460

Company Secretary

The Company Secretary, Jane McAloon, holds degrees in Economics (Honours) and Law from Monash University, is a Fellow of the Chartered Institute of Secretaries, is a graduate member of the Australian Institute of Company Directors and a member of the Institute of Public Administration of Australia. She is a Director of Australian Pipeline Limited and was appointed Company Secretary of AGL in August 2004. She is retiring from these positions on 25 August 2006 to become Company Secretary for BHP Billiton Limited.

Directors' Meetings

The number of Directors' Meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors of AGL during the financial year were as below. Directors also had around 60 informal meetings in relation to the original demerger and the Recommended Proposal.

	Regular Board Meetings		Special Board Meetings		Audit & Risk Management Committee		People and Performance Committee		Health, Safety and Environment Committee	
Director's Name	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**	**A**	**B**
Mark Johnson	8	8	16	17			5	6	2	2
Charles Allen, AO	8	8	15	17	4	4			2	2
Paul Anthony from 1 May 2006	1	1	1	1					1	2
Sir Ronald Brierley	6	8	8	17					1	2
David Craig	8	8	16	17	3	3			2	2
Tony Daniels, OAM to 18 October 2005	2	2	4	4	1	1				
Carolyn Hewson	8	8	17	17	4	4			2	2
Greg Martin to 28 February 2006	6	6	6	7					1	2
Max Ould	7	8	15	17			5	6	1	2
Graham Reaney	7	8	17	17	4	4	6	6	1	2

A number of meetings attended **B** number of meetings held during the time the Director held office during the year

In addition to the above selected meetings, Directors throughout the year participated in informal meetings and telephone conferences. AGL makes extensive use of email between meetings to keep Directors informed of current developments, to provide relevant background and industry information; to deal with routine matters, and allow formal Board meetings to concentrate on more important matters. Extended strategy sessions are held at least twice a year. Periodically, Directors meet informally outside AGL to discuss matters of interest and travel to visit assets, operations or locations of particular relevance to AGL.

Principal Activities

- Sale of gas and electricity;
- Ownership and operation of natural gas and electricity distribution networks and operation of natural gas transmission pipelines;
- Power generation and energy processing infrastructure;
- Exploration, extraction, production and sale of coal seam methane gas (CSM);
- Extraction and sale of liquid petroleum gas (LPG); and
- Realisation of property and property-related assets.

There were no significant changes to the nature of AGL's activities during the year

Review and Results of Operations

The consolidated profit for the year after income tax attributable to Shareholders from continuing operations was $457.0 million (2004/2005 $244.3 million) A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained on pages 12 to 27 of this Annual Report.

Dividends

The following dividends have been paid or declared by the Directors since 30 June 2005

Final dividend of 32 cents per share (100% franked) referred to in the previous Directors' Report and paid on 23 September 2005	$146.1 million
Interim dividend of 31 cents per share (100% franked) out of profits for the six months ended 31 December 2005 paid on 23 March 2006	$141.3 million
Final dividend of 36.5 cents per share (100% franked) payable on 22 September 2006	$166 4 million

:tate of Affairs

In the opinion of the Directors there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than those included in the front section of this Annual Report.

Environmental Regulation

The consolidated entity's operations are subject to various Commonwealth, State and Territory environmental laws in relation to energy This includes; transmission and distribution of natural gas, the distribution of electricity, exploration and extraction and production of CSM, LPG production and storage, power generation (natural gas, hydro electricity, biogas and landfill gas) and land remediation works

The Board meets as the Health, Safety and Environment Committee in order to review the effectiveness of the entity's health, safety and environmental management program, Life Guard. Environmental management performance is monitored on an on-going basis by way of system audits conducted by the entity using internal and external auditors. In addition, the consolidated entity has its own management Health, Safety and Environment Committee that meets regularly to review the entity's environmental performance in detail.

Operational, Maintenance and Construction Activities

Gas and electricity operational, maintenance and construction activities were undertaken throughout Australia during the financial year. No environmental infringements were reported and no fines were levied on this part of the business during the period. LPG Production (NSW) Specific licence conditions exist under the NSW Protection of the Environment Operations Act 1997 (POEO Act).

The H C Extractions facility has exceeded its load-based licence limits. Exceeding these emission limits does not incur loss of licence or fines, but does require further monitoring and testing to determine what actions are required to address the specific matters. H C Extractions is appealing the existing licence conditions through an independent Statutory Appeals process.

Power Generation

Environmental licence conditions in NSW, Victoria and South Australia govern aspects of the management of generation assets During self-monitoring of the Hallett power station, a condition which involved non-compliance with the noise requirements of the environmental licence was identified. The South Australian EPA was notified and dialogue between AGL and the South Australian EPA have been ongoing, with the aim to revise the current licence conditions. No other environmental infringements were reported and no fines have been levied.

Land Remediation

Sign-off from the Site Auditor on the remediation of part of the former Wollongong gasworks site was received in September 2005. Settlement of the sale of this land to the adjoining landowner occurred in May 2006.

Work continued during the year on the remediation of a number of residential properties in the Sydney suburb of Abbotsford. Gasworks residues were found on these properties as a result of a small gas-making facility in the area which operated for about five years in the 1890's. Remediation works, including sign-off by the Site Auditor, was completed on all but one property by May 2006.

An Environmental Assessment (EA) and Remedial Action Plan (RAP) is currently being prepared for the proposed remediation of AGL's former gasworks site at North Hamilton, Newcastle The Plans are expected to be finalised in September 2006.

With respect to the investigation into the sediments found off the former AGL Mortlake gasworks site (now Breakfast Point), draft Human Health and Environmental Risk Assessment reports have been submitted to the Department of Environment & Conservation (DEC) for review The reports are expected to be finalised in September 2006.

Coal Seam Methane Operations

AGL Gas Production (Camden) Pty Limited (AGL) is the production operator of the Camden Gas Project, commencing operational control on behalf of the Camden Gas Project Joint Venture in February 2006 Upon commencement of operations AGL undertook a review of the environmental performance of the operations and identified aspects relating to noise, air quality, wastewater and licence variations which required discussion and proactive management from a regulatory perspective. AGL has been and is currently in discussion and actively working with NSW Department of Environment and Conservation in regards to these matters. No penalty or infringement notices have been issued to AGL since commencement of operations in February 2006 It is envisaged that these matters will be resolved in the coming twelve month period.

Events Subsequent to Balance Date

Apart from matters discussed elsewhere in this Annual Report, particularly the Recommended Proposal with Alinta Limited, the Directors are not aware of any other matter or circumstance which has arisen since 30 June 2006 that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in the future.

Likely Developments, Strategies and Prospects

If the Recommended Proposal is approved by Shareholders at meetings expected to be held in October 2006, this will be the last year of the consolidated entity. As reported earlier in this Annual Report, The Australian Gas Light Company consolidated entity will then be replaced by consolidated entities created from The Australian Gas Light Company group of companies and the Alinta Limited group of companies. In any event, further information about likely developments in the operations of The Australian Gas Light Company consolidated entity and the expected results of those operations in the future has not been included in this Report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity

Proceedings on Behalf of the Company

No person has applied under Section 237 of the Corporations Act 2001 for leave of the Court to bring proceedings on behalf of AGL or intervene in any proceedings to which AGL is a party for the purpose of taking responsibility on behalf of AGL for all or any part of those proceedings. AGL was not a party to any such proceedings during the year.

Non-Audit Services

Non-audit services have been provided during the year by the external auditor, Deloitte Touche Tohmatsu. Disclosure of the details of these services can be found in Note 6 on page 70 of this Annual Report.

Indemnification and Insurance of Directors and Officers

AGL's Constitution indemnifies, to the extent permitted by law, officers of the consolidated entity when acting in their capacity in respect of

- Liability to third parties (other than related entities) when acting in good faith; and
- Costs and expenses of successfully defending legal proceedings and ancillary matters.

The Directors named earlier in this Report and the Company Secretary, Jane McAloon, have the benefit of the indemnity, together with any other person concerned in or who takes part in the management of the consolidated entity.

During the year AGL paid a premium in respect of a contract insuring all Directors of AGL as listed earlier, all Directors of related bodies corporate of AGL, secretaries and other officers of the consolidated entity against liabilities incurred in their capacity as Director or Officer, as the case may be, of the consolidated entity.

The contract prohibits disclosure of the nature of the liabilities and the amount of premium paid and the Corporations Act 2001 does not require disclosure of the information.

AGL has also taken out Directors and Officers' indemnity insurance policies that respond to potential liability incurred by AGL Directors and Officers in connection with AGL's original demerger proposal and the Recommended Proposal with Alinta Limited.

Auditor's Declaration

A copy of the external auditor's declaration under Section 307C of the Corporations Act 2001 in relation to the audit for the financial year is on page 73 of this Annual Report.

Rounding

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and the Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Remuneration Report

Overview

This year has been one of significant change for AGL (as is highlighted elsewhere in this Annual Report). The proposal that AGL demerge into two separate listed companies was a primary strategic focus for Key Management Personnel in the first half of the year. At the same time, however, Key Management Personnel were also focused on delivering the operational business outcomes including through acquisition and organic growth All were an essential part of ensuring that Shareholder interests were protected both through existing business activities and through restructuring opportunities designed to unlock greater Shareholder benefit

When Alinta acquired a significant shareholding in AGL, the subsequent competing takeover bids forced the withdrawal of the original demerger proposal that had been put to Shareholders in January 2006. In the second half of the financial year the focus was on the realisation of the proposal to come before Shareholders in October 2006 for the sale to Alinta of the infrastructure assets of AGL and the demerger of the Company into the pure play energy business, new AGL and the creation of new Alinta, the largest energy infrastructure business in Australia. Once again the continued successful operation of existing AGL business activities has been key to Shareholder value.

The compensation strategy that AGL had in place during this turbulent year has served it well in maintaining and motivating employees. The balance of fixed and variable remuneration components has meant that the incentive arrangements could be leveraged to focus attention on the various priorities. At the same time a redesign of the long-term incentive arrangements was undertaken to be introduced following the original demerger proposal. The details of the new incentive scheme design were set out in the Demerger Booklet released in February 2006 and are also now outlined in the Scheme Booklet released in late August 2006.

This new incentive scheme was developed after reviewing both market practice and Shareholder feedback about long-term incentive plan design. The scheme now proposed for new AGL offers share performance rights which vest to eligible employees in light of performance conditions based on relative total Shareholder return. In respect of the 2006 financial year, long-term incentive awards have been made based, for the last time, on the existing long-term incentive plan design.

In expectation of the original demerger Paul Anthony was engaged by the AGL Board in January 2006 to become the Chief Executive Officer and Managing Director of new AGL, conditional upon the implementation of AGL's original demerger proposal. Under that proposal AGL's energy businesses were to comprise AGL's existing energy businesses only.

Following his announced appointment, there was a very material change in AGL's circumstances as a result of the competing takeover bids, and following AGL's decision to discontinue its original demerger proposal, Mr Anthony was appointed CEO on 3 April and Managing Director of AGL on 1 May 2006.

Since his appointment Mr Anthony has been responsible for overseeing the operation of all of AGL's businesses, both energy and infrastructure. These businesses have continued to perform strongly during this period and are well positioned for future growth. In addition, Mr Anthony has played a critical role in negotiating the Recommended Proposal with Alinta. The impasse created by AGL and Alinta's competing takeover bids for each other has been broken, so allowing the Recommended Proposal in the Scheme Booklet to be put forward to AGL Shareholders for their consideration.

If the Recommended Proposal is implemented Mr Anthony will cease to be CEO and Managing Director of AGL and will become CEO and Managing Director of new AGL. New AGL's business will be larger than that which was originally contemplated because, in addition to AGL's existing energy businesses, it will include a 33% interest in Alinta's Western Australian retail operations, with the opportunity to increase that interest to 100% over a five-year period.

The detailed Remuneration Report which follows includes the key details of Mr Anthony's employment contract during the period of his employment as CEO and Managing Director of AGL during the 2005/2006 financial year, as required under the Corporations Act 2001. Given the Recommended Proposal now before Shareholders and the consequent need for a new employment contract the AGL Board has reviewed Mr Anthony's overall remuneration package and has decided to restructure some elements of that package. This has been done to recognise the value to Shareholders of Mr Anthony's performance to date, to recognise the far reaching changes to AGL's circumstances since his initial appointment and to provide Mr Anthony with certainty and protection during the initial period of his appointment.

The restructuring of Mr Anthony's remuneration package does not increase the overall financial total of the original package. Rather, the timing of the payment of some elements of the package has changed. Full details of the new contract which are effective from 1 September 2006 are disclosed below.

A detailed report covering the relevant requirements of the Corporations Act 2001 and AASB 124 'Related Party Disclosures' now follows.

The Audit Report of the Full Financial Report contains confirmation that the compensation disclosures that are contained under the heading 'Remuneration Report' on pages 42 to 51 in this Directors' Report comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 Related Party Disclosures.

Compensation policy

The People and Performance Committee of the Board is responsible for reviewing the compensation strategy and compensation arrangements for Key Management Personnel. It makes recommendations to the Board on these matters. The Committee has access to independent external advisers as required.

Note the term Key Management Personnel (KMP) refers to executive directors (the Managing Director), non-executive Directors and senior leadership executives, it also captures the five highest remunerated executives in the parent company and the Group.

The purpose of the People and Performance Committee, in relation to compensation, is to ensure that appropriate compensation procedures and programs are in place to:

- Achieve clear alignment between the needs and requirements of key stakeholder groups (ie. customers and Shareholders and communities) and the objectives and values of AGL people;
- Reward AGL people for excellent performance, and keep them committed and motivated;
- Achieve compliance with relevant legislation and corporate governance principles on compensation practices and employment policies; and
- Effectively overview compensation practice, including incentives, superannuation and retirement benefits, for all levels, enabling AGL to attract and retain people who create value for Shareholders.

Further detail on the role of the People and Performance Committee is on page 33 of this Annual Report.

Non-executive Directors

The structure of the compensation is a base fee plus a Committee fee, where applicable, for participation by a non-executive Director in Board Committees. Chairing a Committee attracts a higher fee rate. This structure ensures the compensation reflects the general responsibilities of individual non-executive Directors as well as the extra responsibilities and workload involved in participating in a Committee. The Chairman of the Board receives no extra compensation for participation in or chairing Committees.

Non-executive Directors receive fees determined by the Board within the aggregate limit approved by Shareholders at a General Meeting. The present limit of $1.5 million was approved at the AGM in October 2005.

Non-executive Directors' fees are normally reviewed annually, however given the impending Recommended Proposal, adjustments to non-executive Directors' fees have been deferred until after the Proposal is finalised. The current rates have been in place since January 2004.

Non-executive Directors' fees are determined by the Board with reference to advice and data from AGL's compensation specialists and from external compensation advisers. The data and advice includes market comparison of compensation paid to non-executive Directors of companies in comparator groups across the ASX100, but specifically ASX companies in the range of 21 to 50 by market capitalisation.

As the focus of the Board is on the long-term strategic direction of AGL, there is no direct link between non-executive Director compensation and the short-term results of AGL.

Superannuation contributions, as required under the Superannuation Guarantee Charge (SGC) legislation, are also provided for non-executive Directors. These are deducted from the level of compensation set and included as part of their total compensation under the approved maximum aggregate fee pool. Consistent with Choice of Fund legislation non-executive Directors' SGC contributions are made to a complying superannuation fund of their choice.

Non-executive Directors are encouraged to have at least 20% of their base fees (after SGC contributions) allocated to the purchase of AGL shares. The purchase of AGL shares is done under the AGL Share Purchase Plan. The terms of this Plan were approved by Shareholders at the AGM in 1997. These shares are acquired by a trustee on market at market price during identified trading windows. All Directors are required by the AGL constitution to hold a minimum of 2,000 AGL shares.

No options have been granted over any securities or interests of AGL or the consolidated entity.

The Board has a process of review of individual Board members and sub-committees of the Board by the Chairman and their peers, consistent with the ASX Corporate Governance Principles on Board accountability. This process is also part of the strategic overview of non-executive Directors addressed under the Charter of the People and Performance Committee.

Managing Director and senior leadership team

The compensation of the Managing Director and senior leaders is delivered through a combination of fixed compensation and short and long-term incentives. The target level of these components for individual roles is determined by comparison with market compensation practice. This ensures that AGL is able to attract and retain key people in critical roles. External advisors provide the market data and comparators as well as commentary. The comparators selected are organisations of comparable business complexity, as well as general market comparisons based on functional job requirements.

Compensation elements

The total compensation of senior leaders has three elements:

- Total Fixed Remuneration (TFR) is the amount of non-variable compensation specified in an employee's contract of employment. Superannuation contributions are deducted from the employee's TFR. The cost (including any component for Fringe Benefits Tax) for other items such as laptop computers or novated vehicle lease payments is also deducted. The amount of TFR is established with reference to compensation market research, considering the scope and nature of the role and the individual senior leader's performance and experience;
- Short-Term Incentive Payments (STI) are awarded based on the achievement of individual performance targets which are set at the commencement of the financial year. These targets are chosen for their relevance to AGL business performance as well as the achievement of personal performance criteria. They therefore align individual performance and business outcomes and provide transparent linkages between rewards and the individual's performance. STI can vary annually based on individual performance against the specified targets. The STI can be paid in cash, or at the individual's election, in accordance with ATO rules, salary sacrificed and taken as equity, or as a contribution to the employee's superannuation fund; and
- Long-Term Incentive Payments (LTI) are delivered through the granting of share rights in accordance with the terms of the AGL Long-Term Incentive Plan (LTIP), the terms of which are provided on the AGL website. This is the last year that awards will be made under the current plan which links them with AGL's performance as measured by growth in Economic Profit.

Following feedback on the LTIP design at the time of the 2005 AGM the Chairman announced at that meeting AGL's intention to review the operation of the LTIP. This has been undertaken and a new LTIP was proposed and described in AGL's Demerger Booklet (issued to shareholders in February 2006), to take effect from the date of the demerger proposed in that Booklet. With the withdrawal of that demerger proposal, the allocation of LTI for AGL senior leaders have been awarded under the current LTIP, described on AGL's website. The long-term incentive arrangements for AGL's new Managing Director, appointed as CEO on 3 April 2006 are, however, provided under the new plan. Further details are outlined in this Report at page 48 under the heading Long-term incentive.

The balance between fixed and variable compensation is kept under review for competitiveness and market relevance.

The relative proportions of the compensation mix between fixed and variable/at risk increases with the level of responsibility and/or criticality of role. In respect of the 2005/2006 financial year, the typical maximum compensation mix within the senior roles in AGL was as follows:

	Maximum percentage of total target compensation		
	TFR	STI	LTI
Executives	50%	30%	20%

Note:

1 The details of the Managing Director's compensation, including the proportional percentages of total target compensation are included in this Report commencing on page 48

2 The overall proportion of compensation that is performance related and at risk has remained unchanged, although the compensation mix between STI/LTI has changed from 2004/2005. This reflects a trend in the market to have a larger STI component at the expense of LTI

Performance Linkage

(a) Short-Term Incentive

To be eligible to receive a STI each senior leader must demonstrate AGL's values and perform efficiently in their role. This is confirmed through annual assessment using the AGL Performance Planning and Review Process.

The actual level of STI paid for each individual is determined at the end of the financial year by assessment of that individual's performance against key-value drivers of the business which include financial, strategic/risk performance and leadership outcomes. These measures are identified and agreed at the beginning of the financial year and included on a 'Dashboard' for each individual. This 'Dashboard' also identifies how performance will be measured at threshold, target and stretch points. No STI is payable for any component where the threshold level has not been reached.

The use of the 'Dashboard' provides a robust link between Company and individual performance and STI payments.

The maximum short-term incentive payment is 60% of TFR for senior leaders and 120% of TFR for Mr Anthony. Each individual has different weightings on their key-value drivers depending on their role within AGL. Typically the weightings may be: financial performance of business unit 50%, strategic/risk performance 30%, leadership 20%.

(b) Long-Term Incentive

The description below refers to the offer made to senior leaders under the current LTIP. The offer that will be made in September 2006 will be the final offer under this Plan. In respect of the 2006/2007 financial year a new plan will operate which is summarised in this Report under the heading New LTIP on page 49.

Mr Anthony's allocations are made under the terms of the New LTIP.

Allocation of the LTI for senior leaders under the current plan is directly linked to Company performance measured by the three-year rolling average growth in Economic Profit (EP), which ensures that rewards are only paid for sustained improvements in EP.

EP has been chosen as it is a measure of profit after taking into account the cost of invested capital required to produce that profit (that is, the profit after tax less the cost of capital). This measure is used as it is closely linked to the creation of additional value for Shareholders.

Once earned, LTI is delivered as share rights, which vest annually in equal tranches over three years. It continues to focus attention on ongoing Company performance as reflected in the value of AGL shares.

Following the establishment of the LTI pool, senior leaders are allocated an award based on a percentage of their TFR. The maximum long-term incentive payment for senior leaders is 40% of TFR; for the Managing Director no offer has been made under this Plan. For details of Mr Anthony's LTI refer to this Report commencing on page 47.

The percentages for distribution to employees are determined based on external advice on market practice so as to give AGL comparability in compensation against our competitors.

It is proposed in the Scheme Booklet distributed to Shareholders (in early September 2006) to give effect to the Recommended Proposal that awards made under the existing LTIP will vest to employees when the Proposal is implemented. This recognises that employees of new AGL will have ceased their employment relationship with AGL, the company in which the share rights were awarded, and for those employees transferring to new Alinta, future performance alignment will be measured by new Alinta's performance.

The proposed New LTIP described in the Scheme Booklet of August 2006 and in this Report at the section headed New LTIP will be the basis for future grants, and has been used for Mr Anthony.

Economic Profit

The use of EP in the current LTIP was adopted after receiving advice from external advisers and consideration of market commentary and practice. Following consultation with external stakeholders the Board intends that a new LTIP will be implemented from 2006 and it is described in the section of this Report headed New LTIP.

EP growth is the performance measure used as the gateway as well as the mechanism for determining the size of the LTI pool. EP is utilised as it aligns profit, capital management and cash flow It thus reflects AGL's performance in creating Shareholder wealth.

The growth in EP is used to create a pool from which the LTI are allocated. The LTI pool is determined annually and the average rolling three-year growth in EP determines the size of the LTI pool.

$$\frac{\text{Year 1 Growth in EP} + \text{Year 2 Growth in EP} + \text{Year 3 Growth in EP}}{\text{3 years}} \times 15\% = \text{Long-term incentive plan pool}$$

Of the growth in EP (as calculated above), 82% is available for Shareholders and reinvestment in the business 15% is used for the annual LTI and up to 3% for discretionary awards.

For the LTIP, EP is defined as:

$$\text{Group EBITDA} - (\text{Funds employed} \times \text{pre-tax weighted average cost of capital})$$

Where EBITDA – Earnings before interest, tax, depreciation and amortisation

For 2006, this means that the EP growth, averaged over a three year period (2004 to 2006) is $21.8 million. Applying the 15% for annual long-term incentives provides a pool of $3.3 million, which has been provisionally allocated for the award of share rights to 122 senior people.

The criteria that the Board utilises when making discretionary awards are:

- Outstanding current performance;
- Outstanding potential;
- Recognition for contribution to a key business activity or project, and
- Attraction/retention strategy of key people.

These can be delivered as LTI or cash.

AGL financial performance

The financial performance information provided below is to meet the reporting requirements of the Corporations Act 2001

YEAR ENDED 30 JUNE	2002	2003	2004	2005	2006
EPS (cents)	0.664	0.732	0.795	0.811	0.947
Dividends (cents)	0.52	0.55	0.60	0.93	0.675
Increase/decrease in adjusted share price (%)	16.2	11.2	10.8	17.3	23.0

Notes:

- EPS from continuing operations and excluding significant items;
- Dividends relate to financial years not when they were paid;
- 2005 includes a special dividend of 30 cents per share; and
- Adjusted share price is adjusted for all capital changes including returns of capital.

AGL's consistent financial performance over the last five financial years has resulted in sustained growth in EPS as well as dividends reflecting increased Shareholder wealth.

Service agreements

Senior leaders have service agreements which specify their compensation components described above. These arrangements provide for their participation in the short and long-term incentive arrangements in accordance with the terms of the Plans. The terms of these Plans can be varied by the Board, although such variations cannot be applied retrospectively

Details of contract duration, notice period for termination, and termination payments for senior leaders are provided in the table below. Details on Mr Anthony are covered in the section commencing on page 47.

EXECUTIVE	POSITION	CONTRACT DURATION	TERMINATION NOTICE PERIOD BY EITHER AGL OR EMPLOYEE	TERMINATION PAYMENTS
Greg Hayes	Chief Financial Officer	No fixed term	3 months	12 months TFR or $1million[1]
Michael Fraser	Group General Manager, Merchant Energy	No fixed term	6 months	Up to 78 weeks TFR
Phil James	Group General Manager, Retail Energy	No fixed term	3 months	Up to 73 Weeks TFR
Mark Harper	Group General Manager, Operations	No fixed term	3 months	Up to 73 weeks TFR
Jane McAloon	Group Manager, Corporate and External Services	No fixed term	3 months	12 months TFR

Note 1
Contract changes to these termination provisions have been made since the last Report These provide that if termination occurs in identified circumstances associated with corporate restructuring a termination payment of $1 million is payable and in certain circumstances a further $1 million is payable Termination in these circumstances also results in vesting of outstanding LTI

STI are payable to those employed at the end of the financial year or, on termination, in the circumstances of death, retirement on grounds of age or invalidity, on a pro-rata basis, and at the discretion of the Board in other circumstances.

The terms of the LTIP specify the circumstances in which performance rights vest on termination. These are on death, retirement on grounds of age or invalidity and at the discretion of the Board in other circumstances, such as redundancy.

Retention provisions

As identified in previous AGL Annual Reports, there is provision in the contract of the Group General Manager Merchant Energy for the payment of retention fees. A payment will be made if he continues with the Company until 31 August 2006 and a final payment if he continues until 31 August 2009. A pro-rated proportion of the retention fee is payable if AGL terminates the contract before the vesting dates, except on summary dismissal.

Terms of Mr Anthony's appointment

The key terms of Mr Paul Anthony's appointment as CEO and Managing Director of AGL during the 2005/2006 financial year are included in this Report. However as outlined in the Overview a new service agreement with Mr Anthony has been entered into with effect from 1 September 2006 covering both his ongoing appointment as CEO and Managing Director of AGL, but also providing for his intended appointment as CEO and Managing Director of new AGL if the Recommended Proposal is approved by Shareholders.

The details of that new agreement are as follows.

Appointment

Mr Anthony's appointment as CEO and Managing Director of AGL continues until he is appointed CEO and Managing Director of new AGL on approval by Shareholders of the Recommended Proposal outlined in the AGL Scheme Booklet of August 2006 and that approval is confirmed by the legal processes. The terms of the contract are essentially the same in the case of both appointments. In summarising the terms below a reference to 'the Company' means AGL where Mr Anthony is serving as the CEO and Managing Director of AGL and where he is serving as the CEO and Managing Director of new AGL and a reference to 'the Board' means the Board of Directors of AGL or new AGL, as the case may be.

Term

Mr Anthony's contract is open-ended and his appointment as CEO and Managing Director will continue until his appointment is terminated.

Mr Anthony's appointment may be terminated by the Company in the following circumstances:

(a) Without notice in the event of any act which detrimentally affects the Company such as dishonesty, fraud or serious or wilful misconduct in the discharge of Mr Anthony's duties or unremedied persistent, wilful or material breaches of the terms of the service contract; or

(b) By giving Mr Anthony 18 months notice in writing at any time within the first two years of his appointment or twelve months notice in writing at any time after the expiration of that two year period.

Mr Anthony may terminate his appointment:

(a) By giving the Company nine months notice in writing at any time within the first two years of his appointment or six months notice in writing at any time after the expiration of that two year period; or

(b) By giving the Company three months notice in writing if he ceases to hold the most senior management role within the Company or ceases to report to the Board, the Company ceases to be listed on the ASX (other than because of change in control) or if the scope of his responsibilities or authorities is materially diminished (Fundamental Change in Circumstances). This right of termination must be exercised within six months after the Fundamental Change in Circumstance occurs.

If Mr Anthony's appointment is terminated by either the Company or Mr Anthony by giving a period of notice then the Company may at any time before the end of the period of notice pay to Mr Anthony in lieu of the unexpired notice period an amount equal to that proportion of Mr Anthony's TFR at the time which corresponds to the period of notice which is foregone.

If the Company terminates Mr Anthony's appointment by giving 18 months or twelve months notice in writing as referred to above, all unvested Share Performance Rights (SPR) held by Mr Anthony will immediately vest at no cost to Mr Anthony.

If Mr Anthony terminates his appointment within six months following the occurrence of a Fundamental Change of Circumstances then the Company will pay Mr Anthony, in addition to any other payments or benefits due to him, a termination payment equal to twice the aggregate of Mr Anthony's TFR at the time the Fundamental Change in Circumstances occurs and the amount payable under the Company's STIP for that year for on target performance. In addition, all unvested SPRs held by Mr Anthony will immediately vest on termination at no cost to Mr Anthony.

Compensation

Mr Anthony's compensation will comprise the components set out below

Total Fixed Remuneration

Mr Anthony will be paid an initial annual TFR of $1.3 million. During each year of the term of his appointment, the Board will review Mr Anthony's TFR for the next year and determine whether to increase that amount having regard to such matters as the Board thinks fit. Under no circumstances can Mr Anthony's TFR be reduced without Mr Anthony's written consent.

Sign-on entitlement

Mr Anthony will be paid on 1 September 2006 a sign on entitlement of $1.64 million in cash

AGL Share Purchase Plan allocation

Mr Anthony will receive on 1 September 2006 an allocation of 307,230 AGL shares under the AGL Share Purchase Plan which will be subject to the restrictions on disposal imposed by that Plan If the Recommended Proposal proceeds Mr Anthony has agreed not to dispose of any new AGL shares which he acquires in respect of this allocation for a period of two years.

Short-term incentive

Mr Anthony will be entitled to annual short-term incentive payments commencing from the financial year 2006/2007 based on the achievement of key performance indicators in accordance with the Company's STIP The key performance indicators (KPI) will be set by the Board on an annual basis.

The value of any short-term incentive actually provided in a year will be determined by the Board having regard to the level of achievement of the KPIs.

LEVEL OF ACHIEVEMENT OF KPIs	AMOUNT OF STI
Threshold	40% of TFR
Target	60% of TFR
Stretch	120% of TFR

Any short-term incentive due to Mr Anthony will be paid in cash.

Long-term incentive

Mr Anthony will participate in the new AGL LTIP if the Recommended Proposal to Shareholders is implemented. Otherwise, he will participate in the AGL LTIP. The terms of the AGL LTIP and the new AGL LTIP are essentially the same and are summarised below under the heading New LTIP.

Immediately following the implementation date of the Recommended Proposal, Mr Anthony will be granted in respect of the first year of his appointment a number of SPRs under the new AGL LTIP equal to the Base SPR Quantity For each of the next two years during Mr Anthony's appointment, Mr Anthony will be entitled to receive an annual grant of SPRs under the new AGL LTIP, equal to the Base SPR Quantity

If the Recommended Proposal is not implemented then Mr Anthony will be granted SPRs as set out above under the AGL LTIP.

Base SPR Quantity will be determined by dividing a stretch long-term incentive target of $2.86 million by the volume weighted average trading price (VWAP) AGL shares or of new AGL shares, as the case may be, over a period of ten trading days immediately before the date the grant is made.

Subject to the satisfaction of applicable performance conditions (outlined below) and scaled in accordance with them, the above SPRs will vest as follows: a number of the granted SPRs having a value of $2.145 million, determined in accordance with the VWAP used at the date of their issue, will vest in each of September 2007, 2008 and 2009 with the balance vesting in 2010.

The applicable performance condition will be based on Total Shareholder Return (TSR) with the level of vesting dependent upon the Company's TSR performance measured against a comparable group of ASX listed companies determined by the Board at the time of each grant of SPRs as follows:

TSR below 50%	0% vests
TSR of 50%	50% vests
TSR of greater than 50% and less than 75%	Progressive vesting on a straight line basis from >50% and <100%
TSR equal to or greater than 75%	100% vests

All unvested SPRs held by Mr Anthony will immediately vest if a change in control of the Company occurs.

The SPRs granted to Mr Anthony under the Company's LTIP which are referred to above will vest at no cost to Mr Anthony and, except as set out above, will be issued on the terms and conditions specified in the Company's LTIP.

Restraint

Under the terms of his appointment, Mr Anthony must not for a period of six months following termination of his appointment be engaged or concerned in any capacity whatsoever in any business which is similar to or competitive with the business of the Company or solicit or entice or attempt to solicit or entice any Director, employee or client of the Company to leave the Company or attempt to persuade any Director, employee or client of the Company with whom Mr Anthony had dealings within the year preceding the termination of his appointment to discontinue their relationship with the Company or reduce the amount of business they do with the Company

The relative proportions of the compensation mix between fixed and variable/at risk for Mr Anthony is as follows:

	PERCENTAGE OF TOTAL TARGET COMPENSATION		
	TFR	STI[1]	LTI[1]
Managing Director	22.7%	27.3%	50%

Note

1 Percentages are based on stretch outcomes

The terms upon which SPRs are granted to Mr Anthony in relation to subsequent years during Mr Anthony's appointment will be determined by negotiation between Mr Anthony and the AGL Board.

New LTIP

A new LTIP for new AGL is proposed to operate from the time of the creation of new AGL. If the Recommended Proposal is not implemented a new LTIP for AGL will be implemented on comparable terms to that for new AGL as described below. The new LTIP will involve the grant of rights to acquire company shares for no consideration (SPRs). The Board will have an absolute discretion to grant, issue or transfer other securities of new AGL to Plan participants.

The Board intends to introduce the new LTIP for senior leaders for the financial year 2006/2007, however as AGL will be in a transition year the LTIP will have a staged implementation.

The initial award of SPRs to new AGL employees will be made after the Recommended Proposal implementation date with vesting (subject to TSR outcomes) equally over two and three years from award date. Thereafter allocations will be made in September each year with a vesting period of three years.

SPRs awarded to senior leaders will be subject to performance conditions. The performance condition set for the initial awards is relative TSR with the level of vesting being dependent upon the performance of new AGL against a comparator group initially of the ASX100 companies as follows:

NEW AGL'S TSR RANKING RELATIVE TO COMPARATOR GROUP	PERCENTAGE OF SPRs THAT VEST
TSR below 50%	0%
TSR of 50%	50%
TSR between 51% and 74%	Progressive vesting on a straight line basis from >50% and <100%
TSR equal to or greater than 75%	100%

The comparator group will be determined by the AGL Board at the time of each grant of SPRs.

If a Plan participant ceases employment, as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances the new AGL Board in its absolute discretion may determine, then the SPRs held by that participant will vest subject to the satisfaction of performance conditions applicable to those SPRs.

Any SPRs that do not vest when performance conditions are applied to them will automatically lapse.

SPRs do not carry dividend or voting rights. However, SPRs will participate in bonus issues, rights issues and reconstructions and reorganisations of the capital of new AGL in the same manner as new AGL shares.

Under the terms of the Plan the Board has the discretion to vary the terms of the vesting period.

Equity

Previously AGL operated Share Loan Plans under which shares were granted and funded by a loan. These Plans have been replaced by the LTIP described above. However, some individuals still have loans relating to awards previously made and the details of these have been disclosed in previous Annual Reports. These Plans will be wound up at or before the Recommended Proposal implementation.

Share purchase participation

AGL offers or has offered its employees participation in the following Share Plans: the AGL Share Reward Plan, the AGL Long-Term Incentive Plan, the AGL Share Purchase Plan, the AGL Share Loan Plan and the AGL Management Share Plan. The last two Plans are now closed but employees still have shareholdings under these Plans.

The total number of employees participating in the five AGL Share Plans is 2,392 and the total number of shares held is 2,917,369

Compensation of Key Management Personnel for year ended 30 June 2006

		Short-Term Benefits				Post-Employment Benefits		Other Long-Term Benefits	Termination Benefits	Share-Based Payments			
SENIOR EXECUTIVES		CASH SALARY & FEES	SHORT-TERM INCENTIVES (a)	NON-MONETARY BENEFITS (b)	OTHER SHORT-TERM BENEFITS	SUPER-ANNUATION	RETIREMENT BENEFITS			RIGHTS (c)	OTHER SHARE PLANS	TOTAL	VALUE OF EQUITY (c) AS A % OF TOTAL
Paul Anthony		321,965	0	0	0	3,035	0	0	0	0	0	325,000	0.0%
Greg Martin	(d)	722,507	423,333	75,655	0	169,307	0	0	1,905,002	1,590,313 (f)	0	4,886,117	32.5%
Greg Hayes		1,229,787	496,000	42,419	0	40,650 (e)	0	0	0	630,916	0	2,439,772	25.9%
Michael Fraser		754,010	397,350	0	0	131,823	0	0	0	383,656	0	1,666,839	23.0%
Mark Harper		425,727	267,750	18,092	0	62,475	0	0	0	232,048	0	1,006,092	23.1%
Phil James		354,048	292,825	24,319	0	183,477 (e)	0	0	0	235,290	0	1,089,959	21.6%
Jane McAloon		640,224	245,700	33,654	0	38,220 (e)	0	0	0	198,283	0	1,156,081	17.2%
Total		4,448,268	2,122,958	194,139	0	628,987	0	0	1,905,002	3,270,506	0	12,596,860	

(a) Earned in respect of 2005/2006 financial year and paid in September 2006 **(b)** Includes the value of benefits such as cars, representational spouse travel and entertainment and Fringe Benefits Tax **(c)** The amortisation of share rights issued under the LTIP recognising that they vest generally over a three-year period **(d)** Ceased AGL employment in March 2006 **(e)** Includes salary sacrifice contributions **(f)** Includes the value of vested shares issued under the LTIP on termination

All executives and senior leaders are entitled to four weeks annual leave and long service leave based on statutory entitlements.

		Short-Term Benefits			Post-Employment Benefits		Share-Based Payments		
NON-EXECUTIVE DIRECTORS		CASH SALARY & FEES	SHORT-TERM INCENTIVES	NON-MONETARY BENEFITS	SUPER-ANNUATION	RETIREMENT BENEFITS	EQUITY	OTHER SHARE PLANS (a)	TOTAL (b)
Mark Johnson		12,334	0	0	12,139	0	0	234,277	258,750
Charles Allen AO		126,872	0	0	11,128	0	0	0	138,000
Sir Ron Brierley		5,145	0	0	12,139	0	0	97,716	115,000
David Craig	(c)	89,456	0	0	13,748	0	0	26,542	129,746
Tony Daniels OAM	(d)	50,883	0	0	4,046	0	0	10,488	65,417
Carolyn Hewson		62,932	0	0	12,139	0	0	62,929	138,000
Max Ould		5,713	0	0	12,139	0	0	108,648	126,500
Graham Reaney		74,425	0	0	12,139	0	0	74,436	161,000
Total		427,760	0	0	89,617	0	0	615,036	1,132,413

(a) Value of shares acquired under the AGL Share Purchase Plan from allocation of fees **(b)** No other benefits either short-term, long-term or termination were provided to non-executive Directors **(c)** This includes the amount accrued in 2004/2005 - see Note (a) in the 2005 table on page 51 **(d)** Ceased as an AGL Director in October 2006

Details of Performance Rights granted to Key Management Personnel as a part of compensation for year ended 30 June 2006

KMP	HELD AT 30 JUNE 2005	GRANTED DURING THE CURRENT YEAR	GRANT DATE	FAIR VALUE PER SHARE AT GRANT DATE (a)	LAPSED	VESTED	HELD AT 30 JUNE 2006
Paul Anthony	0	0			0	0	0
Greg Martin	102,055	87,483	1/9/2005	12.91	0	189,538 (b)	0
Greg Hayes	84,828	48,967	1/9/2005	12.91	0	14,965	118,825
Michael Fraser	58,266	30,584	1/9/2005	12.91	0	23,720	65,130
Mark Harper	34,294	18,934	1/9/2005	12.91	0	13,961	39,267
Phil James	35,509	18,860	1/9/2005	12.91	0	14,456	39,913
Jane Mcaloon	25,337	17,888	1/9/2005	12.91	0	10,252	32,973

(a) Fair value is measured based on the market price of the shares of the Parent Entity on the Australian Stock Exchange as at close of trading on the grant date and discounted using a risk free interest rate for the non receipt of dividends over the vesting period The rights generally vest annually in equal tranches over three years commencing from the first anniversary of the granting of the share rights **(b)** Includes rights that vested on termination

Compensation of Key Management Personnel for year ended 30 June 2005

		Short-Term Benefits				Post-Employment Benefits		Other Long-Term Benefits	Termination Benefits	Share-Based Payments			
SENIOR EXECUTIVES		CASH SALARY & FEES	SHORT-TERM INCENTIVES (a)	NON-MONETARY BENEFITS EQUITY (b)	OTHER SHORT-TERM BENEFITS	SUPER-ANNUATION	RETIREMENT BENEFITS			EQUITY (c)	OTHER SHARE PLANS	TOTAL	VALUE OF EQUITY (c) AS A % OF TOTAL
Greg Martin		949,256	615,000	82,671	0	196,031	0	0	0	583,988	0	2,426,946	24.1%
Greg Hayes		704,770	302,417	42,547	0	38,539	0	0	0	419,388	0	1,507,661	27.8%
Michael Fraser		602,447	226,452	4,317	0	114,219	0	0	0	326,210	0	1,273,645	25.6%
Les Fisk	(d)	81,420	0	0	0	52,796	0	0	443,000	396,245 (f)	0	934,893	42.4%
Phil James		305,120	159,087	23,475	0	125,381 (e)	0	0	0	198,804	0	811,867	24.5%
Mark Harper		354,073	157,945	19,432	0	52,796	0	0	0	191,999	0	776,245	24.7%
Jane McAloon		357,990	147,505	21,055	0	38,702	0	0	0	142,424	0	707,676	20.1%
Total		3,355,076	1,608,406	193,497	0	579,896	0	0	443,000	2,259,058	0	8,438,933	

(a) Earned in respect of 2004/2005 financial year and paid in September 2005 **(b)** Includes the value of benefits such as cars, representational spouse travel and entertainment and Fringe Benefits Tax **(c)** The amortisation of share rights issued under the LTIP recognising that they vest generally over a three-year period **(d)** Ceased AGL employment in September 2004 **(e)** Includes salary sacrifice contributions **(f)** Includes the value of vested shares issued under the LTIP on termination

		Short-Term Benefits			Post-Employment Benefits		Share-Based Payments		
NON-EXECUTIVE DIRECTORS		CASH SALARY & FEES	SHORT-TERM INCENTIVES	NON-MONETARY BENEFITS	SUPERANNUATION	RETIREMENT BENEFITS	EQUITY	OTHER SHARE PLANS (b)	TOTAL (c)
Mark Johnson		12,020	0	0	11,485	0	0	235,245	258,750
Charles Allen AO		126,515	0	0	11,485	0	0	0	138,000
Sir Ron Brierley		4,715	0	0	11,485	0	0	98,800	115,000
David Craig	(a)	0	0	0	0	0	0	0	0
Tony Daniels OAM		94,767	0	0	11,485	0	0	31,748	138,000
Carolyn Hewson		65,171	0	0	11,485	0	0	65,656	142,312
Max Ould		57,674	0	0	11,485	0	0	57,974	127,133
Graham Reaney		92,515	0	0	11,485	0	0	57,000	161,000
Total		453,377	0	0	80,395	0	0	546,423	1,080,195

(a) David Craig was appointed on 11 May 2005 and has accrued $16,113 in respect of his Director's fees which will be apportioned when paid in accordance with the Directors' remuneration terms **(b)** Value of shares acquired under the AGL Share Purchase Plan from allocation of fees **(c)** No other benefits either short-term, long-term or termination were provided to non-executive Directors

Details of Performance Rights granted to Key Management Personnel as a part of compensation for year ended 30 June 2005

KMP	HELD AT 30 JUNE 2004	GRANTED DURING THE CURRENT YEAR	GRANT DATE	FAIR VALUE PER SHARE AT GRANT DATE (a)	LAPSED	VESTED		HELD AT 30 JUNE 2005
Greg Martin	55,249	65,223	1/9/2004	12.10	0	18,417		102,055
Greg Hayes	60,194	29,699	1/9/2004	12.10	0	5,065		84,828
Michael Fraser	38,675	32,483	1/9/2004	12.10	0	12,892		58,266
Les Fisk	24,476	20,557	1/9/2004	12.10	0	45,033	(b)	0
Mark Harper	22,763	19,119	1/9/2004	12.10	0	7,588		34,294
Phil James	23,570	19,796	1/9/2004	12.10	0	7,857		35,509
Jane Mcaloon	16,253	14,502	1/9/2004	12.10	0	5,418		25,337

(a) See Note (a) in the Details of Performance Rights table on page 50 **(b)** Includes rights that vested on termination

This Directors' Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board on 23 August 2006.



Mark Johnson
Chairman

consolidated income statement.

For the year ended 30 June 2006	NOTE	2006 $m	2005 $m
Continuing operations			
Revenue	3	4,239.0	3,871.1
Other income		29.1	19.7
Expenses	3	(3,428.0)	(3,426.7)
Share of profits of associates and jointly controlled entities using the equity method		100.8	83.5
Profit before finance costs, depreciation and amortisation		940.9	547.6
Depreciation and amortisation		(205.6)	(159.7)
Profit before finance costs		735.3	387.9
Finance costs		(143.8)	(89.2)
Profit from continuing operations before income tax		591.5	298.7
Income tax expense		(134.5)	(54.4)
Profit from continuing operations after income tax		457.0	244.3
Profit from discontinued operations		-	680.2
Profit for the period		457.0	924.5
Profit attributable to minority interest		-	(20.1)
Profit attributable to Shareholders of the Parent Entity		457.0	904.4

Earnings per share		
Basic for profit for the year (cents)	100.2	198.1
Basic for profit from continuing operations (cents)	100.2	53.5
Diluted for profit for the year (cents)	100.0	197.8
Diluted for profit from continuing operations (cents)	100.0	53.4
Weighted average number of ordinary shares		
Basic (millions)	456.1	456.5
Diluted (millions)	456.9	457.2

consolidated balance sheet.

As at 30 June 2006

	NOTE	2006 $m	2005 $m
Current assets			
Cash and cash equivalents		109.0	394.2
Trade and other receivables		940.8	807.0
Inventories		31.4	14.0
Other financial assets		198.5	-
Other assets		14.7	56.3
Non-current assets classified as held for sale		-	15.2
Total current assets		1,294.4	1,286.7
Non-current assets			
Trade and other receivables		22.3	0.4
Investments accounted for using the equity method		1,009.4	971.9
Exploration and evaluation assets		51.5	-
Oil and gas assets		498.5	-
Property, plant and equipment		4,602.4	3,782.4
Intangible assets		2,402.4	1,556.1
Deferred tax assets		303.6	127.0
Other financial assets		256.3	123.4
Other assets		47.0	33.0
Total non-current assets		9,193.4	6,594.2
Total assets		10,487.8	7,880.9
Current liabilities			
Trade and other payables		511.7	433.4
Borrowings		2,009.0	236.4
Provisions		59.5	60.3
Current tax liabilities		28.8	86.0
Other financial liabilities		224.0	-
Other liabilities		3.6	8.9
Total current liabilities		2,836.6	825.0
Non-current liabilities			
Borrowings		1,421.1	1,406.8
Provisions		52.5	46.0
Other financial liabilities		260.7	-
Deferred tax liabilities		1,127.0	945.8
Other liabilities		25.6	5.3
Total non-current liabilities		2,886.9	2,403.9
Total liabilities		5,723.5	3,228.9
Net assets		4,764.3	4,652.0
Equity			
Issued capital		1,997.3	2,010.1
Reserves		(36.1)	(8.6)
Retained earnings		2,803.1	2,650.5
Total equity		4,764.3	4,652.0

consolidated cash flow statement.

For the year ended 30 June 2006	2006 $m	2005 $m
Cash flows from operating activities		
Receipts from customers	5,012 0	4,842.3
Payments to suppliers and employees	(4,345.4)	(4,139.6)
Dividends received	83.6	92.8
Finance income received	19.9	25.0
Finance costs paid	(164 6)	(116.1)
Income tax paid	(169.5)	(147.0)
Net cash provided by operating activities	436.0	557.4
Cash flows from investing activities		
Payments for property, plant and equipment	(270.0)	(197.5)
Payments for exploration and evaluation assets	(49.4)	-
Payments for oil and gas assets	(557.1)	-
Payments for investments	(1.6)	(22.0)
Payments for intangibles	(0.7)	(0.2)
Payments for acquisition of businesses/subsidiaries	(1,455.2)	(19.0)
Loans advanced	(12.3)	(18.2)
Proceeds from sale of property, plant and equipment	46.7	47.4
Proceeds from disposal of investments	-	1.1
Proceeds from sale of subsidiaries	-	777.8
Proceeds from loan repayments	11.0	20.1
Net cash (used in)/provided by investing activities	(2,288.6)	589.5
Cash flows from financing activities		
Capital return	-	(228.7)
On market share purchases	(20.7)	-
Proceeds from borrowings and hedge receipts on borrowings	2,496.8	445 4
Repayment of borrowings and hedge payments on borrowings	(610.9)	(539.2)
Dividends paid	(287 6)	(448.6)
Net cash provided/(used in) by financing activities	1,577 6	(771.1)
Net (decrease)/increase in cash held	(275.0)	375.8
Cash at the beginning of the financial year	377 0	1.4
Effects of exchange rate changes on the balance of cash held in foreign currencies	0.1	(0.2)
Cash at the end of the financial year	102.1	377 0

Consolidated statement of recognised income and expense.

For the year ended 30 June 2006	2006 $m	2005 $m
Cash flow hedges.		
Gain/(loss) taken to equity	(16 5)	-
Transferred to profit or loss for the period	112.5	-
Net gain/(loss) on hedge of net investments in foreign operations	1 6	-
Foreign exchange translation differences	17 3	19.5
Actuarial gain/(loss) on defined benefit superannuation plans	15.2	(3.7)
Share of increments in reserves and retained earnings attributable to associates and joint venture entities	(0.9)	(5.4)
Income tax on items taken directly to or transferred from equity	(23.4)	1.1
Net income/(expenses) recognised directly in equity	105 8	11.5
Profit for the period	457.0	924.5
Total recognised income and expense for the period	562.8	936.0
Attributable to:		
Shareholders of the Parent Entity	562.8	915.9
Minority interest	-	20 1
	562.8	936.0

Reconciliation of Consolidated Statement of Recognised Income and Expense to equity movements	RESERVES $m	RETAINED EARNINGS $m
Opening balance at 30 June 2005	(8.6)	2,650.5
Current period adjustments	92.4	13.4
A-IFRS transitional adjustments current period*	(123.3)	(30.4)
Movement in reserves and retained earnings not reflected in Statement of Recognised Income and Expense above.		
Share-based payment transactions	3.4	-
Profit for the period	-	457.0
Dividend paid	-	(287.4)
Closing balance at 30 June 2006	(36.1)	2,803.1
* A-IFRS transitional adjustments current period		
Fair value at date of transition of qualifying hedges	(176.2)	-
Income tax benefit thereon	52.9	-
Share of increments in earnings attributable to associates	-	19.3
Fair value at date of transition of derivatives that do not qualify as hedges	-	(71.0)
Income tax benefit thereon	-	21.3
	(123.3)	(30.4)

Results

Profit after income tax attributable to Shareholders from continuing operations has increased by $212.7 million to $457.0 million over the previous corresponding year, resulting in a 87.3% increase in basic earnings per share from continuing operations to 100.2 cents.

The result for the year included the following one-off significant items after tax:

Equity accounted profit relating to APA entering tax consolidations	$5.5 million
Tax consolidation benefit arising from Gas Networks increasing tax cost base	$46.3 million
Demerger/Merger costs	($31.9) million
Sale of Breakfast Point property	$23.3 million
Write down of PNG Pipeline FEED costs	($18.3) million
Total significant items after income tax	$24.9 million

	EXCLUDING SIGNIFICANT ITEMS		INCLUDING SIGNIFICANT ITEMS	
	30 June 2006 $m	30 June 2005 $m	30 June 2006 $m	30 June 2005 $m
Profit before finance costs, depreciation and amortisation and income tax (EBITDA)	982.8	781.1	940.9	547.6
Depreciation and amortisation	(205.6)	(159.7)	(205.6)	(159.7)
Profit before finance costs and income tax (EBIT)	777.2	621.4	735.3	387.9
Finance costs	(143.8)	(89.2)	(143.8)	(89.2)
Profit before income tax (PBT)	633.4	532.2	591.5	298.7
Income tax	(201.3)	(161.9)	(134.5)	(54.4)
Profit after income tax (PAT)	432.1	370.3	457.0	244.3
Profit from discontinued operations	-	56.0	-	680.2
Profit for the period	432.1	426.3	457.0	924.5
Minority interest	-	(20.1)	-	(20.1)
Profit after income tax attributable to Shareholders of the Parent Entity	432.1	406.2	457.0	904.4

Discussion and Analysis of Financial Statements

Profit Attributable to Shareholders

Profit after income tax from continuing operations and excluding significant items was $432 1 million reflecting basic earnings of 94.7 cents per share, a 13.6 cent per share increase over the prior comparative period. Reported profit from continuing operations was $457 0 million representing an increase of 87 1% over the prior comparative period, resulting in an increase of 87.3% in basic earnings per share to 100 2 cents per share.

Cash Flow

During the year, operating cash flow decreased by 21.8% to $436.0 million Operating cash flow after stay-in-business capital expenditure decreased by 30.6% to $318.2 million and cash flow available for expansion of the business, after stay-in-business capital expenditure and payment of dividends decreased by 79 2% to an outflow of $30.6 million.

Final Dividend

The Directors have declared a 2006 final dividend of 36.5 cents per share, franked to 36.5 cents (100%). The 2006 full-year dividend total of 67.5 cents per share (franked to 67 5 cents (100%) per share) represents an increase of 7.1% over the 2005 full-year dividend total of 63 0 cents (franked to 60.0 cents (95 2%))

The Record date to determine Shareholders' entitlements to the 2006 final dividend is 8 September 2006 with payment on 22 September 2006. Shares will commence trading ex-dividend to the 2006 final dividend on 4 September 2006

Review of Operations

Profit from continuing operations (including significant items) before finance costs and income tax was $735.3 million (2005 $387.9 million) arising from the following activities

Energy Networks

AGL's ownership in gas and electricity distribution networks comprises two businesses: AGL Gas Networks (servicing Sydney, Newcastle, Wollongong and more than 20 New South Wales country centres) and AGL Electricity Networks (servicing 950 square km of north-west greater Melbourne) Both Networks provide non-discriminatory regulated distribution services to licensed energy retailers, including AGL's retail business

Gas Networks EBIT $119.2 million (2005 $132.4 million) down 10.0%

EBIT for the year was $13.2 million lower than 2005 principally reflecting the full-year effect of reduced network tariffs following the implementation of the IPART approved 2006 to 2010 Access Arrangement in July 2005. Revenue from transportation tariffs comprised 96% of Gas Networks total revenue in both 2005 and 2006, and the impact of the regulatory decision, which effectively reduced 2006 transportation tariff revenues by 3.4%, was a dominant feature of the 2006 result.

The make up of transportation revenues continued to be dominated by services provided to residential and small business sites. While the continuing trend of reduced gas demand in large NSW industry had an unfavourable revenue impact relative to 2005, this impact was offset through increased residential and small business demand largely due to cooler temperatures during April to June.

Gas transported on the New South Wales network was 95.3 PJ, a decrease of 0.5 PJ compared to the corresponding period last year. This decrease is principally attributable to the large industrial market (1 PJ reduction). Consumption trends in the tariff market also continue to be depressed due largely to reduced water usage as a result of ongoing drought conditions

New site growth saw a net increase of 23,442 customer sites and 180 km of gas mains added to the network. The NSW gas distribution network now comprises 23,721 km of gas mains and transports natural gas to 975,033 customer sites

Significant capital projects for Gas Networks included an upgrade of eight major supply facilities and three sections of the low pressure network to ensure continuing safe and reliable supply The project to provide supply security to the Sydney high pressure network by constructing a new gas main between Liverpool and Marrickville in Sydney's inner west is well advanced. Engineering design and route selection for the project are complete, the pipe has been procured and construction work has begun

Electricity Networks EBIT $89.0 million (2005 $152.3 million loss) up 158.4%

At the underlying level, Electricity Networks was up 12.9% on the previous year. This was largely due to a $9.9 million improvement in total revenue relative to 2004/2005 The reduction in depreciation and amortisation was principally associated with the write down in network asset value in 2004/2005.

The total revenue was substantially driven by network sales revenue which was favourable as a result of higher TUOS (transmission use of system) tariffs during calendar 2006 and higher DUOS (distribution use of system) revenues from increased weather related volumes in the residential and small business customer group The ESC's final decision on the 2006 to 2010 distribution network price review was implemented from 1 January 2006. The pricing impact on DUOS revenue as a result of this decision was approximately $0.2 million adverse for the six-month period.

Electricity distributed by the AGL electricity network was 4,209 GWh, an increase of 0.8% on last year. This result occurred through increased residential and small business consumption and is largely attributable to the warmer December and January and cooler May and June relative to the prior corresponding period.

Growth in customer sites was also strong with a net increase of 7,570 sites connected to the network during the year Network length was extended by 133 km, bringing the total line length to 10,418 km.

Significant capital projects for Electricity Networks in 2005/2006 included the completion of a two-year project to construct a new sub-transmission line from Keilor to Sunbury to reinforce supply to Sunbury and surrounding areas, and the installation of a new transformer in North Heidelberg.

Agility EBIT $70.3 million (2005 $63.0 million) up 11.6%

Agility is the energy and utility infrastructure management and services company within AGL providing infrastructure development, construction, management and related services to both AGL related and third party clients throughout Australia. Agility currently manages and services AGL's NSW gas network and Victorian electricity network, APA's gas transmission assets and ActewAGL's gas networks.

Agility continued to deliver double digit growth for the year ended 30 June 2006, contributing $70.3 million to profit before finance costs and tax, an increase of $7.3 million, or 11.6%, compared to the previous year.

Higher revenues for the year drove the strong performance in EBIT, a result from both recent organic and acquisition growth plus the ongoing cost efficiencies achieved during the year. Agility revenue has increased to $516.9 million from $428.6 million in 2004/2005, representing a 20.6% increase Revenue from third parties accounted for 20.5% of total revenue, an increase of 5.4% from 15.1% in 2004/2005.

The underground electricity businesses acquired in Queensland and Western Australia have contributed strongly to the overall Agility results with an additional $32 million in revenue, helping firmly establish Agility's presence in the electricity markets in these states.

During the year, Agility won in excess of $175 million in new contracts, an increase of $68 million over the previous year.

Key third party contracts completed and/or in progress during the year include:

- The provision of electricity overhead and underground cabling services to Energex and Ergon in Queensland and Western Power in Western Australia;
- Sydney Water Wet Weather Overflow Reduction Program;
- Construction and maintenance of the Powerco gas distribution network in Tasmania;
- Ten year operating and maintenance contract on the Central Ranges pipeline in New South Wales;
- Electricity contracts with TransGrid in New South Wales;
- Construction of a gas pipeline lateral for Hamersley Iron in Western Australia; and
- Gas network contracts with Alinta in Victoria.

In addition to the Wet Weather Overflow Reduction Program with Sydney Water, Agility, together with its partner, Veolia Water Australia, is on the shortlist for the Camellia Recycled Water Project in western Sydney. Agility is also working towards building water industry capability in other states to emulate its success in New South Wales

Existing relationships

Agility has maintained its focus on providing a full range of services to its related customer base, those in which AGL has an interest, including AGL Energy Networks, ActewAGL and Australian Pipeline Trust (APA).

A number of significant projects were undertaken for these clients during the year including:

- Ultrasonic pigging projects on the Moomba to Sydney Pipeline (MSP) for APA;
- Stress corrosion cracking repair projects on the MSP for APA;
- Projects to rehabilitate gas mains in Bathurst and Cootamundra for AGL Gas Networks;
- Initiation of the Sydney Primary Loop Project for AGL Gas Networks; and
- Completion of upgrading works on the Sunbury Zone Substation for AGL Electricity Networks.

Agility has also extended its service offerings to ActewAGL and is now actively involved in assisting ActewAGL with its electricity pole replacement program.

Acquisition growth

As part of its strategy to service a national market, Agility made two further acquisitions during 2005/2006.

Following its acquisition of Queensland based Oakland Construction in 2004/2005, Agility acquired another specialist high-voltage underground Queensland construction business in October 2005 The newly acquired business, Yambah Civil, brought with it further capability to service the highly active Queensland electricity market along with the additional experience of 30 new colleagues. In January 2006, Agility acquired Cable Layers, another electricity asset construction business, but this time in Western Australia The Western Australian electricity market has been experiencing similar pressures to the Queensland market and the Cable Layers acquisition has firmly established Agility's presence in electricity on the western side of the nation while adding the skills and experience of 100 new employees

Retail Energy EBIT $262.8 million (2005 $221.2 million) up 18.8%

AGL's retail activities involve the marketing and sales of natural gas, electricity and energy-related products and services to Australia's largest retail energy customer base, comprising approximately 2.8 million customer accounts. AGL's residential and small business customers ar located in New South Wales, Victoria and South Australia, while industrial and commercial customers are located also in Queensland.

AGL's retail activities contributed $262.8 million to profit before finance costs and income tax compared with $221.2 million for the previous corresponding period while profit before finance costs and income tax was 7.7% of sales revenue for the year to 30 June 2006, up from 6.6% from the previous corresponding period The underlying net gains primarily driving this outcome were more favourable energy purchase costs resulting from the enhanced AGL merchant portfolio, favourable weather, acceptable regulatory outcomes and the positive impact on earnings from merchant derivative instruments following the transition to A-IFRS

There was an overall decrease of 49,617 mass-market customer accounts compared to the previous corresponding period, with the number of dual fuel customer accounts, where AGL supplies both gas and electricity, increasing by 59,956 to 1,096,636 accounts A core part of AGL's retail strategy is to improve its dual fuel market penetration.

Competition remains most active in the Victorian market, where AGL experienced a decrease of 54,132 mass-market accounts year on year. Electricity account growth in New South Wales exceeded losses in South Australia and AGL's customer losses in the New South Wales gas market were low compared to industry benchmarks.

Natural Gas

Total natural gas sales of 138.9 PJ were 7.7 PJ higher than the previous corresponding period.

Sales to mass-market customers were largely in line with the previous year, increasing 0.2 PJ to 62.4 PJ. Gas volume growth in South Australia and Victoria has more than offset volume losses in New South Wales.

Sales to contract market customers in the Industrial and Commercial segment increased by 7.5 PJ to 76.5 PJ. Sales growth was achieved in all tates with New South Wales contributing 5.2 PJ of the growth year on year, the key driver being the transfer of Incitec business to Retail Energy during the year to 30 June 2006 from Merchant Energy.

Electricity

Total electricity sales volume of 22,147 GWh was 132 GWh lower than last year, primarily due to the loss of a large contract market customer in the year.

Sales to mass-market customers increased by 83 GWh to 9,849 GWh with growth through winning customers in New South Wales more than compensating for customer losses in Victoria and South Australia.

Sales to contract market customers in the Industrial and Commercial segment decreased by 215 GWh to 12,298 GWh. The New South Wales contract market sales volumes decreased by 444 GWh to 3,809 GWh, due to the loss of Xstrata business. In the Victorian contract market, volume increased by 115 GWh to 4,808 GWh. In South Australia contract market volumes increased by 55 GWh to 2,992 GWh and in the Queensland contract market sales increased 60 GWh to 689 GWh.

Industrial and Commercial customer growth

.GL achieved real volume and margin growth in its larger industrial and commercial customer segments in the year. This resulted from targeted campaigns and increased channel marketing activity. AGL is well positioned for further growth in this segment in 2007. Innovative commercial solutions and a customer-focused approach to account management are proving to be significant differentiators for larger customers in this highly-competitive market.

Improving customer service

AGL continually strives to meet the challenges of rising customer service expectations. This year, AGL introduced improvements to its integrated telephone call distribution and handling processes and further developed its capacity to handle more difficult service issues. Enhancements to the telephony platform improved AGL's ability to resolve service issues in one call. AGL continues to benchmark its service delivery standards against competitors and leading service providers across a range of non-energy service industries on a quarterly basis. Despite unprecedented levels of competitive activity, AGL maintained service delivery against all its key external benchmarks.

Improving profitability

In response to the increasing demands of customers, and to ensure continued growth, AGL is embarking on a major business transformation program. This program is a focused approach to delivering significant cost reductions and performance improvement across AGL's retail activities. It covers management of people, process, technology and data, and includes the progressive replacement of AGL's mass-market billing systems.

The program will help deliver AGL's key retail operational objectives, which are to:

- Achieve operational excellence through simpler, standardised processes;
- Develop more stringent approaches to measuring performance;
- Reduce the overall cost-to-serve customer;
- Maximise customer retention and profitable growth through improved customer management and service delivery;
- Lower business and IT costs through the replacement of AGL's mass-market billing systems; and
- Establish capability to capture future growth opportunities.

The business transformation program will also deliver a robust IT platform that will add value and competitive advantage over the medium term. It will also lower AGL's costs to acquire and serve customers.

Positioning for growth in Queensland

Queensland's residential energy market is expected to open to competition on 1 July 2007. This provides a vital opportunity for growth and AGL is currently developing market entry plans, which may be through the acquisition of an incumbent business as well as through customer sales and marketing efforts.

Retail regulation

During the year, regulated energy prices were varied in accordance with multi-year price agreements in South Australia (electricity), New South Wales (gas) and Victoria (gas and electricity). AGL continues to support national consistency in regulation of Australia's retail energy markets. During the year, the Ministerial Council on Energy progressed with the process to establish a national regulatory framework by 1 January 2008. This positive step will provide retailers with the opportunity to deliver more effective and consistent service to all customers regardless of location.

Merchant Energy EBIT $147.2 million (2005 $52.6 million) up 179.8%

AGL's merchant energy activities involve power generation, electricity trading and hedging, upstream gas and oil investments, gas trading, managing a portfolio of gas supply and transmission contracts as well as providing services to major and commercial customers.

For the year to 30 June 2006, Merchant Energy's contribution to profit before finance costs and income tax increased 179.8% from $52.6 million to $147.2 million. This result was achieved by the successful integration of the new businesses, PNG Upstream Gas Project, Southern Hydro (renamed AGL Hydro post acquisition) and Sydney Gas together with a strong improvement from the existing business activities.

The existing businesses (excluding the impact of current year acquisitions) increased their total contribution to $81.9 million, a 55 7% increase over the prior year result of $52 6 million. The current year acquisitions, the investment in PNG Upstream Gas Project, AGL Hydro and a 50% share of the Sydney Gas assets contributed $65.3 million to the full-year result.

Power generation and trading

AGL's power generation portfolio includes the gas-fired peaking generators, Somerton in Victoria and Hallett in South Australia, AGL's 32.5% investment in Loy Yang Power together with the November 2005 acquisition of Southern (AGL) Hydro.

AGL now has a diverse power generation portfolio including base, peaking and intermediate generation plants, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, wind, landfill gas and biogas).

For the year to 30 June 2006, Power Generation increased profit contribution before finance costs and income tax to $73.8 million, up $41.2 million (126.4%) on last year ($32.6 million). The result was delivered across all aspects of the business with the gas-fired peaking generators improving underlying performance by $7.5 million to $29.3 million and a contribution of $22.8 million from AGL's Loy Yang investment, up $12.0 million on the previous year. Further uplift came from the $21.7 million contribution from AGL Hydro since its acquisition in November 2005 The substantial growth in AGL's power generation portfolio, which underpins AGL's strategy of growing its interests in upstream assets, delivered additional revenue as well as efficiency gains in relation to operating costs delivered through the increased scale and integration of the generation portfolio.

Included within the $21 7 million contribution from AGL Hydro is a loss of $0 6 million arising from the application of new Australian International Financial Reporting Standards (A-IFRS) requirements to that business' portfolio of electricity hedge contracts. The application of A-IFRS to the balance of the Merchant Energy portfolio of electricity hedge contracts resulted in a gain of $9.1 million. The applicability of A-IFRS in respect of Financial Instruments commenced on 1 July 2005, resulting in no comparative being relevant for the prior year

Power generation – wholly-owned gas-fired

AGL's two gas-fired power stations, Somerton in Victoria and Hallett in South Australia, continue to play an important role in mitigating AGL's potential risk to the volatility of electricity spot prices during periods of peak electricity demand. Somerton has 150 MW of installed capacity while Hallett has 180 MW. Hallett has distillate as an additional fuel supply, which enhances security of supply. These plants tend to operate during the summer and winter seasons, but are available to supply the market throughout the year.

Substantial improvements to start reliability together with operating and maintenance cost efficiencies contributed to the $7.5 million (34.4%) improvement to underlying performance.

Power generation – wholly-owned hydro

The acquisition of AGL Hydro in late 2005 for $1,451.4 million (including transaction costs) significantly strengthens AGL's upstream generation capacity. The successful integration of this business into the generation portfolio of assets enabled a $21.7 million contribution to profit before finance costs and income tax In addition, portfolio benefits arising from this investment have accrued to AGL's retail energy segment in the form of lower electricity purchasing costs

The AGL Hydro plant consists of a range of hydro stations and the Wattle Point Wind Farm. Plant with significant discretionary capabilities, and the capacity to respond to high wholesale market prices, are contracted internally to offset the demand of AGL's retail customers, thus limiting AGL's exposure to volatile electricity pool price outcomes. The less discretionary plant that is subject to run-of-river constraints, are largely contracted externally.

The discretionary hydro generation facilities are highly complementary with AGL's existing gas-fired peaking generation facilities at Hallett and Somerton. Whilst the water resource available for the hydro generators may at times be limited, this capacity is supplemented by gas-fired plant which has no fuel constraints. Hydro generation adds significant value to the generation portfolio as it is able to start almost instantaneously. Given that AGL operates in a market where there is a price set for each five-minute period this fast-start capability is highly desirable.

Power generation – investments

The EBIT contribution for the year from the 32.5% investment in Loy Yang Power increased by $12 0 million (111%) to $22.8 million from $10.8 million previously. The result comprised a share of the equity accounted profit of $11 4 million and loan note interest revenue of $11.4 million. Improvements to GEAC's underlying performance, primarily a result of higher revenues as a consequence of higher spot prices in the Victorian pool, increased AGL's share of the equity accounted profit from $0 2 million in 2005 to $11.4 million

Wholesale Gas

The new business division of Merchant Energy created out of the previous Energy, Sales and Marketing (ES&M) and Power Assets divisions, incorporates ES&M's Wholesale Gas business under the new management structure. Wholesale Gas is responsible for sourcing gas for AGL's retail business as well as sales to AGL's major external wholesale customers. Such external customers include third party generators and other gas retailers.

Wholesale Gas sales increased by 5.5 PJ to 47.2 PJ primarily due to the full-year contribution from the acquisition of Terra Gas Trader in January 2005.

Gas Development

The Gas Development group was established as part of the Merchant Energy division in March 2005 with the objective of positioning AGL into the upstream gas production industry. Investing in this sector is aimed at providing AGL with direct access to competitive sources of gas and to providing AGL with wider investment opportunities in the upstream sector to help underpin long-term growth.

AGL took significant steps along the path to meeting its objectives with three key investments made during the past year:

- A 10% interest in the PNG Upstream Gas Project for an initial payment of US$395.6 million;
- A 50% interest in Sydney Gas Limited's (SGL) production leases and exploration licences; and
- The aquisition of a 50% interest in Australia's largest single producing CSM project – the Moranbah Gas Project.

The Gas Development group made a profit contribution before finance costs and tax of $43.5 million in 2006 comprising $43.3 million from the PNG Upstream Gas Project and $0.2 million from the coal seam methane (CSM) projects.

Gas Development – PNG Upstream Investment

On 17 February 2006 AGL completed the acquisition of a 10% interest in the PNG Upstream Gas Project from Oil Search for an initial payment of US$395.6 million (approximately $528 million). The acquisition included an 11.9% interest in the PDL2 joint venture, which has been producing oil since 1991, and a 66.7% interest in the PDL4 joint venture, which has been producing oil since 1996. The balance of the purchase price is contingent upon PNG Upstream Gas Project sanction and financial close. Following an independent audit of oil reserves completed in April 2006, the acquisition price was reduced by US$17 million (approximately $22 million). AGL has substantially hedged its expected production profile over the first four years with a mixture of swaps and options.

AGL's share of oil production since acquisition was 1.25 million barrels, while oil liftings totalled 1.06 million barrels with a realised sales price of US$69.37 per barrel after taking into account the impact of settled hedges. Gross oil sales after settled hedges totalled $98.7 million comprising gross revenue of $99.0 million and a $0.3 million loss on settled oil swaps. Other revenues primarily comprise oil pipeline tariffs of $2.4 million. Depreciation and amortisation totalled $38.2 million with an EBITDA margin of approximately 85%. The EBIT contribution in 2006 was $43.3 million, comprising underlying EBIT of $51.5 million and a loss of $8.2 million arising from the application of A-IFRS to the business' portfolio of oil hedge contracts.

The effective tax rate was 66.8% comprising a PNG tax rate of 50% and non-deductible depreciation and amortisation arising from AGL inheriting Oil Search's tax value, which was significantly lower than the purchase price.

Gas Development – CSM Joint Ventures

During the year AGL acquired 50% of the CSM interests of Sydney Gas Limited (SGL) and entered into an agreement to acquire 50% of the Moranbah Gas Project from BHP Billiton.

Sydney Basin Joint Ventures

Three joint ventures were formed on acquisition of 50% interests in SGL's production leases and exploration licences, including the producing Camden Gas Project, for a total initial payment of $42.25 million. Contingent payments of up to $51 million will be made if additional reserves are proven at Camden by December 2008, based upon an agreed reserve formula with reserves verified by an independent external expert. The joint ventures allow AGL to participate in the exploration, development and production of CSM across the Sydney Basin. Effective from 1 February 2006 AGL assumed the role of operator of the Camden Gas Project. Exploration activities in the Camden and Hunter regions, operated by SGL, continued during the year aimed at defining and assessing the potential of additional CSM resources.

AGL's equity share of gas sales was 1.3 PJ since acquisition. Sales revenue totalled $4.2 million and EBIT contribution in 2006 from the Sydney Basin joint ventures was $0.2 million, after depreciation and amortisation of $2.2 million. The current monthly production on an annualised basis is over 4.4 PJ, with AGL's share being 2.2 PJ.

The Camden Gas Project has two compressors installed at the Ray Beddoe Treatment Plant (2.5 TJ/d capacity) and Rosalind Park Gas Plant (12.0 TJ/d capacity). Compressor availability during the period of ownership was in excess of 95% and further compression capacity is to be installed at the Rosalind Park Gas Plant. Of the two compressors on order, one of these is expected to be commissioned by December 2006 with the second to be installed during the second half of the 2006/2007 financial year.

Moranbah Gas Project Joint Ventures

AGL announced a binding sale and purchase agreement on 21 June 2006 to acquire BHP Billiton's 50% interest in the Moranbah Gas Project for US$68.7 million (approximately $93 million). The assets acquired, which are operated by CH4 Gas Limited, also include a 99% interest in the ATP 364P exploration joint venture and all BHP Billiton's rights including a 5% override royalty under a 50-year agreement with CH4.

The transaction was finalised on 22 August 2006 following satisfaction of the conditions precedent, which include third party and government consents. Accordingly there was no EBIT contribution from these assets in the current year.

Energy Investments & LPG – contribution $89.9 million (2005 $94.0 million) down 4.4%

ActewAGL (50% AGL ownership)

ActewAGL's profit contribution was $49.3 million, marginally above its 2005 contribution of $49.2 million. Colder weather in the final quarter of the financial year resulted in higher gas and electricity volumes, which were offset by a higher electricity cost of sales and the full-year impact of revised gas network tariff charges following the regulatory reset in January 2005.

ActewAGL is a joint venture between AGL and ACTEW Corporation, an ACT Government-owned enterprise. Established in 2000, it is the first utility joint venture in Australia between a private company and a publicly-owned enterprise. It owns and operates the electricity and gas networks in the Australian Capital Territory and the gas networks in Queanbeyan, Nowra and the Palerang Council area (the former Yarralumla Shire) in New South Wales, as well as operating the Australian Capital Territory's water and sewerage assets. ActewAGL also manages the operations of the TransACT telecommunications services business. The joint venture has approximately 153,000 electricity and 107,000 natural gas customers. Despite increasing competitive pressures, retail customer numbers are in line with the prior year.

In April 2006, the Independent Competition and Regulatory Commission (ICRC) released its Final Decision on the retail electricity tariff in the Australian Capital Territory for franchise customers, those with consumption less than 100 MWh per annum. The ICRC concluded that the electricity market in the Australian Capital Territory is sufficiently competitive and recommended that the Transitional Franchise Tariff be discontinued from 1 July 2007.

Australian Pipeline Trust (APA) (30% AGL ownership)

APA contribution was $27.3 million up 42% on its 2005 contribution of $19.2 million. AGL's estimate of underlying earnings improved by 13% to $21.8 million (AGL's 30% share) reflecting a full-year contribution from prior-year asset acquisitions in Western Australia and Queensland, and increased contracted volumes with CS Energy on the Roma to Brisbane Pipeline (from February 2005). The result also includes a share of APA's significant items (AGL share $5.5 million).

APA owns, or has an interest in, more than 7,700 km of gas transmission pipelines across most Australian states and territories. APA also owns the Mondarra natural gas storage facility in Western Australia and a CSM processing facility at Kogan, west of Brisbane.

In March 2006, APA further diversified its portfolio by acquiring its first non-gas transmission asset – the Murraylink electricity transmission assets, which connect the Victorian and South Australian National Electricity Market regions.

In June 2006, APA announced that it had reached agreement with Babcock & Brown Infrastructure (BBI) to work in association with APA, to launch a scrip takeover offer for GasNet Australia. GasNet owns a 1,930 km regulated high pressure gas transmission pipeline network in Victoria, among other assets. The effect of the agreement would see that upon successful completion of the offer, APA would acquire 50% of the GasNet business in an equal joint venture with BBI.

On 15 August 2006, Colonial First State Global Asset Management announced its intention to make a recommended offer to acquire all of the stapled securities in GasNet Australia for $2.88 cash per stapled security. On the same day, the Board of GasNet Australia unanimously recommended that security holders accept the offer, in the absence of a superior proposal.

The annual result includes a full-year contribution following the acquisition of the Parmelia and Goldfields pipeline assets in Western Australia (acquired in August 2004), and the 30% minority interest in the Ballera to Mt Isa pipeline (acquired in February 2005). In addition, the results include a share of APA's significant items arising from prior-year tax benefit following entry into tax consolidation (AGL share $4.8 million) and the write-back of a provision following settlement of a tariff dispute (AGL share $0.7 million).

GasValpo (100% AGL ownership)

GasValpo's contribution was $14.6 million up 180.8% on its 2005 contribution of $5.2 million. The result reflects the first full-year contribution from gas sales to the government-owned oil company Empresa Nacional de Petróleo (Enap) and increased sales to residential and commercial customers.

GasValpo is the largest regional gas distributor in Chile outside the Santiago metropolitan area. Situated in the coastal cities of Valparaíso and Viña del Mar, west of Santiago, GasValpo distributes and markets gas to approximately 41,000 residential and commercial customers, and 40 industrial customers.

GasValpo has continued to develop initiatives to minimise the overall impact of continuing gas restrictions from Argentina on industrial customers, including energy swaps and sourcing alternate gas suppliers.

In June 2006, GasValpo commissioned a biogas extraction facility utilising landfill gas from the privately operated El Molle landfill site, which services the cities of Valparaiso and Viña del Mar, and surrounding areas. Subject to the extraction of acceptable levels of landfill gas, additional investment will be considered to utilise the methane content of the gas as a renewable energy source.

The Chilean Government has continued to progress the development of Chile's first LNG supply terminal, which is proposed to be located in GasValpo's concession area, and deliver first gas in the fourth quarter of 2008. GasValpo has entered into a Memorandum of Understanding to participate in this project via the Government appointed project developer Enap.

LPG

Elgas (50% AGL ownership) and H C Extractions (HCE) (100% AGL ownership)

Elgas and HCE combined contribution was $23.9 million up 17.1% on the combined contribution of $20.4 million reflecting a year characterised by record high US dollar denominated international LPG prices.

Elgas is the largest distributor and marketer of LPG in Australia. It also owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney.

Energy sales volumes were in line with the prior year, although the leisure market continues to grow. The continued high cost of LPG has made it difficult to grow new business sales volumes and placed pressure on margins. The Sydney LPG Cavern again proved itself as the supply hub or eastern Australia, with increased volumes resulting from its superior security and reliability compared to other supply sources. Lower Unigas volumes resulted from increased competition for retail market share in the automotive LPG sector, where overall volumes are improving as increasing numbers of new autogas vehicles enter the market.

HCE produces LPG and naphtha by processing refinery off-gases supplied by the adjacent Caltex oil refinery at Kurnell, Sydney, with all production sold back to Caltex.

Despite HCE production of 35,400 tonnes of LPG being 1,600 tonnes lower than last year due to lower levels of feed gas supplied from the refinery, high LPG prices resulted in an improved contribution.

PNG Pipeline FEED

Following a lack of sufficient committed foundation load and escalating construction costs, a decision was taken by AGL to write off its 50% share of the Front End Engineering and Design (FEED) costs incurred to 30 June 2006 of $25 1 million pre tax. The pipeline route and associated cost build up were unable to be sufficiently determined without a final committed load. APC continues to work with upstream producers to valuate alternative structures to bring PNG gas to eastern states markets.

Unallocated items – expense $65.2 million (2005 expense $27.8 million) up 134.5%

Unallocated expense items of $65.2 million were $37.4 million higher than in the previous corresponding period. The primary reason for the increase being the prior-year result included $5.0 million of restructuring costs while the current year includes $45.6 million (pre-tax) of Demerger/ Merger Costs. Both items have been treated as significant. The underlying unallocated expense items have fallen 14.0% this financial year to $19.6 million.

Finance costs – expense $143.8 million (2005 expense $89.2 million) up 61.2%

Finance costs from continuing operations have increased by $54.6 million over the previous corresponding period This was due to increased funding costs resulting from additional debt raised in relation to the acquisition of Southern Hydro and the investment in the PNG Upstream Gas Project. These were offset to some extent by favourable mark to market adjustments on treasury derivative products of approximately $15 million

Income tax – expense $134.5 million (2005 expense $54.4 million) up 147.2%

Income tax expense from continuing operations has increased by $80 1 million over the prior corresponding period. The majority of this increase is explained by the previous year result including a higher benefit amount relating to tax consolidations of $65.9 million compared to the current year of $46 3 million and a $38.1 million benefit from the write down of the Electricity Network assets.

For the year ended 30 June 2006

Note 1 – Basis of preparation

The Concise Financial Report relates to the consolidated entity consisting of The Australian Gas Light Company (The Parent Entity) and each of its subsidiaries. The Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039 Concise Financial Reports.

The financial statement and specific disclosures included in this Concise Financial Report, have been derived from the Full Financial Report of the consolidated entity. All amounts are presented in Australian Dollars.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with the Australian equivalent to International Financial Reporting Standards (A-IFRS). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in Note 2.

These accounting policies have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005 and in the preparation of the opening A-IFRS balance sheet as at 1 July 2004 (as disclosed in Note 2), except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative financial information for financial instruments, including derivatives, as permitted under the first time adoption transitional provisions. Instead, adjustments are made to the opening balances of the current financial year to ensure that the opening balances comply with the new accounting policies.

A full description of the accounting policies adopted by the consolidated entity is provided in the 2006 financial statements which form part of the Full Financial Report.

Note 2 – First-time Adoption of Australian Equivalents to International Financial Reporting Standards

The impacts of adopting A-IFRS on the total equity, profit after tax and on the cash flow statement as reported under Australian Accounting Standards applicable before 1 July 2005 (AGAAP) are illustrated below.

(i) Reconciliation of total equity as presented under AGAAP to that under A-IFRS

	CONSOLIDATED	
	30 JUNE 2005 $m	1 JULY 2004 $m
Total equity under AGAAP	**3,267.6**	**3,154.6**
Total A-IFRS equity adjustments at date of transition	1,308.4	n/a
Adjustments to equity:		
Recognition of net assets of defined benefit superannuation plans (a)	5.9	5.7
Write back of goodwill amortisation (b)	39.5	-
Adjustments relating to NGC (c)	54.5	(5.4)
Changes in equity accounted investments (d)	(1.2)	(0.5)
Election made to measure property, plant and equipment of certain equity accounted investments at fair value and use that fair value as the deemed cost of this property, plant and equipment at the date of transition (e)	(4.6)	370.7
Election made to measure certain property plant and equipment at fair value and use that fair value as deemed cost at the date of transition (f)	(31.6)	1,578.0
Recognition of share-based payments (g)	5.2	(14.2)
Tax effect of A-IFRS adjustments (h)	8.3	(625.9)
Total A-IFRS equity adjustments at date of transition	n/a	1,308.4
Total equity under A-IFRS	**4,652.0**	**4,463.0**

(a) AASB 119 Employee Benefits (AASB 119) requires the net surplus or deficit in defined benefit superannuation plans to be recognised as an asset or liability. Under AGAAP, contributions to these plans were expensed and no assets or liabilities were recognised. The consolidated entity has elected to early adopt the revised AASB 119 and has decided to recognise actuarial gains and losses directly in retained earnings. Other superannuation costs are recognised in the Income Statement.

(b) Goodwill is not amortised under AASB 3 Business Combinations but was amortised under AGAAP. An adjustment of $39.5 million has been made to reverse the goodwill amortisation expense since the date of transition. In accordance with AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1) the consolidated entity has elected not to restate past business combinations, accordingly no adjustment in respect of accumulated goodwill amortisation is required at the date of transition of 1 July 2004. In addition, under A-IFRS the consolidated entity concluded that the gas and electricity retail licences do not meet the criteria for recognition as separately identifiable intangible assets and in accordance with AASB 1 these licences were reclassified to goodwill at the date of transition at their net book value of $1,170.0 million.

(c) The consolidated entity disposed of its interests in NGC Holdings Limited (NGC) in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to A-IFRS. This resulted in an increase of $54.5 million in equity in respect of the sale of NGC.

(d) The consolidated entity's share of A-IFRS transitional adjustments made by entities which are accounted for using the equity method of accounting have resulted in adjustments to the carrying value of those investments under A-IFRS.

(e) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. The adjustment to retained earnings at 1 July 2004 of $370.7 million is a result of the equity accounted investments in Australian Pipeline Trust and ActewAGL Distribution Partnership increasing by $140.7 million (after income tax) and $230.0 million respectively to reflect the consolidated entity's share of the increase in equity accounted reserves arising from the increase in the carrying value of property, plant and equipment held by these entities. For the year ended 30 June 2005, the consolidated entity recognised a reduction in its share of equity accounted profits of $4.6 million reflecting the additional depreciation expense arising from the increase in the carrying value of property, plant and equipment. This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. This has resulted in an increase of $1,578.0 million in the carrying value of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, the consolidated entity recognised an additional depreciation expense of $31.6 million for the year ended 30 June 2005. This was a change from the A-IFRS elections proposed in the financial statements for the year ended 30 June 2005.

(g) Under AASB 2 Share-based Payments (AASB 2), the AGL Share Loan Plan is accounted for as an insubstance call option. On transition to A-IFRS, the outstanding loan balance of $14.2 million was debited to equity. For the year ended 30 June 2005, $5.2 million in proceeds from dividends and other repayments of the loans have been credited to equity. AASB 2 requires equity-settled share-based payment transactions to be fair valued at grant date and recognised as an expense over the vesting period, with a corresponding increase in equity.

(h) The tax effect of A-IFRS on transition, and ongoing, arises from the recognition of deferred taxes associated with fair value adjustments in relation to business combinations, investments, the adoption of fair value as deemed cost in respect of certain property plant and equipment and from previously categorised permanent differences between the book and tax carrying amounts of property, plant and equipment.

(ii) Reconciliation of profit after tax under AGAAP to that under A-IFRS

	CONSOLIDATED
	YEAR ENDED 30 JUNE 2005 $m
Profit after tax under AGAAP	**848.3**
Defined benefit superannuation plan expense (a)	8.5
Recognition of share-based payments expense (b)	(4.1)
Write back of goodwill amortisation (c)	39.5
Adjustments relating to NGC (d)	37.3
Changes in equity accounted investments (e)	2.8
Reduction in equity accounted profits in respect of the election to adopt the fair value of property plant and equipment as deemed cost at the date of transition in respect of certain equity accounted investments (f)	(4.6)
Additional depreciation in respect of the election to adopt the fair value of certain property, plant and equipment as deemed cost (g)	(31.6)
Tax effect of A-IFRS adjustments (h)	8.3
Profit after tax under A-IFRS	**904.4**

(a) AASB 119 Employee Benefits (AASB 119) requires defined benefit superannuation current service costs to be recognised in the Income Statement during the period. The consolidated entity has elected to recognise actuarial gains and losses directly in retained earnings in accordance with AASB 119. Under AGAAP, superannuation contributions were recognised as an expense as they were paid or became payable.

(b) Share-based payments are required to be recognised in the Income Statement under AASB 2 Share-based Payments but were not required to be expensed under AGAAP, hence an adjustment has been made to expense the fair value of Share-based Payments over the vesting period.

(c) Goodwill is not amortised under AASB 3 Business Combinations but was amortised under AGAAP. An adjustment has been made to reverse the goodwill amortisation expense since the date of transition.

(d) The consolidated entity disposed of its interests in NGC in December 2004. Additional deferred tax liabilities and other transitional adjustments were recognised on transition to A-IFRS, which resulted in an increase of $37.3 million in the reported profit on sale of NGC under A-IFRS.

(e) The consolidated entity's share of A-IFRS transitional adjustments made by entities which are accounted for using the equity method of accounting have resulted in adjustments to the consolidated entity's share of profits recognised under A-IFRS.

(f) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure certain property, plant and equipment held by certain equity accounted entities at fair value and use that fair value as the deemed cost of this property, plant and equipment. For the year ended 30 June 2005, the consolidated entity recognised a reduction in its share of equity accounted profits of $4.6 million reflecting the additional depreciation expense arising from the increase in the carrying value of property, plant and equipment.

(g) On transition to A-IFRS an election has been made in accordance with AASB 1 to measure the New South Wales gas distribution network property, plant and equipment at fair value and use that fair value as the deemed cost of this property, plant and equipment. As a result of the increased carrying value of the property, plant and equipment, the consolidated entity recognised an additional depreciation expense of $31.6 million for the year ended 30 June 2005.

(h) This adjustment represents the impact on current tax expense in respect of the A-IFRS adjustments, in accordance with AASB 112 Income Taxes.

Note 3 – Revenue and Expenses

	2006 $m	2005 $m
(a) Revenue from continuing and discontinued operations consisted of the following items:		
Revenue from sales of goods	3,765.1	3,638.4
Revenue from rendering of services	408.3	386.9
Revenue from construction contracts	46.5	32.5
Finance income		
Interest income		
Associates	11.4	10.6
Other entities	7.7	9.4
	4,239.0	4,077.8
Attributable to		
Continuing operations	4,239.0	3,871.1
Discontinued operations		206.7
	4,239.0	4,077.8
(b) Expenses from continuing and discontinued operations consisted of the following items		
Cost of sales	2,743.4	2,721.2
Administrative expenses	123.5	114.2
Employee benefits expense	490.2	460.1
Asset impairment	25.1	231.5
Other expenses	45.8	1.9
	3,428.0	3,528.5
Attributable to		
Continuing operations	3,428.0	3,426.7
Discontinued operations	–	101.8
	3,428.0	3,528.5

Note 4 – Dividends

	2006 $m	2005 $m
Recognised amounts		
Interim dividend paid 23 March 2006 (2005 – 24 March 2005)		
Franked amount (31 cents per share)(2005 – 28 cents per share)	141.3	127.8
Unfranked amount (Nil cents per share) (2005 – 3 cents per share)	-	13.7
Total amount (31 cents per share)(2005 – 31 cents per share)	141.3	141.5
Special dividend paid (Nil cents per share) 2006 (2005 – 24 March 2005)		
Franked amount (Nil cents per share)(2005 – 27 cents per share)		123.6
Unfranked amount (Nil cents per share) (2005 – 3 cents per share)	-	13.7
Total amount (Nil cents per share) (2005 – 30 cents per share)	-	137.3
Final dividend paid 23 September 2005 (2004 – 24 September 2004)		
Franked amount (32 cents per share) (2004 – 23 cents per share)	146.1	104.9
Unfranked amount (Nil cents per share) (2004 – 8 cents per share)		36.5
Total amount (32 cents per share) (2004 – 31 cents per share)	146.1	141.4
	287.4	420.2
Unrecognised amounts		
Proposed final dividend to be paid 22 September 2006 (a)		
Franked amount (36.5 cents per share)	166.4	146.1
Unfranked amount (nil)		
	166.4	146.1
(a) The proposed final dividend in respect of ordinary shares for the year ending 30 June 2006 has not been recognised in this financial report as the dividend was not declared on or before 30 June 2006		
The franking rate applicable to all franked dividends proposed is 30%. Franking credits available for franking dividends in the subsequent financial year on a tax paid basis (after allowing for tax payable and franking credits attached to dividends proposed in respect of the current financial year)		11.5

Note 5 – Segment information

(a) Segment revenues	External Revenues		Other Income		Inter-Segment Revenues		Equity Accounted Share of Net Profits/(Losses)		Total	
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Energy Networks										
Gas Networks	66.1	59.5	0.8	1.3	261.0	278.6	-	-	327.9	339.4
Electricity Networks	93.0	81.2	(0.1)	0.1	116.1	117.8	-	-	209.0	199.1
	159.1	140.7	0.7	1.4	377.1	396.4	-	-	536.9	538.5
Agility	207.8	146.3	0.1	1.8	309.0	280.5	-	-	516.9	428.6
Retail Energy	3,393.8	3,322.7	0.8	2.0	18.9	33.8	-	0.2	3,413.5	3,358.7
Merchant Energy	357.1	172.6	3.3	(2.2)	1,543.5	359.9	11.4	0.2	1,915.3	530.5
Intra Segment sales	-	-	-	-	(1,529.1)	(359.6)	-	-	(1,529.1)	(359.6)
	3,750.9	3,495.3	4.1	(0.2)	33.3	34.1	11.4	0.4	3,799.7	3,529.6
Energy Investments	94.9	62.2	-	0.7	-	-	89.4	83.1	184.3	146.0
New Zealand business	-	206.7	-	628.2	-	-	-	-	-	834.9
Property	-	-	23.3	14.7	3.6	1.3	-	-	26.9	16.0
Telecommunications	-	-	-	1.9	-	-	-	-	-	1.9
Segment totals	4,212.7	4,051.2	28.2	648.5	723.0	712.3	100.8	83.5	5,064.7	5,495.5
Unallocated items	26.3	26.6	0.9	(0.6)	-	-	-	-	27.2	26.0
	4,239.0	4,077.8	29.1	647.9	723.0	712.3	100.8	83.5	5,091.9	5,521.5
Less: eliminations	-	-	-	-	(723.0)	(712.3)	-	-	(723.0)	(712.3)
	4,239.0	4,077.8	29.1	647.9	-	-	100.8	83.5	4,368.9	4,809.2

Revenue is principally derived from:

(i) *Energy Networks* – distribution of gas and electricity.
Agility – provision of infrastructure management and maintenance services.
Retail Energy – sale of natural gas and electricity.
Merchant Energy – generation and sale of electricity and wholesale sale of gas and upstream oil and gas investments.
Energy Investments – investments in pipeline and energy utility entities.
New Zealand business (discontinued) – investments in New Zealand entities involved in the gas and electricity industries.
Property – sale and rental of properties.
Telecommunications – investment in entities involved in the telecommunications industry

(ii) Inter-segment pricing is made on an 'arms-length' commercial basis.

(iii) Since 1 April 2005 the previous Energy Sales & Marketing and Power Generation segments have been reported under the new Segments, Retail Energy and Merchant Energy. The 2005 comparatives have been restated to reflect this change.

Note 5 – Segment information (continued)

(b) Segment results – profits/(losses)	Segment Results - Profits/(Losses)		Depreciation and Amortisation		Other Non-cash Expenses	
Continuing Operations	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Energy Networks						
Gas Networks	119.2	132.4	73.4	72.0	1.4	1.9
Electricity Networks	89.0	(152.3)	17.7	24.2	0.1	231.6
	208.2	(19.9)	91.1	96.2	1.5	233.5
Agility	70.3	63.0	5.9	3.8	16.1	13.5
Retail Energy	262.8	221.2	10.5	13.9	33.1	35.3
Merchant Energy	147.2	52.6	65.8	18.8	3.1	0.5
	410.0	273.8	76.3	32.7	36.2	35.8
Energy Investments	89.9	94.0	6.0	4.7	25.8	1.6
Property	22.0	2.6	1.9	1.2	0.2	0.1
Telecommunications	0.1	2.2	-	-	-	0.1
Segment totals	800.5	415.7	181.2	138.6	79.8	284.6
Unallocated items	(65.2)	(27.8)	24.4	21.1	21.0	30.5
	735.3	387.9	205.6	159.7	100.8	315.1
Less: finance costs	(143.8)	(89.2)				
Profit from continuing operations before income tax	591.5	298.7				
Income tax expense	(134.5)	(54.4)				
Profit from continuing operations after income tax	457.0	244.3				

Discontinued Operations

New Zealand business	-	702.6	-	30.5	-	-
Segment totals	-	702.6	-	30.5	-	-
Less: finance costs	-	(10.3)				
Profit from discontinued operations	-	692.3				
Income tax expense	-	(12.1)				
Profit from discontinued operations after income tax	-	680.2				
Profit for the period	457.0	924.5				

PROFIT FOR THE PERIOD INCLUDES THE FOLLOWING SIGNIFICANT ITEMS, DETAILED IN NOTE 6, AS ALLOCATED TO RELEVANT SEGMENTS:	
(i) Electricity Networks	$Nil (2005 $(231.1) million)
(ii) Energy Investments	$(19.6) million (2005 $Nil)
(iii) New Zealand business	$Nil (2005 $628.2 million)
(iv) Property	$23.3 million (2005 $2.6 million)
(v) Unallocated items	$(45.6) million (2005 $(5.0) million)
(vi) Income tax benefit	$66.8 million (2005 $107.5 million)

Energy Investments non-cash expenses include a $25.1 million write down of PNG Pipeline FEED costs. Electricity Networks non-cash expenses include a $231.1 million impairment loss on write down of assets in the prior year.

(c) Segment assets and liabilities

	Assets		Liabilities		Equity Accounted Investments*		Acquisition of Non-Current Assets*	
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Energy Networks								
Gas Networks	2,816.6	2,795.4	638.0	695.6	-	-	86.4	69.2
Electricity Networks	787.5	755.0	13.3	12.4	-	-	50.0	42.4
	3,604.1	3,550.4	651.3	708.0	-	-	136.4	111.6
Agility	156.4	120.6	73.3	73.2	-	-	30.9	18.7
Retail Energy	2,084.8	2,057.3	514.2	553.8	9.8	0.9	0.2	1.8
Merchant Energy	3,257.9	555.3	644.3	3.2	131.3	106.5	2,215.2	12.0
	5,342.7	2,612.6	1,158.5	557.0	141.1	107.4	2,215.4	13.8
Energy Investments	1,062.4	1,029.2	161.3	164.0	868.3	864.5	26.4	4.4
New Zealand business	-	-	-	-	-	-	-	14.5
Property	32.0	30.2	26.3	17.2	-	-	35.1	7.0
Telecommunications	-	0.1	-	0.1	-	-	-	-
Segment totals	10,197.6	7,343.1	2,070.7	1,519.5	1,009.4	971.9	2,444.2	170.0
Unallocated items	290.2	537.8	3,652.8	1,709.4	-	-	40.7	32.0
Consolidated totals	10,487.8	7,880.9	5,723.5	3,228.9	1,009.4	971.9	2,484.9	202.0

* included in Assets total

(d) Funds employed

	Energy Networks		Agility	Retail Energy	Merchant Energy	Energy Investments
	Gas Networks	Electricity Networks				
	2006 $m	2006 $m	2006 $m	2006 $m	2006 $m	2006 $m
Current assets						
Cash and cash equivalents	-	-	0.6	6.2	58.5	11.6
Trade and other receivables	23.5	17.0	47.3	740.4	92.4	12.6
Inventories	-	-	3.2	1.5	25.3	1.4
Other financial assets	-	-	-	-	198.5	-
Other assets	-	0.6	0.6	3.7	4.8	0.2
Non-current assets						
Trade and other receivables	-	-	-	-	22.3	-
Investments accounted for using the equity method	-	-	-	9.8	131.3	868.3
Exploration and evaluation assets	-	-	-	-	51.5	-
Oil and gas assets	-	-	-	-	498.5	-
Property, plant and equipment	2,784.6	453.7	38.4	50.6	998.5	133.6
Intangible assets	6.9	278.2	45.9	1,180.5	869.3	18.7
Deferred tax assets	0.2	38.0	12.6	88.7	107.6	16.0
Other financial assets	-	-	-	-	196.4	-
Other assets	1.4	-	7.8	3.4	3.0	-
Total assets	2,816.6	787.5	156.4	2,084.8	3,257.9	1,062.4
Current liabilities						
Trade and other payables	5.6	9.1	36.5	340.4	61.7	7.0
Provisions	0.8	0.4	16.5	10.5	6.1	0.6
Current tax payable	-	-	-	-	-	0.5
Other financial liabilities	-	-	-	-	224.1	-
Other liabilities	-	1.6	0.3	0.9	0.3	0.6
Non-current liabilities						
Provisions	0.2	-	19.8	10.8	10.6	0.4
Deferred tax liabilities	631.4	2.2	-	136.9	172.5	108.7
Other financial liabilities	-	-	-	-	159.2	-
Other liabilities	-	-	-	3.8	1.3	-
Total liabilities	638.0	13.3	73.1	503.3	635.8	117.8
Funds employed	2,178.6	774.2	83.3	1,581.5	2,622.1	944.6
Guarantee support	-	-	3.3	1.2	233.8	21.7

Note 5 – Segment information (continued)

(e) Geographical segments

	External Revenues & Other Income		Assets $m		Acquisition of Non-Current Assets	
	2006 $m	2005 $m	2006 $m	2005 $m	2006 $m	2005 $m
Australia	4,200.9	3,852.0	10,324.5	7,740.0	2,481.9	183.1
New Zealand	-	834.9	-	-	-	14.5
Other	67.2	38.8	163.3	140.9	3.0	4.4
	4,268.1	4,725.7	10,487.8	7,880.9	2,484.9	202.0

Note 6 – Remuneration of auditors

	Consolidated	
	2006 $000	2005 $000
Auditors of the Parent Entity		
Audit and review of financial reports	1,779	920
Other regulatory audit services	90	269
Investigating Accountants Reports for demerger transactions	885	-
Independent Review Reports for directors forecasts for demerger transactions	545	-
Other audit assurance services	-	86
Adoption of Australian equivalent to International Financial Reporting Standards	466	326
	3,765	1,601
Other auditors	-	-
Audit and review of financial reports	51	68

The Auditor of The Australian Gas Light Company is Deloitte Touche Tohmatsu.

Note 7 – Change in composition of entity

Acquisitions

On 30 November 2005, AGL acquired 100% of the share capital of Meridian Energy Australia Holdings Ltd, an unlisted company that owned the Southern Hydro Group which is one of the largest renewable hydro and electricity generation portfolios in Australia.

The fair value of the acquisition was $1,451.4 million including costs directly attributable to the acquisition totalling $12.1 million.

From the date of acquisition, the Southern Hydro Group has contributed $21.7 million to operating profit before finance costs and income tax It is not practicable to determine the profit or revenue for the Group as if the acquisition had taken place at the beginning of the year as the risk management policies under AGL are different to those adopted by the Southern Hydro Group prior to the acquisition. The risk management policies include policies on energy trading which affect the operational performance of the entity.

The provisional fair value of the assets and liabilities of the Southern Hydro Group as at the date of the acquisition are

	PROVISIONAL FAIR VALUE RECOGNISED ON ACQUISITION 2006 $m	CARRYING VALUE AT ACQUISITION 2006 $m
Assets		
Cash and cash equivalents	11.0	11.0
Trade and other receivables	52.4	43.7
Inventories	0.2	0.2
Other assets	1.4	1.4
Other financial assets	41.7	41.7
Property, plant and equipment	701 2	716.2
Intangible assets	301 2	120.2
Deferred tax assets	28.1	32.2
	1,137.2	966.6
Liabilities		
Trade and other payables	41 0	41.0
Borrowings	6.9	6.9
Other financial liabilities	80.6	80.6
Provisions	11 9	7.6
Deferred tax liabilities	68.6	89.6
	209 0	225.7
Fair value of identifiable net assets	928 2	740.9
Goodwill on acquisition	523.2	
	1,451.4	
Consideration		
Cash paid including directly associated costs	1,451.4	
Less net cash acquired	11.0	
Net cash outflow	1,440.4	

Subject to finalisation of the provisional acquisition accounting, all identifiable intangible assets have been recognised separately from goodwill. Goodwill arises from various portfolio benefits that will arise from integrating the activities of the Southern Hydro business with that of AGL. These benefits include risk minimisation from the replacement of contracted hedge positions with physical fast-start generation assets and other cost reduction opportunities. The acquisition and associated portfolio benefits will assist AGL in delivering lower average wholesale energy costs at times of peak electricity demand and enhance AGL's retail market competitiveness.

Other businesses acquired during the year included Cable Layers and Yamba Civil with total consideration paid being $14.8 million. This represented net assets of $5 6 million and goodwill of $9 2 million

At 30 June there exists a deficiency of current assets to current liabilities which was primarily due to the acquisition of Southern Hydro being funded from debt facilities which were classified as a current liability. AGL refinanced these facilities in February 2006 with maturity dates extended for an average of 3.25 years subject to AGL's demerger proposal proceeding. Because AGL's demerger proposal did not proceed, the debt facilities will fall due for repayment on 28 November 2006. It is expected that the facilties will be refinanced before the maturity date, although the manner in which the refinancing will occur will depend on whether the transaction with Alinta will proceed

Note 8 – Subsequent events

On 26 April 2006 AGL and Alinta agreed to merge their respective infrastructure businesses in a Heads of Agreement. AGL and Alinta subsequently signed a Relationship Deed dealing with transitional and commercial issues arising from the proposed implementation of an AGL Scheme of Arrangement and an Alinta Scheme of Arrangement. These Schemes involve the merger of AGL and Alinta's infrastructure and asset management businesses and the establishment of AGL Energy as a separate listed entity. These two new listed entities will be new AGL and new Alinta.

Preparation for the necessary Shareholders meetings is well underway including the preparation of Scheme Booklets together with Directors' recommendations on each proposal. It is expected that these meetings will take place in October 2006. The implementation of the Schemes is dependent upon obtaining necessary Shareholders approval at these meetings. The effect of obtaining the AGL Shareholder approval has not been included in these financial statements.

AGL's acquisition of a 50% share in the Moranbah Gas Project effective 1 January 2006, was completed on 22 August 2006. AGL's share of revenue and costs from the effective date to financial close on 22 August 2006 will be adjusted against the acquisition price once completion accounts have been prepared. A deposit of $9.3 million was initially paid and a further $83.7 million paid at completion. Together with transaction costs, the total acquisition value before completion adjustments is $103.0 million.

Note 9 – Changes in accounting policy

In the current financial year the consolidated entity adopted AASB132 Financial Instruments Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Management. This change in accounting policy has been adopted in accordance with the transition rules in AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB139

		CONSOLIDATED		
	NOTE	A-IFRS 30 JUNE 2005 $m	EFFECT OF ADOPTION $m	RESTATED 1 JULY 2005 $m
Fair value derivatives - assets	(a)	-	128.3	128.3
Pre-payments	(b)	56.3	(41.1)	15.2
Investments accounted for using the equity method	(c)	971.9	18.5	990.4
Deferred tax assets	(a)(b)	127.0	78.1	205.1
Borrowings	(a)	(1,643.2)	59.4	(1,583.8)
Fair value derivatives – liabilities	(a)	-	(401.1)	(401.1)
Provision for onerous contracts	(b)	(7.1)	2.8	(4.3)
Deferred tax liabilities	(a)	(945.8)	(4.3)	(950.1)
Unearned revenue	(b)	(14.0)	5.7	(8.3)
Hedging reserve	(a)	-	123.3	123.3
Retained earnings	(a)(b)(c)	(2,650.5)	30.4	(2,620.1)

(a) Under previous AGAAP, the consolidated entity did not recognise derivatives as fair value on the balance sheet. The adoption of AASB 139 has resulted in the consolidated entity recognising all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity through retained earnings and hedging reserve at 1 July 2005 by the after tax amount of the fair value of the derivatives. The transitional provisions will not have any effect in the future reporting periods. For fair value hedges, the underlying risks being hedges have also been recognised on the balance sheet at fair value and adjusted against borrowings.

(b) Prepaid option premiums, provision for onerous contracts and unearned revenue that were previously recognised under AGAAP are now recognised at fair value under A-IFRS as either derivative assets or derivative liabilities.

(c) The consolidated entity has recognised its equity accounted share of adjustments made by associates arising from the recognition of derivatives at fair value.

(d) Recognition of deferred tax assets and deferred tax liabilities arising from the change to accounting policies in (a) and (b) above.

Independent Audit Report to the Shareholders of The Australian Gas Light Company

Scope

The Concise Financial Report of The Australian Gas Light Company comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, and accompanying notes for the consolidated entity for the year ended 30 June 2006 as set out on pages 52 to 72. The consolidated entity comprises both The Australian Gas Light Company (the Company) and the entities it controlled at the year's end or from time to time during the financial year.

The Directors of the Company are responsible for the preparation and presentation of the Concise Financial Report in accordance with Accounting Standard AASB 1039 "Concise Financial Reports". This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Concise Financial Report.

Audit approach

We have conducted an independent audit of the Concise Financial Report in order to express an opinion on it to the members of the Company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We have also performed an independent audit of the Full Financial Report of the Company for the year ended 30 June 2006. Our audit report on the Full Financial Report was signed on 29 August 2006, and was not subject to any qualification. For a better understanding of our audit approach to the audit of the Full Financial Report, this report should be read in conjunction with our audit report on the Full Financial Report.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report, and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures in the Concise Financial Report that were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Auditor's Independence Declaration

The Independence Declaration provided to the Directors of The Australian Gas Light Company on 23 August 2006 would be in the same terms as if it was given on the date this report is made out.

Audit Opinion

In our opinion, the Concise Financial Report of The Australian Gas Light Company for the year ended 30 June 2006 complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Deloitte

G. Couttas

Greg Couttas, Partner
Chartered Accountants, Sydney, 29 August 2006

Liability limited by a scheme approved under Professional Standards Legislation. Member of Deloitte Touche Tohmatsu.

Independence Declaration to the Directors of The Australian Gas Light Company

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the Directors of The Australian Gas Light Company ("AGL")

As lead audit partner for the audit of the financial statements of AGL for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit, other than a contravention covered by ASIC Class Order 05/910; and

(ii) any applicable code of professional conduct in relation to the audit.

The independence of Deloitte in respect to the audit of the financial statements of The Australian Gas Light Company for the year ended 30 June 2006 has not been impaired by this inadvertent contravention of the auditor independence requirements of the Corporations Act 2001.

Yours sincerely,

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Deloitte

G. Couttas

Greg Couttas, Partner
Chartered Accountants, Sydney, 23 August 2006

Liability limited by a scheme approved under Professional Standards Legislation. Member of Deloitte Touche Tohmatsu.

five-year summary.

	2006 A-IFRS	2005* A-IFRS	2004 AGAAP	2003 AGAAP	2002 AGAAP
STATISTICS					
Revenue before significant items ($m)	4,244.8	4,082.8	4,183.2	4,051.6	3,197.2
Depreciation and amortisation ($m)	205.6	190.2	244.2	249.9	219.8
EBIT before significant items ($m)	777.2	695.8	713.8	688.6	552.1
Borrowing costs ($m)	143.8	99.5	134.0	174.6	172.2
Tax expense before significant items ($m)	201.3	170.0	188.0	171.6	116.3
Profit after tax and before significant items ($m)	432.1	426.3	391.7	342.4	263.6
Profit attributable to Shareholders ($m)	457.0	904.4	349.5	331.6	176.2
Shareholders' equity attributable to Shareholders of the Parent ($m)	4,764.3	4,652.0	3,049.8	2,896.8	2,101.1
Net borrowings ($m)[7]	3,321.1	1,249.0	2,171.9	1,990.6	2,496.8
Total assets ($m)	10,487.8	7,880.9	6,573.9	6,394.4	6,016.6
Funds employed ($m)	8,194.5	6,295.3	5,331.4	5,186.6	4,826.0
Net assets ($m)	4,764.3	4,652.0	3,154.3	3,152.6	2,328.5
Operating cash flow ($m)	436.0	557.4	637.2	542.2	344.3
Capital expenditure ($m)	865.1	187.7	209.9	266.2	412.6
Number of employees	3,371	3,006	3,239	3,288	2,639
Issued shares ($m)	455.9	456.6	456.2	450.2	382.2
Market capitalisation ($m)	7,982.8	6,497.4	5,533.4	4,929.7	3,764.7

	2006 A-IFRS	2005* A-IFRS	2004 AGAAP	2003 AGAAP	2002 AGAAP
PERFORMANCE INDICATORS					
Net tangible assets attributable to Shareholders/share ($)	5.18	6.78	3.15	2.77	3.17
Net assets attributable to Shareholders/share ($)	10.45	10.19	6.69	6.43	5.50
Earnings/share[1]					
- excluding significant items (cents)	94.7	89.0	79.5	73.2	66.4
- including significant items (cents)	100.2	198.1	76.8	67.3	51.6
Dividends/share (cents)	67.5	63.0	60.0	55.0	52.0
Operating cash flow/share (cents)[2]	95.6	122.1	140.1	123.6	92.5
Profit before borrowing costs and tax and significant items/revenue (before significant items) (%)	18.3	17.0	17.1	17.0	17.3
Profit before borrowing costs, tax and significant items/simple average funds employed (%)	10.7	12.0	13.6	13.8	11.5
Earnings on Shareholders' equity[3]					
- excluding significant items (%)	9.2	9.0	12.2	11.9	12.3
- including significant items (%)	9.7	20.0	11.8	13.3	9.6
Debt : debt plus equity (%)[4]	41.1	21.2	40.8	38.7	51.7
Net borrowing costs cover (times)[5]	6.1	8.5	5.7	4.1	3.4
Current ratio[6]	0.46	1.59	0.85	1.12	0.67
Revenue (excluding significant items)/average employees ($000)	1,331.3	1,307.5	1,281.8	1,367.2	1,091.8
EBIT excluding significant items/average employees ($000)	243.8	222.8	218.7	232.4	188.5
Weighted Average Number of Ordinary Shares	456.1	456.5	454.9	438.5	372.3

1 Profit after tax and outside equity interests, shares weighted for issues
2 Net cash provided by operating activities, shares weighted for issues
3 Profit after tax and outside equity interests; simple average Shareholders' equity
4 Net borrowings as a percentage of total equity
5 Net borrowing costs related to profit before borrowing costs, tax and significant items
6 Liquidity was supported by $266.2 million of unused credit facilities at 30 June 2005 (refer Note 47(b) to the Full Financial Report)
7 Interest bearing liabilities less interest and cash balances
* Includes discontinued operations
[] 2004 shareholder equity adjusted for A-IFRS

shareholding information.

The following information is provided regarding the Issued Capital of AGL as at 9 August 2006:

1. The Issued Capital consisted of 455,910,464 fully-paid ordinary shares.
2. There were 109,154 holders of these ordinary shares.
3. There were 5,820 holders of less than 100 shares.
4. The distribution of holders was:

	NO. OF HOLDERS	%
1 – 1,000 shares	55,440	50.79
1,001 – 5,000 shares	45,868	42.02
5,001 – 10,000 shares	5,177	4.74
10,001 – 100,000 shares	2,549	2.34
100,001 shares and over	120	0.11
	109,154	100

5. The location of holders was:

LOCATION	NO. OF HOLDERS	%	NO. OF SHARES	%
Australia	105,056	96.25	447,882,178	98.24
USA and Canada	511	0.47	396,176	0.09
United Kingdom	332	0.30	367,172	0.08
New Zealand	2,892	2.65	6,413,741	1.41
Others	363	0.33	851,197	0.18
	109,154	100	455,910,464	100

6. The class of holders was:

CLASS OF HOLDER	NO. OF HOLDERS	%	NO. OF SHARES	%
Individuals	62,506	57.26	111,845,393	24.53
Companies and other	46,648	42.74	344,065,071	75.47
	109,154	100	455,910,464	100

7. The twenty largest holders held 46.77% of the Issued Capital:

TWENTY LARGEST HOLDERS AS AT 9 AUGUST 2006	FULLY-PAID ORDINARY SHARES	% OF TOTAL ISSUED SHARES
Alinta Group Holdings Pty Ltd	90,904,997	19.94
Westpac Custodian Nominees Limited	28,481,227	6.25
National Nominees Limited	25,244,698	5.54
J P Morgan Nominees Australia Limited	19,020,292	4.17
ANZ Nominees Limited	14,036,435	3.08
Citicorp Nominees Pty Limited	10,918,977	2.39
AMP Life Limited	3,925,215	0.86
Australian Foundation Investment Company Limited	3,716,991	0.82
Suncorp Custodian Services Pty Limited	2,490,423	0.55
Cogent Nominees Pty Limited	1,864,393	0.41
Argo Investments Limited	1,780,979	0.39
RBC Dexia Investor Services Australia Nominees Pty Limited	1,747,394	0.38
UBS Wealth Management Australia Nominees Pty Ltd	1,548,848	0.34
Labrador Pty Limited	1,263,150	0.28
Questor Financial Services Limited	1,252,158	0.27
HSBC Custody Nominees (Australia) Limited-GSCO ECA	1,067,546	0.23
Cogent Nominees Pty Limited <SMP Accounts>	1,028,430	0.23
Perpetual Trustee Company Limited	987,904	0.22
Custodial Services Limited	950,658	0.21
Carlton Hotel Limited	938,042	0.21
	213,168,757	46.77

shareholder information.

Share Registry
Shareholders with enquiries about any aspect of their shareholdings are invited to contact AGL's Share Registry at.

Link Market Services Limited
Level 12, 680 George Street, Sydney NSW 2000
(Postal Address: Locked Bag A14, Sydney South NSW 1235)

Telephone: 1800 724 514 (within Australia)
+61 2 8280 7103 (International)

Facsimile: 02 9287 0303 (within Australia)
+61 2 9287 0303 (International)

Email: agl@linkmarketservices.com.au

When communicating with the Share Registry, it will assist if you can quote your current address together with your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as shown on your Issuer Sponsored/CHESS statements.

The final dividend
The final dividend of 36.5 cents per share, 100% franked, will be paid on Friday 22 September 2006 to Shareholders registered on 8 September 2006.

Australian Stock Exchange listing
AGL's shares are listed on the ASX, with Sydney being the home exchange. Details of share trading activity and share prices are published in the financial pages of most daily newspapers. AGL's ASX code is 'AGL'

AGL website
The AGL website address is: www.agl.com.au. If you visit the Shareholders'/Share Registry page, located in the Investor Centre of the AGL website, you can also check the share price and graphs, check your current holding balances, download a variety of instruction forms, subscribe to email announcements and elect to receive electronic dividend statements.

Electronic payment of dividends to Shareholders' accounts
Shareholders may nominate a bank, building society or credit union account within Australia for the payment of dividends for direct credit. Payments are electronically credited on the dividend payment date and confirmed by a mailed payment advice. Shareholders wishing to take advantage of payment by direct credit should contact the Share Registry An appropriate form can be downloaded from the Share Registry's website.

Dividend Reinvestment Plan
At the October 2003 AGM the Chairman announced that the Dividend Reinvestment Plan was to be suspended for future dividends.

Electronic copy of the Annual Report
Shareholders who wish to receive an electronic copy of the Annual Report are invited to provide their email address to the Share Registry. This can be done directly by contacting the Share Registry's website or by writing to the Share Registry Alternatively, an appropriate form can be downloaded from the Share Registry's website. Changes to email addresses can similarly be made through the website or notified to the Share Registry in writing.

Removal from the printed Annual Report mailing list
Shareholders who do not wish to receive the printed Annual Report should visit the Share Registry's website or advise the Share Registry in writing to remove their names from the mailing list. Those Shareholders will continue to receive all other Shareholder information

Change of address or banking details
Shareholders who are Issuer Sponsored should advise the Share Registry immediately of a change of address or banking details for dividends electronically credited to a bank account. All such changes must be advised in writing and cannot be accepted by telephone Appropriate forms can also be downloaded from the Share Registry's website.

Shareholders who are CHESS Sponsored should instruct their sponsoring broker in writing to notify the Share Registry of any change.

Change of name
Shareholders who are Issuer Sponsored should notify the Share Registry in writing immediately of a change of name The written advice must be accompanied by supporting documentation. Appropriate forms can be downloaded from the Share Registry's website.

Shareholders who are CHESS Sponsored should instruct their sponsoring broker in writing to notify the Share Registry of any change.

Tax File Number (TFN)
While it is not compulsory to provide a TFN, if Shareholders have not provided a TFN or exemption category details, and an unfranked or partly-franked dividend is payable, AGL will be required to deduct tax from the unfranked portion of the dividend at the top marginal tax rate. TFN notification forms can be obtained by contacting the Share Registry or by downloading the appropriate form from the Share Registry's website

Australian Business Number (ABN)
As from July 2000 Australian companies have the option to quote their ABN in lieu of their TFN to avoid withholding tax being deducted from dividends which are unfranked.

Consolidation of shareholdings
Shareholders who wish to consolidate their multiple shareholdings into one holding should advise the Share Registry or their sponsoring broker, whichever is applicable, in writing.

Full Financial Report
Shareholders seeking a copy of the Full Financial Report should contact the Share Registry. The Full Financial Report is also available on the AGL website.

Registered office
AGL, 72 Christie Street, St Leonard NSW 2065, Australia

Telephone 02 9921 2999 (within Australia)
+61 2 9921 2999 (international)

Company Secretary
Jane McAloon FCIS, LLB, BEc(Hons)